Exhibit 99.1

          , 2014

Dear Oil States Stockholder:

I am pleased to inform you that on May 5, 2014, the board of directors of Oil States International, Inc. approved the spin-off of our Accommodations business as a separate, publicly traded company, which we have named Civeo Corporation (“Civeo”). Upon completion of the spin-off, Oil States stockholders will own 100% of the outstanding shares of common stock of Civeo. We believe that this separation of Civeo to form a new, independent, publicly traded company is in the best interests of Oil States, its stockholders and Civeo.

The spin-off will be completed by way of a pro rata distribution on May 30, 2014, of Civeo common stock to our stockholders of record as of the close of business on May 21, 2014, the spin-off record date. Each Oil States stockholder will receive two shares of Civeo common stock for each share of Oil States common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, stockholders may request that their shares of Civeo common stock be transferred to a brokerage or other account at any time.

The spin-off is subject to certain customary conditions. Stockholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Civeo common stock.

Immediately following the spin-off, you will own common stock in Oil States and Civeo. Oil States’ common stock will continue to trade on the New York Stock Exchange under the symbol “OIS”. Civeo’s common stock has been approved to be listed on the New York Stock Exchange under the symbol “CVEO”.

Oil States has received a private letter ruling from the Internal Revenue Service to the effect that, among other things, the distribution of Civeo’s common stock to Oil States stockholders, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws. The separation is also subject to other conditions, including necessary regulatory approvals.

The enclosed information statement, which is being mailed to all Oil States stockholders, describes the spin-off in detail and contains important information about Civeo, including its consolidated financial statements. We urge you to read this information statement carefully.

I want to thank you for your continued support of Oil States. We look forward to your support of Civeo in the future.

Yours sincerely,

Cindy B. Taylor
President and Chief Executive Officer
Oil States International, Inc.

          , 2014

Dear Civeo Stockholder:

It is our pleasure to welcome you as a stockholder of our company, Civeo Corporation We provide remote site accommodations, logistics and facility management services to the global natural resource industry, with operations primarily focused in Canada, Australia and the United States.

Civeo has a history of operational excellence spanning over twenty years in the Canadian oil sands region and over fifteen years in the Australian natural resources market. With our solid reputation for providing premium accommodations and services in our over 20,000 lodge and village rooms, we are well-positioned to continue to grow organically in our existing regions of operations as well as assess opportunities in additional locations and markets. As an independent, publicly traded company, we can more effectively focus on and enhance our strategic growth plans and deliver long-term stockholder returns.

We have been approved to list Civeo common stock on the New York Stock Exchange under the symbol “CVEO” in connection with the distribution of Civeo common stock by Oil States.

We invite you to learn more about Civeo by reviewing the enclosed information statement. We look forward to our future as an independent, public company and to your support as a holder of Civeo common stock.

Very truly yours,

Bradley J. Dodson
President and Chief Executive Officer
Civeo Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED May 6, 2014

INFORMATION STATEMENT

Civeo Corporation

Common Stock

(par value $0.01 per share)

This information statement is being sent to you in connection with the separation of Civeo Corporation (“Civeo”) from Oil States International, Inc. (“Oil States”), following which Civeo will be an independent, publicly traded company. As part of the separation, Oil States will distribute all of the shares of Civeo common stock on a pro rata basis to the holders of Oil States’ common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the restructuring transactions (which will precede the separation) and the distribution, as the “spin-off.” We expect that the spin-off will be tax-free to Oil States stockholders for U.S. federal income tax purposes. Each Oil States stockholder will receive two shares of Civeo common stock for each share of Oil States common stock held by such stockholder as of the close of business on May 21, 2014, the record date for the distribution. The distribution of shares will be made in book-entry form. As discussed under “The Spin-Off—Trading Prior to the Distribution Date,” if you sell your common shares of Oil States in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of our common stock in connection with the separation. The distribution will be effective as of 11:59 p.m., Eastern Time, on May 30, 2014. Immediately after the distribution becomes effective, Civeo will be an independent, publicly traded company.

No vote or further action of Oil States stockholders is required in connection with the spin-off. We are not asking you for a proxy. Oil States stockholders will not be required to pay any consideration for the shares of Civeo common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Oil States common stock or take any other action in connection with the spin-off.

All of the outstanding shares of Civeo common stock are currently owned by Oil States. Accordingly, there is no current trading market for Civeo common stock. We expect, however, that a limited trading market for Civeo common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Civeo common stock will begin the first trading day after the distribution date. We have been approved to list Civeo common stock on the New York Stock Exchange under the ticker symbol “CVEO”.

In reviewing this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 19 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is  May 6, 2014.

This information statement was first mailed to Oil States stockholders on or about                , 2014.

TABLE OF CONTENTS

Page

SUMMARY	1
RISK FACTORS	19
FORWARD-LOOKING STATEMENTS	38
THE SPIN-OFF	39
TRADING MARKET	49
DIVIDEND POLICY	51
CAPITALIZATION	52
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	53
SELECTED HISTORICAL COMBINED FINANCIAL DATA	59
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	60
BUSINESS	73
MANAGEMENT	93
EXECUTIVE COMPENSATION	99
SUMMARY COMPENSATION TABLE	117
GRANTS OF PLAN BASED AWARDS	119
OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR END	120
OPTIONS EXERCISED AND STOCK VESTED	122
NONQUALIFIED DEFERRED COMPENSATION	123
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL	124
DIRECTOR COMPENSATION	127
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	128
ARRANGEMENTS BETWEEN OIL STATES AND OUR COMPANY	130
OTHER RELATED PARTY TRANSACTIONS	134
DESCRIPTION OF MATERIAL INDEBTEDNESS	136
DESCRIPTION OF CAPITAL STOCK	137
WHERE YOU CAN FIND MORE INFORMATION	141
INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND SCHEDULES	F-1

This information statement is being furnished solely to provide information to Oil States stockholders who will receive shares of Civeo common stock in connection with the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

i

SUMMARY

This summary highlights information contained in this information statement and provides an overview of our company, our separation from Oil States and the distribution of Civeo common stock by Oil States to its stockholders. You should read this entire information statement carefully, including the risks discussed under “Risk Factors,” our audited and unaudited historical combined financial statements and the notes thereto and our unaudited pro forma combined financial statements included elsewhere in this information statement. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, (1) all references to “Oil States” refer to Oil States International, Inc., our parent company, and its subsidiaries, other than us, and (2) all references to “Civeo,” the “Company,” “we,” “us” and “our” refer to Civeo Corporation and its subsidiaries. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the restructuring transactions. See “The Spin-Off—Restructuring Transactions.”

Overview

We are currently a wholly owned subsidiary of Oil States. Following the spin-off, we will be one of the largest integrated providers of long-term and temporary remote site accommodations, logistics and facility management services to the natural resource industry. We operate in some of the world’s most active oil, coal, natural gas and iron ore producing regions, including Canada, Australia and the United States. We have established a leadership position in providing a fully integrated service offering to our customers, which include major and independent oil and natural gas companies, mining companies and oilfield and mining service companies. Our Develop, Own and Operate model allows our customers to focus their efforts and resources on their core development and production businesses.

Our scalable modular facilities provide workforce accommodations where, in many cases, traditional infrastructure is not accessible, sufficient or cost effective. Our services allow for efficient development and production of resources found in locations far away from large communities. We believe that many of the more recently discovered mineral deposits and hydrocarbon reservoirs are in remote locations. We support these facilities by providing lodging, catering and food services, housekeeping, recreation facilities, laundry and facilities management, as well as water and wastewater treatment, power generation, communications and personnel logistics where required. Our premium accommodations services allow our customers to outsource their accommodations needs to a single supplier, maintaining employee welfare and satisfaction while focusing their investment on their core resource development efforts. Our primary focus is on providing premium accommodations to leading natural resource companies at our major properties, which we refer to as lodges in Canada and villages in Australia. We have seventeen lodges and villages in operation, with an aggregate of more than 20,000 rooms. Additionally, in the United States and Canada, we have eleven smaller open camp properties as well as a fleet of mobile accommodation assets. For the year ended December 31, 2013, we generated $1.0 billion in revenue and $259.5 million in operating income.

Demand for our accommodations services generally originates from our customers’ projects which can be segmented into two phases, (1) the development or construction phase and (2) the operations and production phase. Initial demand for our services is primarily driven by our customers’ capital spending programs related to the construction and development of oil sands projects, mines and other resource developments including associated resource delineation and infrastructure. Long term demand for our services is driven by the operations of the producing projects and mines including operating and production activities, sustaining and maintenance capital spending, the drilling and completion of steam-assisted gravity drainage (SAGD) wells and long-term development of related infrastructure. Industry capital spending programs are generally based on the long-term outlook for commodity prices, economic growth and estimates of resource production. We concentrate our efforts on serving customer operations with long-duration production horizons that we think will generate strong returns on our deployed capital.

Our Competitive Strengths

Develop, Own, Operate model with solutions that span the lifecycle of the customers’ projects

We employ a Develop, Own, Operate business model, offering an integrated solution to our customers’ workforce accommodations needs. We identify and acquire sites through purchase or long-term lease and then arrange for necessary permits for development. We also engineer, design, construct, install and operate full service, scalable facilities. This comprehensive service offering enables our customers to focus on their core competency – the exploration and development of natural resources – and consequently allocate their operational resources and financial capital more efficiently. In return for outsourcing their accommodations needs, our customers benefit from efficient operations and consistent service delivery with greater cost and quality control. Housing personnel and contractors is not a significant project or operating expense for our customers, nor is it their expertise. However, accommodations availability and quality are material factors impacting our customers’ project timing and success. The quality of accommodations is critical to the attraction, retention and productivity of our customers’ workforce because skilled employees are generally in relatively limited supply in the regions where we operate. Our Develop, Own, Operate model provides accountability and a single-source counterparty that we believe is valued by our customers.

Using our Develop, Own, Operate business model, we provide accommodations solutions which span the lifecycle of customer projects from the initial exploration and resource delineation to long term production. Initially, as customers assess the resource potential and determine how they will develop it, they typically need accommodations for a limited number of employees for an uncertain duration of time. Our fleet of mobile accommodation assets is well-suited to support this initial exploratory stage as customers evaluate their development and construction plans. As development of the resource begins, we are able to serve their needs through either our open camp model or through our scalable lodge or village model. As projects grow and headcount needs increase, we are able to scale our facility size to meet our customers’ growing needs. By providing infrastructure early in the project lifecycle, we are well positioned to continue to service our customers throughout the production phase, which typically lasts decades.

Reputation and experience

Without a track-record of relevant operating success in a region, customers are reluctant to award accommodations contracts to unproven counterparties. We believe that our reputation and proven ability to build and operate premium accommodations offer a competitive advantage in securing new contracts. Through a predecessor we initially entered the large scale, premium workforce accommodation market through a 2,100 bed facility that we built and sold to Syncrude in 1990 and operated and managed for them for nearly twenty years. Our initial investment in large scale owned and operated accommodations in the oil sands in Canada came with the establishment of our PTI Lodge in 1998 and through our predecessor in Australia with our Moranbah Village in 1996. Since making those initial investments, our product and service offering has evolved as our customers’ needs have changed. Accommodations are critical to our customers’ projects; without timely availability and quality of accommodations, their projects may not start as expected or may not be able to attract and retain qualified and sufficient labor. We believe our track-record of meeting deadlines and delivering a high level of service aids in the establishment and operation of many projects and allow us to minimize risk for our customers. In Canada, we received Shell’s Vendor of the Year award in 2010 as well as the Award of Distinction for Aboriginal Affairs from the Premier of Alberta in 2011. In 2013, our Australian operations received the prestigious Australian Business Award for Service Excellence.

High quality asset base in areas with long term visibility creates a more stable revenue base

We have built a network of high quality accommodations assets that are generally placed near long-lived resource assets – primarily metallurgical coal mines in the Bowen Basin of Australia, oil sands recovery projects in Alberta, Canada and oil and gas shale resources in the U.S. These reserves generally have long-term development horizons that we believe provide us with a long term opportunity for occupancy in our lodges and villages. Many of our guests are working on resource assets that have expected 30-40 year production lives, although production levels, and thus our occupancy, may fluctuate during these periods as commodity prices vary. Many of our accommodations are strategically located near concentrations of large resource projects, allowing multiple customers to access our sites and share accommodations costs that would otherwise be borne by each project individually.

We offer premium services with comfortable, high quality rooms complemented by comprehensive infrastructure and supporting services. Our services include laundry, power generation, water and wastewater treatment as well as a growing expertise in personnel logistics, allowing our customers to focus on resource development. These premium facilities and services are targeted towards the larger, more stable resource companies and their contractors. We are well positioned to serve multi-year resource developments, providing, for our industry, longer-term visibility and stability to our operations. We seek a customer base that typically contracts for accommodations services under two to five year, take-or-pay contracts, providing more stable revenues. In addition, the costs to many of our customers of switching providers are high due to the long lead times required to acquire land and subsequently develop supporting accommodations facilities. We believe this strategy helps reduce investment and customer concentration risks, enhancing revenue visibility and stability.

Land banking focus with a pipeline of approved developments

We believe that there are benefits created by investing early in land in order to gain the strategic, early mover advantage in an emerging region or resource play. The initial component of our Develop, Own, Operate business model is site selection and permitting. Our business development team actively assesses regions of potential future customer demand and pursues land acquisition and permitting, a process we describe as “land banking.” We believe that having the first available accommodations solution in a new market allows us to win contracts from customers and gives us an early mover advantage as competitors may be less willing to speculatively build large-scale accommodation facilities without firm customer commitments.

We currently operate in a total of twenty-eight locations, which includes seven lodges, ten villages and eleven open camps across Australia, Canada and the U.S., several of which have the capacity for further expansion if market and customer demands grow and if we obtain appropriate permitting and other regulatory approvals. In some of these locations, we have already secured additional land to expand our operational footprint if needed. Our financial strength allows us to make these investments which we believe is a competitive advantage. We have a pipeline of five undeveloped sites that have received the necessary permitting and regulatory approvals. We believe this will allow us to respond promptly to future room demand in emerging regions.

Significant operational and financial scale

Natural resources projects in the Canadian oil sands region and Australian mining regions are typically large in scope and scale; oftentimes costing several billion dollars, and have significant requirements for equipment and labor. Service providers, particularly outsourced accommodations providers, in this sector must have significant operational and financial scale and resources to adequately serve these sizable developments. With cash flow from existing facilities coupled with our solid financial structure, we are capable and willing to invest further to support customer growth plans. As a result of our significant investments made over the last four years, we have more than doubled our accommodations revenues to $1.0 billion in 2013. We are one of the largest global providers of accommodations services. We have spent $1.2 billion for capital expenditures in North America since Oil States’ IPO in 2001 and $375.8 million in Australia since our acquisition of The MAC in 2010. Our largest lodge, Wapasu Creek Lodge, has over 5,100 rooms which we believe is the second largest lodging property in North America, in terms of rooms, second only to a hotel in Las Vegas. With our proven operational track record, substantial installed base and strong balance sheet, we are able to clearly demonstrate to customers that we have the willingness to invest and have the scale to deliver premium services on their most substantial projects, reducing their project timing and counterparty risks.

Our Business Strategy

Pursue growth in existing markets through existing and undeveloped locations

We believe that we have considerable growth opportunities in our existing markets through our portfolio of permitted, undeveloped locations. We also have permitted expansion capability in some of our current operating lodges and villages. The permits associated with land banked undeveloped locations and existing locations allow for the development of up to approximately16,000 additional lodge and village rooms over time, which represents a potential increase of more than 75% over the 20,857 rooms in operation as of December 31, 2013. For the three years ended December 31, 2013, we have invested $28.2 million on land banking. However, we are under no obligation to develop these sites and cannot provide any assurance that these locations will be developed. See “Risk Factors – Our land banking strategy may not be successful.” With our integrated business model, this pipeline of permitted developments provides us with the ability to respond quickly to customer project approvals and be an early mover in regions with emerging accommodation demand.

We will continue to be proactive in securing land access and permits for future locations, so that we are prepared to be an early mover in identified growth regions. When a market opportunity is identified, we secure an appropriate block of land, either through acquisitions or leases, with appropriate zoning, near high quality reserves and/or near prospective customer locations. This strategy requires us to carefully evaluate potential future demand opportunities, oftentimes several years in advance of the specific market opportunity, due to the lead time required for development approvals and land development. We believe that our scale and financial position provides us with advantages in pursuing this strategy. Our existing land holdings comprise assets that expand our capacity in some of our base markets as well as properties that extend the reach of our offering.

Capital discipline based on returns focused investment and flexible financial structure

We take a thoughtful, measured, disciplined and patient approach to our investments. Our land banking strategy creates a relatively inexpensive option to develop a property in the future. Our scalable facility design then allows us to match the pace of our investments to demand growth. For example, our Wapasu Creek Lodge opened in 2007 with 589 rooms. As activity in the area expanded, we were able to build further stages such that Wapasu now comprises 5,174 rooms with three central core facilities. We believe that we have an incumbency advantage to extend our contracts after the initial term due to our premium services and long lead times for site development and permitting.

Our substantial base of operations and cash flow coupled with our strong balance sheet will allow us to pursue and execute our strategic growth plan while maintaining a suitable leverage profile given the contract profile of our existing operations. We believe that our financial strength makes us a more attractive counterparty for the largest natural resource companies. Our capital base allows us to undertake large projects, often involving long lead times, and commit capital throughout industry cycles.

Selectively pursue acquisition opportunities

We actively pursue accretive acquisitions in market sectors where we believe such acquisitions can enhance and expand our business. We believe that we can expand existing services and broaden our geographic footprint through strategic acquisitions. These acquisitions also allow us to generate incremental revenues from existing and new customers and obtain greater market share.

We employ a buy and build strategy for acquisitions. We purchase cash flow producing assets in complementary markets and grow those assets organically. The acquisition of The MAC in December 2010 is an example of our buy and build strategy. We viewed the Australia accommodations market as an attractive market with a similar economic and political profile to our Canadian business. At the date of acquisition, The MAC had 5,210 rooms. We have since grown the room count by 78% through the addition of 4,052 rooms while adding four villages to that portfolio.

Pursue growth into new segments and sectors

We believe that our knowledge of developing and operating premium, integrated accommodations services may translate to new sector opportunities, potentially including military and student housing, emergency lodging services and construction support, among others. We have historically focused on the natural resources end markets, but we believe that there continues to be strong, stable demand in certain non-energy markets, typically characterized by long-tenured projects, with some in remote locations.

Additionally, we have opportunities to provide additional personnel related services to our existing customer base. As a trusted partner on issues related to people and as an expert in remote workforce logistics, we are assessing the opportunity to manage or assist in the logistics of our guests’ journey from home to our properties to work and back home including reservations management, flight centers and bus terminals. We believe that the spin-off will enhance our ability to enter new sectors and expand our logistical services to the customer.

Other Information

Civeo was incorporated under the laws of the State of Delaware in 2013. Our principal executive offices are located at Three Allen Center, 333 Clay Street, Suite 4980, Houston, Texas 77002. Our telephone number is (713) 652-0582. Our website address is www.civeo.com. Information contained on our website is not incorporated by reference into this information statement or the registration statement on Form 10 of which this information statement is a part, and you should not consider information on our website as part of this information statement or such registration statement on Form 10.

The Spin-Off

On July 30, 2013, Oil States announced that its board of directors had authorized management to pursue the spin-off of its accommodations business into a standalone, publicly traded company, following which we will be an independent, publicly owned company. As part of the spin-off, we will consummate certain restructuring transactions described under “The Spin-Off—Restructuring Transactions,” including (i) the incurrence of additional debt, (ii) the payment of a special dividend to Oil States and (iii) the contribution and transfer to us of the assets and liabilities associated with our business. These transactions are collectively referred to as our “restructuring transactions” throughout this information statement.

We currently depend on Oil States for a number of administrative functions. Prior to the completion of the spin-off, we will enter into agreements with Oil States related to the separation of our business operations from Oil States. These agreements will be in effect as of the completion of the spin-off and will govern various ongoing relationships between Oil States and us, including the extent, manner and timing of our dependence on Oil States for certain administrative services, primarily related to information technology resources, following the completion of the spin-off. Under the terms of these agreements, we are entitled to the ongoing assistance of Oil States only for a limited period of time following the spin-off. For more information regarding these agreements, see “Arrangements Between Oil States and Our Company” and the historical combined and pro forma financial statements and the notes thereto included elsewhere in this information statement. All of the agreements relating to our separation from Oil States will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Oil States. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to the Spin-Off.”

The distribution of Civeo common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Oil States has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Oil States determines, in its sole discretion, that the spin-off is not in the best interests of Oil States or its stockholders or that market conditions are such that it is not advisable to separate Civeo from Oil States. See “The Spin-Off—Conditions to the Spin-Off.”

Questions and Answers about the Spin-off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:

The spin-off is the method by which Civeo will separate from Oil States. To complete the spin-off, Oil States will distribute to its stockholders all of the shares of Civeo common stock. Following the spin-off, Civeo will be a separate company from Oil States, and Oil States will not retain any ownership interest in Civeo. The number of shares of Oil States common stock you own will not change as a result of the spin-off.

Q:	What will I receive in the spin-off?

A:

As a holder of Oil States stock, you will retain your Oil States shares and will receive two shares of Civeo common stock for each share of Oil States common stock you hold as of the record date. Your proportionate interest in Oil States will not change as a result of the spin-off. For a more detailed description, see “The Spin-Off.”

Q:	What is Civeo?

A:

Civeo is currently a wholly-owned subsidiary of Oil States whose shares will be distributed to Oil States stockholders if the spin-off is completed. After the spin-off is completed, Civeo will be a public company and will own and operate the accommodations business that was formerly a part of Oil States. That business is referred to as the “accommodations business” throughout this information statement.

Q:	When is the record date for the distribution, and when will the distribution occur?

A:	The record date will be the close of business of the New York Stock Exchange (the “NYSE”) on May 21, 2014. The distribution date of the spin-off is May 30, 2014.

Q:	What are the reasons for and benefits of separating Civeo from Oil States?

A:

The separation of Civeo from Oil States and the distribution of Civeo common stock are intended to provide you with equity investments in two separate companies, each of which will be able to focus on their respective businesses. For a more detailed discussion of the reasons for and benefits of the spin-off, see “The Spin-Off—Reasons for the Spin-Off.”

Q:	Why is the separation of Civeo structured as a spin-off as opposed to a sale?

A:

Oil States believes that a tax-free distribution of Civeo common stock is an efficient way to separate Civeo from Oil States in a manner that will improve flexibility, benefit both Oil States and the accommodations business and create long-term value for stockholders of both Oil States and Civeo.

Q:	What is being distributed in the spin-off?

A:

Approximately 106,112,722 shares of Civeo common stock will be distributed in the spin-off, based on the number of shares of Oil States common stock expected to be outstanding as of the record date. The actual number of shares of Civeo common stock to be distributed will be calculated on May 21, 2014, the record date. The shares of Civeo common stock to be distributed by Oil States will constitute all of the issued and outstanding shares of Civeo common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of Capital Stock—Common Stock.”

Q:	How will options and other equity-based compensation awards held by Oil States employees be affected as a result of the spin-off?

A:

Restricted shares of Oil States common stock held by current employees of Civeo will be cancelled upon the spin-off, with the holder thereof entitled to receive a number of time-vested restricted shares of Civeo common stock determined in a manner to preserve the pre spin-off value of the prior award. Oil States options and other time-vested equity-based awards (other than restricted shares) held by current employees of Civeo will be converted upon the spin-off such that each equity award holder will hold the same type of award with respect to Civeo common stock, with the number of shares and exercise price of such award adjusted to preserve the value of the award prior to the spin-off. Oil States options and other time-vested equity-based awards held by current or former employees or directors of Oil States will remain outstanding following the spin-off, with the number of shares and exercise price of such award adjusted upon the spin-off to preserve the value of the award prior to the spin-off. Oil States performance-based deferred stock awards will be cancelled with the holder thereof entitled to receive a grant of time-vested restricted shares of Civeo common stock (in the case of Civeo employees) or Oil States common stock (in the case of current and former Oil States employees), with the resulting number of restricted shares determined based upon the number of Oil States shares issuable pursuant to such deferred stock award assuming settlement based upon the actual attainment of performance objectives to date as of Oil States’ most recently-completed fiscal quarter. For more information regarding the treatment of equity-based compensation awards in the spin-off, see “The Spin-Off—Treatment of Stock-Based Plans for Current and Former Employees.”

Q:	What do I have to do to participate in the spin-off?

A:

You are not required to take any action, although you are urged to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Civeo common stock. You will neither be required to pay anything for the new shares nor to surrender any shares of Oil States common stock to participate in the spin-off.

Q:	What are the U.S. federal income tax consequences of the spin-off?

A:

Oil States has received a private letter ruling from the Internal Revenue Service (the “IRS”) substantially to the effect that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the separation qualify as transactions under Sections 355 and/or 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the distribution qualifies as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. In addition, Oil States will receive an opinion from its tax counsel, which will rely on the effectiveness of the private letter ruling, with respect to certain matters on which the IRS will not rule. See “The Spin-Off – Conditions to the Spin-Off.” Accordingly, the contribution, distribution and related transactions will qualify as a tax-free transactions under Section 355 and/or Section 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, no gain or loss will generally be recognized by an Oil States shareholder, and no amount will be included in such Oil States shareholder’s taxable income, as a result of the spin-off. You should, however, consult your own tax advisor as to the particular consequences to you. The U.S. federal income tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the Civeo common stock be listed on a stock exchange?

A:

Yes. Although there is not currently a public market for Civeo common stock, Civeo has been approved to list its common stock on the NYSE under the symbol “CVEO”. It is anticipated that trading of Civeo common stock will commence on a “when-issued” basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to Civeo common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of Oil States common stock continue to trade?

A:	Yes. Oil States common stock will continue to be listed and traded on the NYSE under the symbol “OIS”.

Q:

If I sell, on or before the distribution date, shares of Oil States common stock that I held on the record date, am I still entitled to receive shares of Civeo common stock distributable with respect to the shares of Oil States common stock I sold?

A:

Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Oil States’ common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you are a holder of record of shares of Oil States common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and before the distribution date, you also will be selling the right to receive the shares of Civeo common stock in connection with the spin-off. However, if you are a holder of record of shares of Oil States common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and before the distribution date, you will still receive the shares of Civeo common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my Oil States stock?

A:

Yes, the trading price of shares of Oil States common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because of the shareholder dividend of Civeo stock and the fact that its trading price will no longer reflect the value of the accommodations business. However, we cannot provide you with any assurance as to the price at which the Oil States shares will trade following the spin-off.

Q:	What indebtedness will Civeo have following the spin-off?

A:

In connection with the spin-off, we expect to enter into (i) a $650.0 million, 5-year revolving credit facility which is currently expected to be allocated as follows: (A) a $450.0 million senior secured revolving credit facility in favor of Civeo, as borrower, (B) a $100.0 million senior secured revolving credit facility in favor of certain of our Canadian subsidiaries, as borrowers, and (C) a $100.0 million senior secured revolving credit facility in favor of one of our Australian subsidiaries, as borrower; and (ii) a 5-year U.S. term loan facility in an amount to be determined up to $775.0 million in favor of Civeo. Amounts outstanding under the credit facilities are expected to bear interest at LIBOR plus a margin of 1.75% to 2.75%, or at a base rate plus a margin of 0.75% to 1.75%, in each case based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). We anticipate that, upon closing of the spin-off, our U.S. term loan facility will be fully drawn and that we will have no borrowings outstanding under our credit facilities. See “Description of Material Indebtedness” for a more detailed description of these transactions.

Q:	What will the relationship be between Oil States and Civeo after the spin-off?

A:

Following the spin-off, Civeo will be an independent, publicly traded company and Oil States will have no continuing stock ownership interest in Civeo. In connection with the spin-off, Civeo will have entered into a separation and distribution agreement and several other agreements with Oil States for the purpose of allocating between Civeo and Oil States various assets, liabilities and obligations. These agreements will also govern Civeo’s relationship with Oil States following the spin-off and will provide arrangements for employee matters, tax matters and some other liabilities and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transition services.

Q:	What will Civeo’s dividend policy be after the spin-off?

A:

Our board of directors has approved a dividend policy pursuant to which, following the spin-off, we intend to pay a quarterly dividend in the amount of $0.13 per share, which we intend to commence payment of in the third quarter. However, the amount per share of our dividend payments may be changed in the future without advance notice. In addition, our ability to pay dividends on our common stock is limited by covenants in our credit facilities. Future agreements may also limit our ability to pay dividends, and we may incur incremental taxes in the United States if we repatriate foreign earnings to pay such dividends. See “Dividend Policy,” “Description of Material Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tax Matters.”

Q:	What are the anti-takeover effects of the spin-off?

A:

Some provisions of the amended and restated certificate of incorporation of Civeo, the amended and restated bylaws of Civeo and Delaware law may have the effect of making more difficult an acquisition of control of Civeo in a transaction not approved by Civeo’s board of directors. For example, Civeo’s amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board, require advance notice for shareholder proposals and nominations, place limitations on convening shareholder meetings and authorize Civeo’s board of directors to issue one or more series of preferred stock. In addition, certain provisions of the transaction agreements may limit our ability to enter into strategic transactions. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law” and “Risk Factors—Risks Related to the Spin-Off” for more information.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and resultant ownership of Civeo common stock. These risks are discussed under “Risk Factors” beginning on page 19.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Computershare Trust Company, N.A.
100 Crescent Court, Suite 700
Dallas, Texas 75201
Phone: (214) 808-3264

Before the spin-off, if you have any questions relating to the spin-off, you should contact Oil States at:

Oil States International, Inc.
Attn: Investor Relations
Three Allen Center
333 Clay Street, Suite 4620
Houston, Texas 77002
Phone: (713) 652-0582
www.oilstatesintl.com

After the spin-off, if you have any questions relating to Civeo, you should contact Civeo at:

Civeo Corporation
Attn: Investor Relations
Three Allen Center
333 Clay Street, Suite 4980
Houston, Texas 77002
Phone: (713) 652-0582
www.civeo.com

Summary of the Spin-Off

Distributing Company	Oil States International, Inc., a Delaware corporation. After the distribution, Oil States will not own any shares of Civeo common stock.

Distributed Company	Civeo Corporation, a Delaware corporation and a wholly-owned subsidiary of Oil States. After the spin-off, Civeo will be an independent, publicly owned company.

Distributed Securities	All of the shares of Civeo common stock owned by Oil States, which will be 100% of Civeo common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is the close of business on May 21, 2014.

Distribution Date	The distribution date is May 30, 2014.

Restructuring Transactions

As part of the spin-off, we will consummate certain restructuring transactions described under “The Spin-Off—Restructuring Transactions,” including (i) the incurrence of additional debt, (ii) the payment of a special dividend to Oil States and (iii) the contribution and transfer to us of the assets and liabilities associated with our business.

Indebtedness

In connection with the spin-off, we expect to enter into (i) a $650.0 million, 5-year revolving credit facility which is currently expected to be allocated as follows: (A) a $450.0 million senior secured revolving credit facility in favor of Civeo, as borrower, (B) a $100.0 million senior secured revolving credit facility in favor of certain of our Canadian subsidiaries, as borrowers, and (C) a $100.0 million senior secured revolving credit facility in favor of one of our Australian subsidiaries, as borrower; and (ii) a 5-year U.S. term loan facility in an amount to be determined up to $775.0 million in favor of Civeo. Amounts outstanding under the credit facilities are expected to bear interest at LIBOR plus a margin of 1.75% to 2.75%, or at a base rate plus a margin of 0.75% to 1.75%, in each case based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). We anticipate that, upon closing of the spin-off, our U.S. term loan facility will be fully drawn and that we will have no borrowings outstanding under our credit facilities. See “Description of Material Indebtedness” for a more detailed description of these transactions.

Distribution Ratio	Each Oil States stockholder will receive two shares of Civeo common stock for each share of Oil States common stock held by such stockholder on May 21, 2014.

Distribution Method

Civeo common stock will be issued only by direct registration in book-entry form. Registration in book entry form is a method of recording stock ownership when no physical paper certificates are issued to stockholders, as is the case in this distribution.

Conditions to the Spin-Off

The spin-off is subject to the satisfaction or waiver by Oil States of the following conditions, as well as other conditions described in this information statement in “The Spin-Off—Conditions to the Spin-Off”:

●

the Securities and Exchange Commission (the “SEC”) will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending the effectiveness of the registration statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

●

any required actions and filings with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdiction) will have been taken and, where applicable, have become effective or been accepted;

●	the Civeo common stock will have been authorized for listing on the NYSE or another national securities exchange approved by Oil States, subject to official notice of issuance;

●	prior to the spin-off, this information statement will have been mailed to the holders of Oil States common stock as of the record date;

●

Oil States shall have received a private letter ruling to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and such private letter ruling shall not have been revoked or modified in any material respect;

●

Oil States shall have received an opinion from tax counsel, in form and substance acceptable to Oil States and which shall remain in full force and effect, as to certain matters affecting the tax treatment of the spin-off on which the IRS will not rule;

●

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the spin-off will be in effect;

●	any government approvals and other material consents necessary to consummate the spin-off will have been obtained and be in full force and effect;

●	Oil States shall have received the special dividend from Civeo; and

●

A majority of the aggregate outstanding principal amount of each series of Oil States 5 1/8% Senior Notes due 2023 and 6 1/2% Senior Notes due 2019 shall have been accepted for payment pursuant to the Oil States tender offers.

The fulfillment of the foregoing conditions does not create any obligations on Oil States’ part to effect the spin-off, and the Oil States board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the spin-off, including by accelerating or delaying the timing of the consummation of all or part of the spin-off, at any time prior to the distribution date.

Trading Market and Symbol

We have been approved to list Civeo common stock on the NYSE under the ticker symbol “CVEO”. We anticipate that, on or shortly before the record date, trading of shares of Civeo common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Civeo common stock will begin the first trading day after the distribution date. We also anticipate that, on or shortly before the record date, there will be two markets in Oil States common stock: a regular-way market on which shares of Oil States common stock will trade with an entitlement to shares of Civeo common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of Oil States common stock will trade without an entitlement to shares of Civeo common stock. For more information, see “Trading Market.”

Tax Consequences

Oil States has received a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the separation qualify as transactions under Sections 355 and/or 368(a) of the Code and (ii) the distribution qualifies as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. Further, Oil States will receive an opinion from its tax counsel in form and substance acceptable to Oil States, which will rely on the effectiveness of the private letter ruling, with respect to certain matters on which the IRS will not rule.

Accordingly, the contribution, distribution and related transactions will qualify as a tax-free transactions under Section 355 and/or Section 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, no gain or loss will generally be recognized by an Oil States shareholder, and no amount will be included in such Oil States shareholder’s taxable income, as a result of the spin-off.

For a more detailed description of the U.S. federal income tax consequences of the spin-off, see “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Oil States

after the Spin-Off

We will enter into a separation and distribution agreement and other ancillary agreements with Oil States related to the spin-off. These agreements will govern the relationship between us and Oil States after completion of the spin-off and provide for the allocation between us and Oil States of various assets, liabilities and obligations. We intend to enter into a transition services agreement with Oil States pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into an employee matters agreement that will set forth the agreements between Oil States and us concerning certain employee compensation and benefit matters. Further, we intend to enter into a tax sharing agreement with Oil States regarding the respective rights, responsibilities, and obligations of Oil States and us with respect to the payment of taxes, filing of tax returns, reimbursements of taxes, control of audits and other tax proceedings, liability for taxes that may be triggered as a result of the spin-off and other matters regarding taxes. We describe these arrangements in greater detail under “Arrangements Between Oil States and Our Company,” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Spin-Off.”

Indemnities

We will indemnify Oil States under the tax sharing agreement for taxes incurred as a result of the failure of the spin-off to qualify as tax-free under Section 355 and Section 368(a)(1)(D) of the Code, to the extent caused by our breach of any representations or covenants made in the tax sharing agreement, the separation and distribution agreement, or made in connection with the private letter ruling and the tax opinion or by any other action taken by us. See “Arrangements Between Oil States and Our Company—Tax Sharing Agreement.” In addition, under the separation and distribution agreement and indemnification and release agreement, we will also indemnify Oil States and its remaining subsidiaries against various claims and liabilities relating to the past operation of our business. In addition, we have agreed to pay 50% of any taxes arising from the spin-off to the extent that the tax is not attributable to the fault of either party. See “Arrangements Between Oil States and Our Company.”

Dividend Policy

Our board of directors has approved a dividend policy pursuant to which, following the spin-off, we intend to pay a quarterly dividend in the amount of $0.13 per share, which we intend to commence payment of in the third quarter. However, the amount per share of our dividend payments may be changed in the future without advance notice. In addition, our ability to pay dividends on our common stock is limited by covenants in our credit facilities. Future agreements may also limit our ability to pay dividends, and we may incur incremental taxes in the United States if we repatriate foreign earnings to pay such dividends. See “Dividend Policy,” “Description of Material Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tax Matters.”

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors

We face both general and specific risks and uncertainties relating to our business and our being an independent, publicly owned company. We also are subject to risks related to the spin-off. You should carefully read “Risk Factors” beginning on page 19 of this information statement.

Summary Risk Factors

We face both general and specific risks and uncertainties relating to our business and our being an independent, publicly owned company. We also are subject to risks related to the spin-off. You should carefully read “Risk Factors” beginning on page 19 of this information statement. In particular:

Risks Related to our Business

•	Decreased customer expenditure levels will adversely affect our results of operations.

•

Due to the cyclical nature of the natural resources industry, our business may be adversely affected by extended periods of low oil, coal or natural gas prices or unsuccessful exploration results may decrease our customers’ spending and therefore our results.

•	Exchange rate fluctuations could adversely affect our U.S. reported results of operations and financial position and could impact our ability to pay dividends.

•	Our failure to retain our current customers, renew our existing customer contracts and obtain new customer contracts could adversely affect our business.

•	We do business in Canada and Australia, whose political and regulatory environments and compliance regimes differ from those in the United States.

•	All of our major Canadian lodges are located on land subject to leases; if we are unable to renew a lease, we could be materially and adversely affected.

•

Due to the significant concentration of our business in the oil sands region of Alberta, Canada and in the Bowen Basin coal region of Queensland, Australia, adverse events in these areas could negatively impact our business.

•	We will incur incremental U.S. income taxes if we elect to repatriate our foreign earnings.

•	Development of permanent infrastructure in the Canadian oil sands region, regions of Australia or various U.S. locations where we locate our assets could negatively impact our business.

Risks Related to the Spin-Off

•	We may not realize the potential benefits from our separation from Oil States.

•	The combined value of Oil States and Civeo shares after the spin-off may not equal or exceed the value of Oil States shares prior to the spin-off.

•	A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

•

Because significant amounts of our common stock are held by oilfield services and other stock indices there is the possibility that our shareholder base will change following the spin-off. If significant amounts of our common stock are sold in the open market, any such shares sold may not meet with offsetting new demand.

•

Our historical combined and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

•	Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

•

Following the spin-off, we will continue to depend on Oil States to provide us with certain services for our business; the services that Oil States will provide to us following the separation may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Oil States expire.

•	We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with Oil States.

•	We may increase our debt or raise additional capital in the future, which could affect our financial condition, may decrease our profitability or could dilute our shareholders.

•	Our tax sharing agreement with Oil States may limit our ability to take certain actions, including strategic transactions, and may require us to indemnify Oil States for significant tax liabilities.

•	The transaction agreements limit our ability to take certain actions, including certain strategic transactions, if we do not remove Oil States as a party under certain of our contracts.

Risks Related to our Common Stock

•	No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.

•	The market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

•	Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

•

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

•	We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

•

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our stockholders to sell their shares for a premium.

SUMMARY COMBINED HISTORICAL FINANCIAL DATA

The following tables present the summary combined financial information of the accommodations business. The term “accommodations business” refers to Oil States’ historical accommodations segment reflected in its historical combined financial statements discussed herein and included elsewhere in this information statement. The balance sheet data as of December 31, 2013 and 2012 and the statements of income and cash flows for each of the years ended December 31, 2013, 2012 and 2011 are derived from our audited combined financial statements included elsewhere in this information statement. The balance sheet data as of December 31, 2011 is derived from our audited combined financial statements not included in this information statement.

The summary combined historical financial information presented below should be read in conjunction with our combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect that the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations as a result of our spin-off from Oil States.

	For the year ended December 31,
	2013	2012	2011
	(In thousands, except for average available lodges/villages rooms and RevPAR)
Statement of Income Data:
Revenues	$1,041,104	$1,108,875	$864,701
Operating income	259,456	352,929	242,159
Net income attributable to Accommodations Business of Oil States International, Inc.	181,876	244,721	168,505

Other Financial Data:
EBITDA (1)	$428,982	$494,193	$354,341
Capital expenditures	291,694	314,047	348,504
Lodge/village revenue	804,201	823,893	609,729
Average available lodge/villages rooms	20,466	18,421	14,997
RevPAR (2)	$108	$123	$111

	As of December 31,
	2013	2012	2011
	(In thousands)
Balance Sheet Data:
Total assets	$2,127,050	$2,132,925	$1,799,894
Long-term debt to affiliates	335,171	358,316	350,530
Long-term debt to third-parties	—	123,497	126,972

(1)

The term EBITDA as defined consists of net income plus net interest expense, income taxes, depreciation and amortization. EBITDA as defined is not a measure of financial performance under generally accepted accounting principles. You should not consider it in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. Additionally, EBITDA as defined may not be comparable to other similarly titled measures of other companies. We have included EBITDA as defined as a supplemental disclosure because we believe that EBITDA as defined provides useful information regarding our ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing our operating performance with the performance of other companies that have different financing and capital structures or tax rates. We use EBITDA as defined to compare and to monitor the performance of our business segments to other comparable public companies and as one of the primary measures to benchmark for the award of incentive compensation under our annual incentive compensation plan.

The following table reconciles EBITDA as defined with our net income, as derived from our financial information (in thousands):

	For the year ended December 31,
	2013	2012	2011

Net income attributable to Accommodations Business of Oil States International, Inc.	$181,876	$244,721	$168,505
Depreciation and amortization expense	167,213	139,047	110,708
Interest expense, net	23,837	26,159	20,018
Income tax provision	56,056	84,266	55,110
EBITDA, as defined	$428,982	$494,193	$354,341

(2)

RevPAR is defined as lodge/village revenue divided by the product of (a) average available rooms and (b) days in the period. An available room is defined as a calendar day during which the room is available for occupancy.

RISK FACTORS

You should carefully consider the information included in this information statement, including the matters addressed under “Forward-Looking Statements,” and the following risks.

We are subject to certain risks and hazards due to the nature of the business activities we conduct. The risks discussed below, any of which could materially and adversely affect our business, financial condition, cash flows, and results of operations, are not the only risks we face. We may experience additional risks and uncertainties not currently known to us or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows, and results of operations.

Risks Related to Our Business

Decreased customer expenditure levels will adversely affect our results of operations.

Demand for our services is sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and gas and mining companies.  If our customers’ expenditures decline, our business will suffer. The oil and gas and mining industries’ willingness to explore, develop and produce depends largely upon the availability of attractive resource prospects and the prevailing view of future commodity prices. Prices for oil, coal, natural gas, and other minerals are subject to large fluctuations in response to changes in the supply of and demand for these commodities, market uncertainty, and a variety of other factors that are beyond our control.  Accordingly, a sudden or long-term decline in commodity pricing would have material adverse effects on our results of operations.  Any prolonged reduction in commodity prices will depress levels of exploration, development, and production activity, often reflected as reductions in employees or coal production.  Additionally, significant new regulatory requirements, including climate change legislation, could have an impact on the demand for and the cost of producing oil, coal and natural gas.  Many factors affect the supply of and demand for oil, coal, natural gas and other minerals and, therefore, influence product prices, including:

●	the level of activity and developments in the Canadian oil sands;

●	the level of demand, particularly from China, for coal and other natural resources produced in Australia;

●	the availability of attractive oil and natural gas field prospects, which may be affected by governmental actions or environmental activists which may restrict development;

●	the availability of transportation infrastructure for oil, natural gas and coal, refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

●	global weather conditions and natural disasters;

●	worldwide economic activity including growth in developing countries, such as China and India;

●

national government political requirements, including the ability of the Organization of Petroleum Exporting Companies (OPEC) to set and maintain production levels and prices for oil and government policies which could nationalize or expropriate oil and natural gas exploration, production, refining or transportation assets;

●	the level of oil and gas production by non-OPEC countries;

●	rapid technological change and the timing and extent of energy resource development, including LNG or other alternative fuels;

●	environmental regulation; and

●	domestic and foreign tax policies.

Due to the cyclical nature of the natural resources industry, our business may be adversely affected by extended periods of low oil, coal or natural gas prices or unsuccessful exploration results may decrease our customers’ spending and therefore our results.

Commodity prices have been and are expected to remain volatile. This volatility causes oil and gas and mining companies to change their strategies and expenditure levels. Prices of oil, coal and natural gas can be influenced by many factors, including reduced demand due to lower global economic growth, surplus inventory, improved technology such as the hydraulic fracturing of horizontally drilled wells in shale discoveries, access to potential productive regions and availability of required infrastructure to deliver production to the marketplace. In particular, global demand for both oil and metallurgical coal is, at least partially, dependent on the growth of the Chinese economy. With growth in the Chinese economy, its demand for oil and steel increases driving demand for oil and metallurgical coal. Should GDP growth in China slow further or contract, demand for these commodities and, correspondingly, our accommodations would fall which would negatively impact our financial results.

Our business typically supports projects that are capital intensive and require several years to generate first production.  The economic analyses conducted by our customers in oil sands, Australian mining and LNG investment areas have historically assumed a relatively conservative longer-term price outlook for production from such projects to determine economic viability.  Perceptions of lower longer-term commodity prices can cause our customers to reduce or defer major expenditures given the long-term nature of many large scale development projects, adversely affecting our revenues and profitability. In Canada, Western Canadian Select (WCS) crude is the benchmark price for our oil sands accommodations’ customers. Historically, WCS has traded at a discount to WTI. Should the price of WTI decline or the WCS discount to WTI widen further, our oil sands customers may delay additional investments or reduce their spending in the oil sands region. Similarly, the volumes and prices of the mineral products of our customers, including coal and gold, have historically varied significantly and are difficult to predict.  The demand for, and price of, these minerals and commodities is highly dependent on a variety of factors, including international supply and demand, the price and availability of alternative fuels, actions taken by governments and global economic and political developments.  Mineral and commodity prices have fluctuated in recent years and may continue to fluctuate significantly in the future.  We expect that a material decline in mineral and commodity prices could result in a decrease in the activity of our customers with the possibility that this would materially adversely affect us.  No assurance can be given regarding future volumes and/or prices relating to the activities of our customers.   We have experienced in the past, and expect to experience in the future, significant fluctuations in operating results based on these changes.

Exchange rate fluctuations could adversely affect our U.S. reported results of operations and financial position and could impact our ability to pay dividends.

Currency exchange rate fluctuations can create volatility in our consolidated financial position, results of operations and/or cash flows. Because our consolidated financial results are reported in U.S. dollars, if we generate net revenues or earnings in countries whose currency is not the U.S. dollar, the translation of such amounts into U.S. dollars can result in an increase or decrease in the amount of our net revenues and earnings depending upon exchange rate movements.  For the year ended December 31, 2013, 93% of our revenues originated from subsidiaries outside of the U.S. and were denominated in the Canadian dollar and the Australian dollar.   As a result, a material decrease in the value of these currencies relative to the U.S. dollar has had, and may have in the future, a negative impact on our reported revenues, net income and cash flows.  Any currency controls implemented by local monetary authorities in countries where we currently operate could also adversely affect our business, financial condition and results of operations. In addition, we intend to pay our dividends in U.S. dollars. Weakness in the Canadian and Australian dollars could negatively impact our willingness to repatriate and exchange those foreign earnings and cash flows into U.S. dollars in order to pay our dividends.

Our failure to retain our current customers, renew our existing customer contracts and obtain new customer contracts could adversely affect our business.

Our success depends on our ability to retain our current customers, renew or replace our existing customer contracts and obtain new business. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. We cannot assure you that we will be able to obtain new business, renew existing customer contracts at the same or higher levels of pricing or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. Additionally, several contracts have clauses that allow termination upon the payment of a termination fee. As a result, our customers may choose to terminate their contracts. Customer contract cancellations or the failure to renew a significant number of our existing contracts would have a material adverse effect on our business and results of operations and the failure to obtain new business could have an adverse impact on our growth.

We do business in Canada and Australia, whose political and regulatory environments and compliance regimes differ from those in the United States.

A significant portion of our revenue is attributable to operations in Canada and Australia.  These activities accounted for over 90% of our consolidated revenue in the year ended December 31, 2013.  Risks associated with our operations in Canada and Australia include, but are not limited to:

●	foreign currency fluctuations;

●	foreign taxation;

●	the inability to repatriate earnings or capital in a tax efficient manner;

●	changing political conditions;

●	changing foreign and domestic monetary policies;

●	regional economic downturns;

●	expropriation, confiscation or nationalization of assets; and

●	foreign exchange limitations.

The regulatory regimes in these countries are substantially different than those in the United States, and are unfamiliar to U.S. investors. Violations of foreign laws could result in monetary and criminal penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

All of our major Canadian lodges are located on land subject to leases; if we are unable to renew a lease, we could be materially and adversely affected.

All of our major Canadian lodges are located on land subject to leases. Accordingly, while we own the accommodations assets, we only own a leasehold in those properties. If we are found to be in breach of a lease, we could lose the right to use the property. In addition, unless we can extend the terms of these leases before their expiration, as to which no assurance can be given, we will lose our right to operate our facilities located on these properties upon expiration of the leases. In that event, we would be required to remove our accommodations assets and remediate the site. Generally, our leases have an initial term of ten years and will expire between 2015 and 2026 unless extended. We can provide no assurances that we will be able to renew our leases upon expiration on similar terms, or at all. If we are unable to renew leases on similar terms, it may have an adverse effect on our business. In addition, if we were to lose the right to use a property due to non-renewal of the lease, we would be unable to derive income from such property, which could materially and adversely affect us.

Due to the significant concentration of our business in the oil sands region of Alberta, Canada and in the Bowen Basin coal region of Queensland, Australia, adverse events in these areas could negatively impact our business.

Because of the concentration of our accommodations business in the oil sands region of Alberta, Canada and in the coal producing region of Queensland, Australia, two relatively small geographic areas, we have increased exposure to political, regulatory, environmental, labor, climate or natural disaster events or developments that could disproportionately impact our operations and financial results. For example, in 2011 major flooding caused by seasonal rain and a cyclone impacted areas near our villages in Australia. Also in 2011, forest fires in northern Alberta impacted areas near our Canadian lodges. Due to our geographic concentration, any adverse events or developments in our operating areas may disproportionately affect our financial results.

We will incur incremental U.S. income taxes if we elect to repatriate our foreign earnings.

We currently assume for U.S. tax purposes that the earnings of our foreign subsidiaries are permanently reinvested abroad in the countries where such earnings are derived. However, if we were to determine in the future that repatriation of our foreign earnings is advisable, we would incur incremental U.S. federal and state income taxes based on the difference between U.S. federal and foreign statutory tax rates on such foreign earnings. Repatriation may be necessary in the future in order to fund dividends, allow for U.S. expansion or to repay debt.

Development of permanent infrastructure in the Canadian oil sands region, regions of Australia or various U.S. locations where we locate our assets could negatively impact our business.

We specialize in providing housing and personnel logistics for work forces in remote areas which often lack the infrastructure typically available in nearby towns and cities.  If permanent towns, cities and municipal infrastructure develop or grow in the oil sands region of northern Alberta, Canada, or regions of Australia where we locate villages, then demand for our accommodations could decrease as customer employees move to the region and choose to utilize permanent housing and food services.

We depend on several significant customers, and the loss of one or more such customers or the inability of one or more such customers to meet their obligations to us could adversely affect our results of operations.

We depend on several significant customers.  The majority of our customers operate in the energy or mining industry.  For a more detailed explanation of our customers, see “Business.”  The loss of any one of our largest customers in any of our business segments or a sustained decrease in demand by any of such customers could result in a substantial loss of revenues and could have a material adverse effect on our results of operations.  In addition, the concentration of customers in two industries may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. While we perform ongoing credit evaluations of our customers, we do not generally require collateral in support of our trade receivables.

As a result of our customer concentration, risks of nonpayment and nonperformance by our counterparties are a concern in our business.  We are subject to risks of loss resulting from nonpayment or nonperformance by our customers.  Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity.  In an economic downturn, commodity prices typically decline, and the credit markets and availability of credit could be constrained.  Additionally, many of our customers’ equity values could decline.  The combination of lower cash flow due to commodity prices, a reduction in borrowing bases under reserve-based credit facilities and the lack of available debt or equity financing may result in a significant reduction in our customers’ liquidity and ability to pay or otherwise perform on their obligations to us.  Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us.   The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

We are susceptible to seasonal earnings volatility due to adverse weather conditions in our regions of operations.

Our operations are directly affected by seasonal differences in weather in the areas in which we operate, most notably in Canada and Australia, and, to a lesser extent, the Rocky Mountain region and the Gulf of Mexico. A portion of our Canadian operations is conducted during the winter months when the winter freeze in remote regions is required for exploration and production activity to occur. The spring thaw in these frontier regions restricts operations in the spring months and, as a result, adversely affects our operations and our ability to provide services in the second and, to a lesser extent, third quarters. During the Australian rainy season, generally between the months of November and April, our operations in Queensland and the northern parts of Western Australia can be affected by cyclones, monsoons and resultant flooding.  Severe winter weather conditions in the Rocky Mountain region of the United States can restrict access to work areas for our customers.  Our operations in the Gulf of Mexico are also affected by weather patterns. Furthermore, the areas in which we operate are susceptible to forest fires, which could interrupt our operations and adversely impact our earnings.

Our customers are exposed to a number of unique operating risks and challenges which could also adversely affect us.

We could be materially adversely affected by disruptions to our clients’ operations caused by any one of or all of the following singularly or in combination:

●	domestic and international pricing and demand for the natural resource being produced at a given project (or proposed project);

●	unexpected problems, higher costs and delays during the development, construction and project start-up which may delay the commencement of production;

●	unforeseen and adverse geological, geotechnical, seismic and mining conditions;

●	lack of availability of sufficient water or power to maintain their operations;

●	water or food quality or safety issues;

●	lack of availability or failure of the required infrastructure necessary to maintain or to expand their operations;

●	the breakdown or shortage of equipment and labor necessary to maintain their operations;

●

risks associated with the natural resources industry being subject to various regulatory approvals.  Such risks may include a Government Agency failing to grant an approval or failing to renew an existing approval, or the approval or renewal not being provided by the Government Agency in a timely manner or the Government Agency granting or renewing an approval subject to materially onerous conditions;

●	risks to land titles, mining titles and use thereof as a result of native title claims;

●	claims by persons living in close proximity to mining projects, which may have an impact on the consents granted;

●	interruptions to the operations of our customers caused by industrial accidents or disputes; and

●	delays in or failure to commission new infrastructure in timeframes so as not to disrupt customer operations.

We may be adversely affected if customers reduce their accommodations outsourcing.

Our business and growth strategies depend in large part on the continuation of a current trend toward outsourcing services. Many oil and gas and mining companies in our core markets own their own accommodations facilities, while others outsource all or part of their accommodations requirements. Customers have largely built their accommodations in the past but will outsource if they perceive that outsourcing may provide quality services at a lower overall cost or allow them to accelerate the timing of their projects. We cannot be certain that this trend will continue or not be reversed or that customers that have outsourced accommodations will not decide to perform these functions themselves or only outsource accommodations during the development or construction phases of their projects. In addition, labor unions representing customer employees and contractors have, in the past, opposed outsourcing accommodations to the extent that the unions believe that third-party accommodations negatively impact union membership and recruiting. The reversal or reduction in customer outsourcing of accommodations could negatively impact our financial results and growth prospects.

Increased operating costs and obstacles to cost recovery due to the pricing and cancellation terms of our accommodation services contracts may constrain our ability to make a profit.

Our profitability can be adversely affected to the extent we are faced with cost increases for food, wages and other labor related expenses, insurance, fuel and utilities, especially to the extent we are unable to recover such increased costs through increases in the prices for our services, due to one or more of general economic conditions, competitive conditions or contractual provisions in our customer contracts. Oil and natural gas prices have fluctuated significantly in the last several years. Substantial increases in the cost of fuel and utilities have historically resulted in cost increases in our lodges and villages. From time to time we have experienced increases in our food costs. While we believe a portion of these increases were attributable to fuel prices, we believe the increases also resulted from rising global food demand. In addition, food prices can fluctuate as a result of temporary changes in supply, including as a result of incidences of severe weather such as droughts, heavy rains and late freezes. While our long term contracts often provide for annual escalation in our room rates for food, labor and utility inflation, we may be unable to fully recover costs and such increases would negatively impact our profitability on contracts that do not contain such inflation protections.

A failure to maintain food safety or comply with government regulations related to food and beverages or serving alcoholic beverages may subject us to liability.

Claims of illness or injury relating to food quality or food handling are common in the food service industry, and a number of these claims may exist at any given time. Because food safety issues could be experienced at the source or by food suppliers or distributors, food safety could, in part, be out of our control. Regardless of the source or cause, any report of food-borne illness or other food safety issues such as food tampering or contamination at one of our locations could adversely impact our reputation, hindering our ability to renew contracts on favorable terms or to obtain new business, and have a negative impact on our sales. Future food product recalls and health concerns associated with food contamination may also increase our raw materials costs and, from time to time, disrupt our business.

A variety of regulations at various governmental levels relating to the handling, preparation and serving of food (including, in some cases, requirements relating to the temperature of food), and the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level. We cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. Furthermore, legislation and regulatory attention to food safety is very high. Additional or amended regulations in this area may significantly increase the cost of compliance or expose us to liabilities.

We serve alcoholic beverages at some of our facilities, and must comply with applicable licensing laws, as well as local service laws. These laws generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate these laws, we may be liable to the patron and/or third parties for the acts of the patron. We cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us. There can be no assurance that additional regulation in this area would not limit our activities in the future or significantly increase the cost of regulatory compliance. We must also obtain and comply with the terms of licenses in order to sell alcoholic beverages in the jurisdictions in which we serve alcoholic beverages. If we are unable to maintain food safety or comply with government regulations related to food, beverages or alcoholic beverages, the effect could be materially adverse to our business or results of operations.

Our land banking strategy may not be successful.

Our land banking strategy is focused on investing early in land in order to gain a strategic, early mover advantage in an emerging region or resource play. However, we cannot assure you that all land that we purchase or lease will be in a region in which our customers require our services in the future. We also cannot assure you that the property acquired by us will be profitably developed. Our land banking strategy involves significant risks that could adversely affect our financial condition, results of operations, cash flow and ability to make distributions and payments to our security holders and the market price of our securities, which include the following risks:

●	the regions in which we invest may not develop adequate customer demand;

●	we may not be able to obtain financing for development projects on favorable terms or at all;

●	we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

●	development opportunities that we explore may be abandoned and the related investment impaired;

●	the properties may perform below anticipated levels, producing cash flow below budgeted amounts;

●	construction costs, total investment amounts and our share of remaining funding may exceed our estimates and projects may not be completed, delivered or stabilized as planned;

●	we may experience delays (temporary or permanent) if there is public, government or aboriginal opposition to our activities; and

●

substantial renovation, new development and redevelopment activities, regardless of their ultimate success, typically require a significant amount of management’s time and attention, diverting their attention from our day-to-day operations.

Our business is contract intensive and may lead to customer disputes or delays in receipt of payments.

Our business is contract intensive and we are party to many contracts with customers. We periodically review our compliance with contract terms and provisions. If customers were to dispute our contract determinations, the resolution of such disputes in a manner adverse to our interests could negatively affect sales and operating results. In the past, our customers have withheld payment due to contract or other disputes, which has delayed our receipt of payments. While we do not believe any reviews, audits, delayed payments or other such matters should result in material adjustments, if a large number of our customer arrangements were modified or payments withheld in response to any such matter, the effect could be materially adverse to our business or results of operations.

We are subject to extensive and costly environmental laws and regulations that may require us to take actions that will adversely affect our results of operations.

All of our operations are significantly affected by stringent and complex foreign, federal, provincial, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection.  We could be exposed to liabilities for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third-parties. Environmental laws and regulations are subject to change in the future, possibly resulting in more stringent requirements.  If existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions against our business that could adversely impact our operations and financial condition, including the:

●	issuance of administrative, civil and criminal penalties;

●	denial or revocation of permits or other authorizations;

●	reduction or cessation of operations; and

●	performance of site investigatory, remedial or other corrective actions.

Construction risks exist which may adversely affect our results of operations.

There are a number of general risks that might impinge on companies involved in the development, construction, manufacture and installation of facilities as a prerequisite to the management of those assets in an operational sense.  We might be exposed to these risks from time to time by relying on these corporations and/or other third parties which could include any and/or all of the following:

●	the construction activities of our accommodations are partially dependent on the supply of appropriate construction and development opportunities;

●

development approvals, slow decision making by counterparties, complex construction specifications, changes to design briefs, legal issues and other documentation changes may give rise to delays in completion, loss of revenue and cost over-runs which may, in turn, result in termination of accommodation supply contracts;

●

other time delays that may arise in relation to construction and development include supply of labor, scarcity of construction materials, lower than expected productivity levels, inclement weather conditions, land contamination, cultural heritage claims, difficult site access or industrial relations issues;

●

objections to our activities or those of our customers aired by aboriginal or community interest, environment and/or neighborhood groups which may cause delays in the granting or approvals and/or the overall progress of a project;

●	where we assume design responsibility, there is a risk that design problems or defects may result in rectification and/or costs or liabilities which we cannot readily recover; and

●

there is a risk that we may fail to fulfill our statutory and contractual obligations in relation to the quality of our materials and workmanship, including warranties and defect liability obligations.

The cyclical nature of our business and a severe prolonged downturn could negatively affect the value of our goodwill.

As of December 31, 2013, goodwill represented approximately 12% of our total assets.  We have recorded goodwill because we paid more for some of our businesses that we acquired than the fair market value of the tangible and separately measurable intangible net assets of those businesses.  Current accounting standards require a periodic review of goodwill for each of our reporting units (Canada, Australia, and U.S.) for impairment in value and a non-cash charge against earnings with a corresponding decrease in stockholders’ equity if circumstances, some of which are beyond our control, indicate that the carrying amount will not be recoverable.  It is possible that we could recognize goodwill impairment losses in the future if, among other factors:

●	global economic conditions deteriorate;

●

the outlook for future profits and cash flow for any of our reporting units deteriorate as the result of many possible factors, including, but not limited to, increased or unanticipated competition, technology becoming obsolete, further reductions in customer capital spending plans, loss of key personnel, adverse legal or regulatory judgment(s), future operating losses at a reporting unit, downward forecast revisions, or restructuring plans;

●	costs of equity or debt capital increase; or

●	valuations for comparable public companies or comparable acquisition valuations deteriorate.

An accidental release of pollutants into the environment may cause us to incur significant costs and liabilities.

There is inherent risk of environmental costs and liabilities in our business as a result of our handling of petroleum hydrocarbons, because of air emissions and waste water discharges related to our operations, and due to historical industry operations and waste disposal practices. Certain environmental statutes impose joint and several, strict liability for these costs.  For example, an accidental release by us in the performance of services at one of our or our customers’ sites could subject us to substantial liabilities arising from environmental cleanup, restoration costs and natural resource damages, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations. We may not be able to recover some or any of these costs from insurance.

We may be exposed to certain regulatory and financial risks related to climate change.

Climate change is receiving increasing attention from scientists and legislators alike.  The debate is ongoing as to the extent to which our climate is changing, the potential causes of any change and its potential impacts.  Some attribute global warming to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions.  Significant focus is being made on companies that are active producers of depleting natural resources.

There are a number of legislative and regulatory proposals to address greenhouse gas emissions, which are in various phases of discussion or implementation.  The outcome of Canadian, Australian, U.S. federal, regional, provincial and state actions to address global climate change could result in a variety of regulatory programs including potential new regulations, additional charges to fund energy efficiency activities, or other regulatory actions. These actions could:

●	result in increased costs associated with our operations and our customers’ operations;

●	increase other costs to our business;

●	reduce the demand for carbon-based fuels; and

●	reduce the demand for our services.

Any adoption of these or similar proposals by Canadian, Australian, U.S. federal, regional or state governments mandating a substantial reduction in greenhouse gas emissions could have far-reaching and significant impacts on the energy industry.  Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business or demand for our services.  See “Business—Government Regulation” for a more detailed description of our climate-change related risks.

Our inability to control the inherent risks of identifying, acquiring and integrating businesses that we may acquire, including any related increases in debt or issuances of equity securities, could adversely affect our operations.

Acquisitions have been, and our management believes acquisitions will continue to be, a key element of our growth strategy.  We may not be able to identify and acquire acceptable acquisition candidates on favorable terms in the future.  We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions.  Such additional debt service requirements could impose a significant burden on our results of operations and financial condition.  The issuance of additional equity securities could result in significant dilution to stockholders.

We expect to gain certain business, financial and strategic advantages as a result of business combinations we undertake, including synergies and operating efficiencies.  Our forward-looking statements assume that we will successfully integrate our business acquisitions and realize these intended benefits.  An inability to realize expected strategic advantages as a result of the acquisition would negatively affect the anticipated benefits of the acquisition. Additional risks we could face in connection with acquisitions include:

●	retaining key employees of acquired businesses;

●	retaining and attracting new customers of acquired businesses;

●	retaining supply and distribution relationships key to the supply chain;

●	increased administrative burden;

●	developing our sales and marketing capabilities;

●	managing our growth effectively;

●	potential impairment resulting from the overpayment for an acquisition;

●	integrating operations;

●	managing tax and foreign exchange exposure;

●	potentially operating a new line of business;

●	increased logistical problems common to large, expansive operations; and

●	inability to pursue and protect patents covering acquired technology.

Additionally, an acquisition may bring us into businesses we have not previously conducted and expose us to additional business risks that are different from those we have previously experienced.  If we fail to manage any of these risks successfully, our business could be harmed.  Our capitalization and results of operations may change significantly following an acquisition, and shareholders of the Company may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating future acquisitions.

We may not have adequate insurance for potential liabilities and insurance may not cover certain liabilities, including litigation.

Our operations are subject to many hazards.  In the ordinary course of business, we become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, products, employees and other matters, including occasional claims by individuals alleging exposure to hazardous materials as a result of our products or operations.  Some of these claims relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses.  We maintain insurance to cover many of our potential losses, and we are subject to various self-retentions and deductibles under our insurance policies.  It is possible, however, that a judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. Even a partially uninsured or underinsured claim, if successful and of significant size, could have a material adverse effect on our results of operations or consolidated financial position. In addition, we are insured under Oil States’ insurance policies for occurrences prior to the completion of the distribution. The specifications and insured limits under those policies, however, may be insufficient for such claims. We also face the following other risks related to our insurance coverage:

●	we may not be able to continue to obtain insurance on commercially reasonable terms;

●	the counterparties to our insurance contracts may pose credit risks; and

●	we may incur losses from interruption of our business that exceed our insurance coverage.

Our operations may suffer due to increased industry-wide capacity of certain types of assets.

The demand for and pricing of rooms and accommodation service is subject to the overall availability of rooms in the marketplace.  If demand for our assets were to decrease, or to the extent that we and our competitors increase our capacity in excess of current demand, we may encounter decreased pricing for or utilization of our assets and services, which could adversely impact our operations and profits.

In addition, we have significantly increased our capacity in the oil sands region over the past seven years and in Australia over the past three years based on our expectation for current and future customer demand for accommodations in these areas.  Should our customers build their own facilities to meet their accommodations needs or our competitors likewise increase their available accommodations, or activity in the oil sands or natural resources regions declines significantly, demand and/or pricing for our accommodations could decrease, negatively impacting our profitability.

Loss of key members of our management could adversely affect our business.

We depend on the continued employment and performance of key members of our management.  If any of our key managers resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected.  We do not maintain “key man” life insurance for any of our officers.

Employee and customer labor problems could adversely affect us.

As of December 31, 2013, we were party to collective bargaining agreements covering 1,823 employees in Canada and 543 employees in Australia.  In addition, our facilities serving oil sands development work in Northern Alberta, Canada and mining operations in Australia house both union and non-union customer employees.  We have not experienced strikes, work stoppages or other slowdowns in the past, but we cannot guarantee that we will not experience such events in the future.  A prolonged strike, work stoppage or other slowdown by our employees or by the employees of our customers could cause us to experience a disruption of our operations, which could adversely affect our business, financial condition and results of operations.

Risks Related to the Spin-Off

We may not realize the potential benefits from our separation from Oil States.

We may not realize the benefits that we anticipate from our separation from Oil States. These benefits include the following:

●	enhancing corporate growth and efficiency by enabling each management team to focus its attention on the development and execution of its respective business;

●	improving access to capital to fund internal and external expansion;

●	enhancing Civeo’s market recognition with investors because of more focused operations;

●	establishing an acquisition currency for Civeo; and

●	enhancing our ability to attract and retain key employees.

We may not achieve the anticipated benefits from our separation for a variety of reasons. For example, the process of separating our business from Oil States and operating as an independent public company may distract our management from focusing on our business and strategic priorities. In addition, although we expect improved access to the debt and equity capital markets following the separation, we may not be able to issue debt or equity on terms acceptable to us or at all. The availability of shares of our common stock for use as consideration for acquisitions also will not ensure that we will be able to successfully pursue acquisitions or that the acquisitions will be successful. Moreover, even with equity compensation tied to our business we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits from our separation if any of the matters identified as risks in this “Risk Factors” section were to occur. If we do not realize the anticipated benefits from our separation for any reason, our business may be materially adversely affected.

The combined value of Oil States and Civeo shares after the spin-off may not equal or exceed the value of Oil States shares prior to the spin-off.

After the spin-off, Oil States’ common stock will continue to be listed and traded on the NYSE under the symbol “OIS”. We have been approved to list our common stock authorized on the NYSE under the symbol “CVEO”. We cannot assure you that the combined trading prices of Oil States common stock and Civeo common stock after the spin-off, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Oil States common stock prior to the spin-off. Until the market has fully evaluated the business of Oil States without the accommodations business, the price at which Oil States common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our company, the price at which Civeo common stock trades may fluctuate significantly.

A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the spin-off, we expect that we will have an aggregate of approximately 106,112,722 shares of our common stock outstanding, based on the number of shares of Oil States common stock expected to be outstanding as of the record date. All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended. Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions under Rule 144. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately 756,731 shares of our common stock immediately following the distribution. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spin-off. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. As discussed in the immediately following risk factor, certain index funds will likely be required to sell shares of our common stock that they receive in the distribution. In addition, other Oil States stockholders may sell the shares of our common stock they receive in the distribution for various reasons. For example, such stockholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives. A change in the level of analyst coverage following the spin-off could also negatively impact demand for our shares. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

Because significant amounts of our common stock are currently held by oilfield services and other stock indices there is the possibility that our shareholder base will change following the spin-off. If significant amounts of our common stock are sold in the open market, any such shares sold may not be met with offsetting new demand.

A portion of Oil States’ outstanding common stock is held by index funds tied to oilfield services companies or other stock indices. Because we do not expect our common stock to be included in such indices, index funds currently holding shares of Oil States common stock will likely be required to sell the shares of our common stock they receive in the distribution. There may not be sufficient new buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the spin-off and, as a result, the price of our common stock could be adversely affected.

Our historical combined and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical combined and pro forma financial information that we have included in this information statement has been derived from Oil States’ accounting records and may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent, stand-alone entity during the periods presented or those that we will achieve in the future. Oil States did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by Oil States, including expense allocations for: (1) certain corporate functions historically provided by Oil States, including, but not limited to finance, legal, risk management, tax, treasury, information technology, human resources, and certain other shared services; (2) certain employee benefits and incentives; and (3) share-based compensation, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated based on estimated time spent by Oil States personnel, a pro-rata basis of revenues, headcount or other relevant measures of our business and Oil States and its subsidiaries. We have not adjusted our historical combined financial information to reflect changes that will occur in our cost structure and operations as a result of our transition to becoming a stand-alone public company, including increased costs associated with an independent board of directors, SEC reporting and the NYSE requirements. Therefore, our historical financial information may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future. We based the pro forma adjustments on available information and assumptions we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial statements may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations. For additional information, see “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this information statement.

Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have historically operated our business as a segment of a public company. As a stand-alone public company, we may incur additional legal, accounting, compliance and other expenses that we have not incurred historically. After the spin-off, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of the NYSE, and certain provisions of Sarbanes-Oxley and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

Sarbanes-Oxley, as well as new rules subsequently implemented by the SEC and the NYSE, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

Following the spin-off, we will continue to depend on Oil States to provide us with certain services for our business; the services that Oil States will provide to us following the separation may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Oil States expire.

Certain administrative services required by us for the operation of our business are currently provided by Oil States and its subsidiaries, including, but not limited to finance, legal, risk management, tax, treasury, information technology, human resources, and certain other shared services. Prior to the completion of the spin-off, we will enter into agreements with Oil States related to the separation of our business operations from Oil States, including a transition services agreement. We believe it is necessary for Oil States to provide services for us under the transition services agreement to facilitate the efficient operation of our business as we transition to becoming a stand-alone public company. We will, as a result, initially depend on Oil States for services following the completion of the spin-off. While these services are being provided to us by Oil States, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them will be limited. After the expiration or termination of the transition services agreement, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from Oil States under the transition services agreement. Although we intend to replace portions of the services currently provided by Oil States, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. See “Arrangements Between Oil States and Our Company—Transition Services Agreement.”

We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with Oil States.

The agreements we will enter into with Oil States in connection with the separation, including the Separation and Distribution Agreement, Tax Sharing Agreement, Employee Matters Agreement, Indemnification and Release Agreement and Transition Services Agreement, will have been negotiated in the context of the separation while we were still a wholly owned subsidiary of Oil States. Accordingly, during the period in which the terms of those agreements will have been negotiated, we will not have had an independent board of directors or a management team independent of Oil States. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements to be negotiated in the context of the separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Oil States and us. Arm’s-length negotiations between Oil States and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Arrangements Between Oil States and Our Company” for a description of these obligations and the allocation of liabilities between Oil States and us.

We may increase our debt or raise additional capital in the future, which could affect our financial condition, may decrease our profitability or could dilute our shareholders.

We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your ownership in us would be diluted. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us.

Our tax sharing agreement with Oil States may limit our ability to take certain actions, including strategic transactions, and may require us to indemnify Oil States for significant tax liabilities.

Under the tax sharing agreement, we will agree to take certain actions or refrain from taking certain actions to ensure that the spin-off qualifies for tax-free status under section 355 and section 368(a)(1)(D) of the Code. We will also make various other covenants in the tax sharing agreement intended to ensure the tax-free status of the spin-off. These covenants restrict our ability to sell assets outside the ordinary course of business, to issue or sell additional common stock or other securities (including securities convertible into our common stock), or to enter into certain other corporate transactions for a period of two years after the spin-off. For example, after the spin-off, we may not enter into any transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock in transactions considered related to the spin-off. See “Arrangements Between Oil States and Our Company—Tax Sharing Agreement.”

Further, under the tax sharing agreement, we are required to indemnify Oil States against certain tax-related liabilities incurred by Oil States (including any of its subsidiaries) relating to the spin-off, to the extent caused by our breach of any representations or covenants made in the tax sharing agreement or the separation and distribution agreement, or made in connection with the private letter ruling or the tax opinion. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Oil States) that would result if the spin-off of our stock to Oil States stockholders failed to qualify as a tax-free transaction. In addition, we have agreed to pay 50% of any taxes arising from the spin-off to the extent that the tax is not attributable to the fault of either party.

The transaction agreements limit our ability to take certain actions, including certain strategic transactions, if we do not remove Oil States as a party under certain of our contracts.

Oil States is a party to certain of our contracts. Pursuant to the separation and distribution agreement, we have agreed to use our commercially reasonable efforts to remove Oil States as party to these contracts. In the event that we are unable to remove Oil States as a party, pursuant to the indemnification and release agreement, we have agreed to indemnify Oil States for any liabilities relating to such contracts. Furthermore, until we remove Oil States as a party, we have agreed that, without the prior written consent of Oil States, we will not  enter into any transaction that is reasonably likely to result in a violation of the financial covenants in our new revolving credit facility as in effect on the date of the spin-off without regard to any waivers or modifications.  In addition, we have agreed not to enter into any transaction that results in any person or entity owning more than 50% of our outstanding economic or voting equity unless such person or entity has agreed to indemnify Oil States for any liability under such contracts.

We could have significant tax liabilities for periods during which our subsidiaries and operations were those of Oil States.

For any tax periods (or portion thereof) in which Oil States owns at least 80% of the total voting power and value of our common stock, we and our U.S. subsidiaries will be included in Oil States’ consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our U.S. subsidiaries may be included in the combined, consolidated or unitary tax returns of Oil States or one or more of its subsidiaries for U.S. state or local income tax purposes. Under the tax sharing agreement, for each period in which we or any of our subsidiaries are consolidated or combined with Oil States for purposes of any tax return, and with respect to which such tax return has not yet been filed, Oil States will prepare a pro forma tax return for us as if we filed our own consolidated, combined or unitary return, except that such pro forma tax return will generally include current income, deductions, credits and losses from us (with certain exceptions), will not include any carryovers or carrybacks of losses or credits and will be calculated without regard to the federal Alternative Minimum Tax. We will reimburse Oil States for any taxes shown on the pro forma tax returns, and Oil States will reimburse us for any current losses or credits we recognize based on the pro forma tax returns. In addition, by virtue of Oil States’ controlling ownership and the tax sharing agreement, Oil States will effectively control all of our U.S. tax decisions in connection with any consolidated, combined or unitary income tax returns in which we (or any of our subsidiaries) are included. The tax sharing agreement provides that Oil States will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to us, to prepare and file all consolidated, combined or unitary income tax returns in which we are included on our behalf (including the making of any tax elections), and to determine the reimbursement amounts in connection with any pro forma tax returns. This arrangement may result in conflicts of interest between Oil States and us. For example, under the tax sharing agreement, Oil States will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Oil States and detrimental to us; provided, however, that Oil States may not make any settlement that would materially increase our tax liability without our consent. See “Arrangements Between Oil States and Our Company—Tax Sharing Agreement.”

Moreover, notwithstanding the tax sharing agreement, U.S. federal law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent Oil States or other members of Oil States’ consolidated group fail to make any U.S. federal income tax payments required by law, we could be liable for the shortfall with respect to periods in which we were a member of Oil States’ consolidated group. Similar principles may apply for foreign, state or local income tax purposes where we file combined, consolidated or unitary returns with Oil States or its subsidiaries for federal, foreign, state or local income tax purposes.

If, following the completion of the spin-off, there is a determination that the spin-off is taxable for U.S. federal income tax purposes because the facts, assumptions, representations, or undertakings underlying the tax opinion are incorrect or for any other reason, then Oil States and its stockholders could incur significant income tax liabilities, and we could incur significant liabilities.

The spin-off is conditioned on Oil States’ receipt of an opinion of its outside tax advisor reasonably acceptable to the Oil States board of directors regarding certain aspects of the spin-off transaction on which the IRS will not rule. Oil States will receive an opinion from its outside tax advisor to such effect.

In addition, Oil States has received a private letter ruling from the IRS regarding certain aspects of the spin-off transaction. The private letter ruling relies, and the opinion will rely on certain facts, assumptions, representations and undertakings from Oil States and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are, or become, incorrect or not otherwise satisfied, Oil States and its stockholders may not be able to rely on the private letter ruling or the opinion of its tax advisor and could be subject to significant tax liabilities. In addition, an opinion of counsel is not binding upon the IRS, so, notwithstanding the opinion of Oil States’ tax advisor, the IRS could conclude upon audit that the spin-off is taxable in full or in part if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the stock ownership of Oil States or us after the spin-off. If the spin-off is determined to be taxable for U.S. federal income tax purposes for any reason, Oil States and/or its stockholders could incur significant income tax liabilities, and we could incur significant liabilities. For a discussion of the potential tax consequences to Oil States stockholders if the spin-off is determined to be taxable, see “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.” For a description of the sharing of such liabilities between Oil States and us, see “Arrangements Between Oil States and Our Company—Tax Sharing Agreement.”

Third parties may seek to hold us responsible for liabilities of Oil States that we did not assume in our agreements.

Third parties may seek to hold us responsible for retained liabilities of Oil States. Under our agreements with Oil States, Oil States will agree to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Oil States.

Our prior and continuing relationship with Oil States exposes us to risks attributable to businesses of Oil States.

Oil States is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of Oil States that are incurred through a breach of the separation and distribution agreement or any ancillary agreement by Oil States or its affiliates other than us, or losses that are attributable to Oil States in connection with the spin-off or are not expressly assumed by us under our agreements with Oil States. Immediately following the spin-off, any claims made against us that are properly attributable to Oil States in accordance with these arrangements would require us to exercise our rights under our agreements with Oil States to obtain payment from Oil States. We are exposed to the risk that, in these circumstances, Oil States cannot, or will not, make the required payment.

Following the spin-off, we expect our board of directors to consider converting us to a REIT. If our board of directors approves our conversion to a REIT and if we qualify as a REIT, compliance with REIT requirements could have adverse consequences to us.

Following the spin-off, we expect our board of directors to consider converting us to a real estate investment trust (“REIT”). Our board of directors may not approve our conversion to a REIT. If the board of directors does approve our conversion to a REIT, compliance with REIT requirements may cause us to forego otherwise attractive opportunities which may hinder or delay our ability to meet our investment objectives and reduce your overall return. To qualify as a REIT, we are required at all times to satisfy certain tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and amounts we distribute to our shareholders. Compliance with the REIT requirements may impair our ability to maximize profits. For example, we may be required to pay distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution.

A REIT is required to distribute 90% of its U.S. taxable income to its shareholders in the form of dividends. In addition, to qualify as a REIT, at the end of each calendar quarter, at least 75% of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities other than qualified real estate assets and government securities generally cannot include more than 10% of the voting securities of any one issuer or more than 10% of the value of the outstanding securities of any one issuer. Additionally, no more than 5% of the value of our assets other than government securities and qualified real estate assets can consist of the securities of any one issuer, and no more than 25% of the value of our assets may be represented by securities of one or more taxable REIT subsidiaries. In order to satisfy these requirements, we may be forced to liquidate otherwise attractive investments.

Our board may not pursue a REIT election or we may not be able to qualify as a REIT.

Following the spin-off, we expect our board of directors to consider the viability and advisability of an election by Civeo to qualify and be taxed as a REIT for U.S. federal income tax purposes. In evaluating the REIT election, our board of directors will consider many factors, including, but not limited to, the impact on our ability to provide ancillary services, our ability to retain capital to organically grow our business or service our debt, the impact of a REIT election on the amount of our income taxes, as well as the impact on our cost and availability of capital and the valuation of our common stock. Following the evaluation of these factors by our board of directors, they may not pursue a REIT election. Further, our qualification as a REIT will depend upon our ability to meet, on an ongoing basis, requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Code. We may fail to satisfy the REIT requirements in the future. If the IRS determines that we do not qualify as a REIT or if we qualify as a REIT and subsequently lose our REIT status, we will not receive the tax and other benefits associated with qualifying as a REIT.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The spin-off is subject to review under various state and federal fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or an entity vested with the power of such creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Oil States or any of our respective subsidiaries) were to determine that Oil States or any of its subsidiaries did not receive fair consideration or reasonably equivalent value for distributing our common stock or taking other action as part of the spin-off, or that we or any of our subsidiaries did not receive fair consideration or reasonably equivalent value for incurring indebtedness, including the new debt incurred by us in connection with the spin-off, transferring assets or taking other action as part of the spin-off and, at the time of such action, we, Oil States or any of our respective subsidiaries (i) was insolvent or would be rendered insolvent, (ii) had reasonably small capital with which to carry on its business and all business in which it intended to engage or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could void the spin-off as a constructive fraudulent transfer. If such court made this determination, the court could impose a number of different remedies, including without limitation, voiding our liens and claims against Oil States, or providing Oil States with a claim for money damages against us in an amount equal to the difference between the consideration received by Oil States and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities) or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that we, Oil States or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

Under the separation and distribution agreement, from and after the spin-off, each of Oil States and we will be responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the spin-off. Although we do not expect to be liable for any such obligations not expressly assumed by us pursuant to the separation and distribution agreement, it is possible that a court would disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Oil States, particularly if Oil States were to refuse or were unable to pay or perform the subject allocated obligations. See “Arrangements Between Oil States and Our Company—Separation and Distribution Agreement.”

Risks Related to Our Common Stock

No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.

Prior to the completion of the spin-off, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our common stock that you receive in the spin-off.

The market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above in “—Risks Related to Our Business” and the following:

●	the failure of securities analysts to cover our common stock after the spin-off or changes in financial estimates by analysts;

●	the inability to meet the financial estimates of analysts who follow our common stock;

●	strategic actions by us or our competitors;

●	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

●	variations in our quarterly operating results and those of our competitors;

●	general economic and stock market conditions;

●	risks related to our business and our industry, including those discussed above;

●	changes in conditions or trends in our industry, markets or customers;

●	terrorist acts;

●	future sales of our common stock or other securities; and

●	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

As a result of these factors, holders of our common stock may not be able to resell their shares at or above the initial market price following the spin-off or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

Upon completion of the spin-off, we expect that we will have approximately 106,112,722 million shares of common stock outstanding, based on the number of shares of Oil States common stock expected to be outstanding as of the record date. The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after the completion of the spin-off. The shares of our common stock that Oil States distributes to its stockholders generally may be sold immediately in the public market. Oil States stockholders could sell our common stock received in the distribution if we do not fit their investment objectives or, in the case of index funds, if we are not part of the index in which they invest. Sales of significant amounts of our common stock or a perception in the market that such sales will occur may reduce the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock. Issuing additional stock could adversely dilute our shareholders.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

Our board of directors has approved a dividend policy pursuant to which, following the spin-off, we intend to pay a quarterly dividend in the amount of $0.13 per share, which we intend to commence payment of in the third quarter. However, the amount per share of our dividend payments may be changed in the future without advance notice. In addition, our ability to pay dividends on our common stock is limited by covenants in our credit facilities. Future agreements may also limit our ability to pay dividends, and we may incur incremental taxes in the United States if we repatriate foreign earnings to pay such dividends. See “Dividend Policy,” “Description of Material Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tax Matters.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our stockholders to sell their shares for a premium.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors, limitations on the removal of directors, limitations on stockholder proposals at meetings of stockholders and limitations on stockholder action by written consent and the inability of stockholders to call special meetings, could make it more difficult for a third-party to acquire control of our company.  Our certificate of incorporation also authorizes our board of directors to issue preferred stock without stockholder approval.  If our board of directors elects to issue preferred stock, it could increase the difficulty for a third-party to acquire us, which may reduce or eliminate our stockholders’ ability to sell their shares of our common stock at a premium. In addition, we are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for our shares of common stock. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law.”

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

●	any derivative action or proceeding brought on our behalf,

●	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders,

●	any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or

●

any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Our business could be negatively affected as a result of the actions of activist shareholders.

Publicly traded companies have increasingly become subject to campaigns by investors seeking to increase shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company. Upon completion of the spin-off, at least two of our shareholders, who, in the past, have been known for their shareholder activism, may own a material portion of our outstanding shares of common stock.  Given our shareholder composition and other factors, it is possible such shareholders or future activist shareholders may attempt to effect such changes or acquire control over us. Responding to proxy contests and other actions by such activist shareholders or others in the future would be costly and time-consuming, disrupt our operations and divert the attention of our board of directors and senior management from the pursuit of business strategies, which could adversely affect our results of operations and financial condition.  Additionally, perceived uncertainties as to our future direction as a result of shareholder activism or changes to the composition of the board of directors may lead to the perception of a change in the direction of the business, instability or lack of continuity which may be exploited by our competitors, cause concern to our current or potential customers, and make it more difficult to attract and retain qualified personnel. If customers choose to delay, defer or reduce transactions with us or transact with our competitors instead of us because of any such issues, then our, revenue, earnings and operating cash flows could be adversely affected.

FORWARD-LOOKING STATEMENTS

The information in this information statement includes “forward-looking statements.” The factors identified in this cautionary statement are important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by us, or on our behalf. You can typically identify “forward-looking statements” by the use of forward-looking words such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “plan,” “forecast,” “proposed,” “should,” “seek,” and other similar words. Such statements may include statements regarding our future financial position, budgets, capital expenditures, projected costs, plans and objectives of management for future operations and possible future strategic transactions. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results. The differences between assumed facts or bases and actual results can be material, depending upon the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this information statement.

In any forward-looking statement where we, or our management, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Taking this into account, the following are identified as important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, our company:

●	the level of supply and demand for oil, coal, natural gas and other minerals

●	the level of activity and developments in the Canadian oil sands;

●	the level of demand for coal and other natural resources from Australia;

●	the availability of attractive oil and natural gas field prospects, which may be affected by governmental actions or environmental activists which may restrict drilling

●	fluctuations in the current and future prices of oil, coal and natural gas;

●	general global economic conditions and the pace of recovery from the recent recession;

●	global weather conditions and natural disasters;

●	the other factors identified under the caption “Risk Factors” beginning on page 19 of this information statement.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no responsibility to publicly release the result of any revision of our forward-looking statements after the date they are made.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

THE SPIN-OFF

Background

Oil States’ board of directors regularly reviewed the possibility and advisability of separating its oilfield services and accommodations businesses. On July 30, 2013, Oil States announced that its board of directors had authorized management to pursue the spin-off of its accommodations business into a standalone, publicly traded company. On May 5, 2014, Oil States announced that its board of directors had unanimously approved the spin-off and the distribution of all of the stock of the new company to Oil States’ shareholders as of the record date of May 21, 2014. This authorization is subject to final approval by the Oil States board of directors, which approval is subject to, among other things, the conditions described below under “—Conditions to the Spin-Off.”

To complete the spin-off, Oil States will, following the restructuring transactions described below, distribute to its stockholders all of the shares of our common stock. The distribution will occur on the distribution date, which is May 30, 2014. Each holder of Oil States common stock will receive two shares of our common stock for each share of Oil States common stock held by such stockholder at the close of business on May 21, 2014, the record date. After completion of the spin-off, the accommodations business will be an independent publicly traded company.

Each holder of Oil States common stock will continue to hold his, her or its shares in Oil States. No vote of Oil States stockholders is required or is being sought in connection with the spin-off, and Oil States stockholders will not have any appraisal rights in connection with the spin-off.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Oil States has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Oil States determines, in its sole discretion, that the spin-off is not in the best interests of Oil States or its stockholders or that market conditions are such that it is not advisable to separate us from Oil States. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

Oil States’ board of directors has determined that the spin-off is in the best interests of Oil States and its stockholders because the spin-off will provide various benefits including: (1) enhancing corporate growth and efficiency by enabling each management team to focus its attention on the development and execution of its respective business; (2) improving access to capital to fund internal and external expansion; (3) enhancing Civeo’s market recognition with investors because of more focused operations; (4) establishing an acquisition currency for Civeo and (5) enhancing our ability to attract and retain key employees.

Enhancing corporate growth and efficiency by enabling each management team to focus its attention on the development and execution of its respective business. Our accommodations business and the oilfield services business of Oil States have different financial and operating characteristics and as a result different operating strategies in order to maximize their long-term value. Our separation from Oil States will allow Oil States and us to enhance corporate growth and efficiency by providing management the ability to focus solely on our respective businesses and strategies and to better align management resources with the needs of our individual businesses. The dilution of attention involved in managing a combination of businesses with differing operating models and competing goals will thus be eliminated. Our separate management teams will also be able to better prioritize allocation of resources in support of differing priorities such as our desire to pursue our growth strategy through entry into other end markets that could benefit from the services provided by our business, including the military and student housing markets.

As separate public companies, Oil States and we will be able to provide incentive compensation including stock related compensation, to key management and employees that is more directly linked to the specific performance of their respective company and the market performance of their stock. This should improve both our business and the Oil States’ oilfield services business’ ability to attract and retain the requisite talent to compete effectively. We also may be better able to attract management from the hospitality, real estate and business services sectors as a separate company. Furthermore, with critical bases of activities located in Canada and Australia, attracting key talent from these countries is important to our business, and we may be better able to accomplish this objective after the spin-off.

Improving access to capital to fund internal and external expansion. As a separate public company, we will no longer need to compete with Oil States’ other businesses for capital resources. Both Oil States and we believe that direct and differentiated access to the capital markets will allow each of us to better optimize our capital structures to meet the specific needs of each of the respective businesses, aligning financial and operational characteristics with investor and market expectations. Specifically, the capitalization policies and ratings guidelines for accommodations companies differ significantly from those in the oilfield services industry. As a result, we expect, as a stand-alone business, to be able to lower our overall cost of capital by increasing our leverage levels over time in a manner that is consistent with industry norms. Many companies in the real estate space are able to support greater leverage while maintaining an investment grade rating; for example, lodging companies and multi-family housing companies routinely employ leverage of 4-6x Debt/EBITDA (earnings before interest, taxes, depreciation, and amortization). In contrast, few oilfield services companies have investment grade ratings and those that do generally are amongst the largest in the industry (much larger in size than Oil States) and typically carry leverage of less than 2x Debt/EBITDA.

Enhancing our market recognition with investors because of more focused operations. Oil States’ management and financial advisors believe that the investment characteristics of the accommodations business and Oil States’ other businesses may appeal to different types of investors. We believe our simpler corporate structure with a single business segment will allow us to attract investors interested in focusing on the market dynamics, returns and informational inputs associated with an accommodations company. The spin-off will improve the investment community’s visibility into and understanding of Oil States’ and Civeo’s operations, particularly as each company is able to develop its own separate identity by providing more focused and targeted communication to the market regarding its own business strategies, assets, operational performance, financial achievements and management teams. After the spin-off, investors should be better able to evaluate the financial performance of Oil States and us, as well as our respective strategies within the context of our respective market expectations and returns, thereby enhancing the likelihood that both entities will achieve appropriate market valuations.

Establishing an acquisition currency for Civeo. As a standalone accommodations company, we will be better positioned to use our equity securities as capital in pursuing merger and acquisition activities as the owners of the businesses we could seek to acquire will generally have greater interest in receiving securities of a company in the same line of business they were in rather than receiving the securities of a diversified operator of multiple businesses. However, we will be subject to certain requirements. For example, after the spin-off, we must avoid a 50% or greater change in our ownership in transactions related to the spin-off for a period of two years. This limitation is necessary in order to maintain the tax-free treatment of our separation from Oil States.

Enhancing our ability to attract and retain key employees. We believe that separating the oilfield services business from the accommodations business should improve both businesses ability to attract key employees with specialized skill sets. As a result of the spin-off, Oil States and Civeo will provide incentive compensation, including stock related compensation, to key management and employees that is directly linked to the specific performance of their company and the market performance of their stock. This should improve both businesses ability to attract and retain the requisite talent to compete effectively. In addition, we expect that Civeo will be better able to attract management from the hospitality, real estate and business services sectors as a separate company.

Restructuring Transactions

As part of the spin-off, we will consummate certain restructuring transactions as follows:

●

We expect to enter into (i) a $650.0 million, 5-year revolving credit facility which is currently expected to be allocated as follows: (A) a $450.0 million senior secured revolving credit facility in favor of Civeo, as borrower, (B) a $100.0 million senior secured revolving credit facility in favor of certain of our Canadian subsidiaries, as borrowers, and (C) a $100.0 million senior secured revolving credit facility in favor of one of our Australian subsidiaries, as borrower; and (ii) a 5-year U.S. term loan facility in an amount to be determined up to $775.0 million in favor of Civeo. Amounts outstanding under the credit facilities are expected to bear interest at LIBOR plus a margin of 1.75% to 2.75%, or at a base rate plus a margin of 0.75% to 1.75%, in each case based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). See “Description of Material Indebtedness”;

●

Oil States will contribute and transfer to us the assets and liabilities associated with our business in exchange for approximately 106,112,722 shares of our common stock, based on the number of shares of Oil States common stock expected to be outstanding as of the record date;

●	We will pay a special dividend of $750.0 million to Oil States; and

●	Our special dividend will generally settle the intercompany account balances and debt between us and Oil States.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a separation and distribution agreement between us and Oil States. Under the separation and distribution agreement, the distribution will be effective as of 11:59 p.m., Eastern Time, on May 30, 2014, the distribution date. As a result of the spin-off, on the distribution date, each holder of Oil States common stock will receive two shares of our common stock for each share of Oil States common stock owned. In order to receive shares of our common stock in the spin-off, an Oil States stockholder must be stockholder at the close of business of the NYSE on May 21, 2014, the record date.

On the distribution date, Oil States will release the shares of our common stock to our distribution agent to distribute to Oil States stockholders. For most of these Oil States stockholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these stockholders, including any Oil States stockholder that holds physical share certificates of Oil States common stock and is the registered holder of such shares of Oil States common stock represented by those certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in records in which no physical certificates are used. For stockholders who own Oil States common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. It is expected that it will take the distribution agent one to two weeks to electronically issue shares of our common stock to Oil States stockholders or their bank or brokerage firm by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. Following the spin-off, stockholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

Oil States stockholders will not be required to make any payment or surrender or exchange their shares of Oil States common stock or take any other action to receive their shares of our common stock. No vote of Oil States stockholders is required or sought in connection with the spin-off, including the restructuring transactions, and Oil States stockholders have no appraisal rights in connection with the spin-off.

U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax considerations relating to holders of Oil States common stock as a result of the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations that may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

Except as specifically described below, this summary is limited to holders of Oil States common stock that are U.S. holders (as described below). For purposes of this summary, a U.S. holder is a beneficial owner of Oil States common stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is a beneficial owner (other than an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) of shares of Oil States common stock who is not a U.S. holder.

This summary does not discuss all tax considerations that may be relevant to Oil States shareholders in light of their particular circumstances, nor does it address the consequences to Oil States shareholders subject to special treatment under the U.S. federal income tax laws, such as:

●	dealers or traders in securities or currencies;

●	banks, financial institutions, or insurance companies;

●	regulated investment companies, real estate investment trusts, or grantor trusts;

●	certain former citizens or long-term residents of the United States;

●	tax-exempt entities;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities;

●

holders who own shares of our common stock as part of a hedging, integrated, or conversion transaction or a straddle or holders deemed to sell shares of our common stock under the constructive sale provisions of the Code;

●	holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

●	U.S. holders whose “functional currency” is not the U.S. dollar;

●	holders who are subject to alternative minimum tax consequences; or

●	partnerships or other pass-through entities and investors in such entities.

This summary does not address the U.S. federal income tax consequences to Oil States shareholders who do not hold Oil States common stock as capital assets. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of Oil States common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Oil States common stock, you should consult your tax advisor.

HOLDERS OF OIL STATES COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN.

Tax-free Status of the Distribution

Oil States (i) has received a private letter ruling substantially to the effect that, among other things, the distribution will qualify under Section 355 of the Code as a tax-free distribution and (ii) will receive an opinion from its tax counsel regarding certain aspects of the spin-off transaction on which the IRS will not rule. Because the distribution will qualify as a tax-free distribution,

●	no gain or loss will be recognized by, and no amount will be included in the income of, Oil States stockholders upon their receipt of shares of our common stock in the distribution;

●

the basis of an Oil States stockholder in Oil States common stock immediately before the distribution will be allocated between the Oil States common stock held by such holder and our common stock received by such holder in the distribution, in proportion to their relative fair market values at the time of the distribution;

●

the holding period of our common stock received by each Oil States stockholder will include the period during which the stockholder held the Oil States common stock on which the distribution is made, provided that the Oil States common stock is held as a capital asset on the distribution date; and

●	no gain or loss will be recognized by Oil States upon the distribution of our common stock.

The private letter ruling relies, and the tax opinion of counsel will rely, on certain facts, assumptions, representations and undertakings from Oil States and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are, or become, incorrect or not otherwise satisfied, Oil States and its stockholders may not be able to rely on the private letter ruling or the opinion of its tax advisor. In addition, an opinion of counsel is not binding on the IRS, so, notwithstanding the opinion of Oil States’ tax advisor, the IRS could conclude upon audit that the distribution is taxable if it disagrees with the conclusions in the opinion or for other reasons. There can be no assurance that the IRS or the courts will not challenge the qualification of the distribution as a tax-free transaction under Section 355 of the Code or that such challenge would not prevail.

Even though the distribution will otherwise qualify as tax-free, Oil States or its affiliates may recognize taxable gain under Section 355(e) of the Code if there are one or more acquisitions (including issuances) of either our stock or the stock of Oil States, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of our stock within two years before or after the distribution (with exceptions, including public trading by less-than-five percent stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless Oil States can rebut that presumption. If Oil States recognizes gain under Section 355(e), it would result in a significant U.S. federal income tax liability to Oil States (although the distribution would generally be tax-free to Oil States stockholders), and, under some circumstances, the tax sharing agreement would require us to indemnify Oil States for such tax liability. See “—Indemnification” and “Arrangements Between Oil States and Our Company—Tax Sharing Agreement.”

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders

Distribution of Civeo Stock

The discussion above under “—Tax-Free Status of the Distribution” applies to U.S. holders if the distribution qualifies as tax-free under Section 355 of the Code.

If the distribution of shares of our common stock were determined not to qualify under Section 355, then each U.S. holder of Oil States receiving shares of our common stock in the distribution generally would be treated as receiving a distribution in an amount equal to the fair market value of such shares of our common stock. This generally would result in the following consequences to the U.S. holder:

●	first, a taxable dividend to the extent of such U.S. holder’s pro rata share of Oil States’ current and accumulated earnings and profits;

●

second, any amount that exceeds Oil States’ earnings and profits would be treated as a nontaxable return of capital to the extent of such U.S. holder’s tax basis in its shares of Oil States’ common stock; and

●	third, any remaining amount would be taxed as capital gain.

In addition, Oil States would recognize a taxable gain equal to the excess of the fair market value of our common stock distributed over Oil States’ adjusted tax basis in such stock, and, under certain circumstances, the tax sharing agreement would require us to indemnify Oil States for such tax liability. See “—Indemnification” and “Arrangements Between Oil States and Our Company—Tax Sharing Agreement.”

Information Reporting and Backup Withholding

A U.S. holder that receives a taxable distribution of our common stock made in connection with the distribution may be subject to information reporting and backup withholding. A U.S. holder may avoid backup withholding if such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Material U.S. Federal Income Tax Consequences of the Distribution to Non-U.S. Holders

Distribution of Civeo Stock

The distribution will qualify as a tax-free distribution for U.S. federal income tax purposes. Non-U.S. holders receiving stock in the distribution will not be subject to U.S. federal income tax on any gain realized on the receipt of our common stock so long as (1) Oil States’ common stock is considered regularly traded on an established securities market and (2) such non-U.S. holder beneficially owns five percent or less of Oil States’ common stock at all times during the shorter of the five-year period ending on the distribution date or the non-U.S. holder’s holding period, taking into account both actual and constructive ownership under the applicable ownership attribution rules of the Code. Oil States believes that its common stock has been and is regularly traded on an established securities market for U.S. federal income tax purposes.

Any non-U.S. holder that beneficially owns more than five percent of Oil States common stock under the rules described above and receives our common stock will be subject to U.S. federal income tax on any gain realized with respect to its existing Oil States common stock as a result of the distribution if (1) Oil States is treated as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the distribution date or the period during which the non-U.S. holder held such Oil States common stock and (2) we are not a USRPHC immediately following the distribution. In general, either Oil States or we will be a USRPHC at any relevant time described above if 50 percent or more of the fair market value of the respective company’s assets constitute “United States real property interests” within the meaning of the Code. We do not believe that Oil States is or has been a USRPHC at any time during the five year period ending on the distribution date. Further, we do not expect to be a USRPHC immediately after the distribution. However, because the determination of whether we or Oil States are a USRPHC turns on the relative fair market value of Oil States and our United States real property interests and other assets, and because the USRPHC rules are complex, we can give no assurance that Oil States was not a USRPHC prior to the distribution date or that we will not be a USRPHC after the distribution. Any non-U.S. holder that beneficially owns more than five percent of Oil States common stock under the rules described above and receives our common stock will not be subject to U.S. federal income tax on any gain realized with respect to its existing Oil States common stock as a result of the distribution if (a) both we and Oil States are USRPHCs and (b) such non-U.S. holders meet certain procedural and substantive requirements described in such Treasury regulations. Non-U.S. holders should consult their tax advisors to determine if they are more than five percent beneficial owners of Oil States’ common stock, or may be more than five percent owners of our common stock under the applicable rules.

If the distribution was determined not to qualify as a tax-free distribution for U.S. federal income tax purposes, then each non-U.S. holder receiving shares of our common stock in the distribution would be subject to U.S. federal income tax at a rate of 30 percent of the gross amount of any such distribution that is treated as a dividend, unless:

(1)     such dividend was effectively connected with the conduct of a trade or business, or, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the United States; or

(2)     the non-U.S. holder is entitled to a reduced tax rate with respect to dividends pursuant to an applicable income tax treaty.

Under the first exception, regular graduated federal income tax rates applicable to U.S. persons would apply to the dividend, and, in the case of a corporate non-U.S. holder, a branch profits tax may also apply, as described below. Unless one of these exceptions applies and the non-U.S. holder provides Oil States with an appropriate IRS Form (or Forms) W-8 to claim an exemption from or reduction in the rate of withholding under such exception, Oil States may be required to withhold 30 percent of any distribution of our common stock treated as a dividend to satisfy the non-U.S. holder’s U.S. federal income tax liability.

A distribution of our common stock that is not tax-free for U.S. federal income tax purposes could also be treated as a nontaxable return of capital or could trigger capital gain for U.S. federal income tax purposes. A distribution of our common stock that is treated as a nontaxable return of capital is generally not subject to U.S. income tax. Furthermore, such distribution generally is not subject to U.S. withholding tax so long as the common stock of Oil States is regularly traded on an established securities market, which Oil States believes to be the case, and the non-U.S. holder does not beneficially own more than five percent of Oil States’ common stock at any time during the shorter of the five year period ending on the distribution date or the period during which the non-U.S. Holder held such Oil States common stock, taking into account the attribution rules described above. A distribution of our common stock triggering capital gain is generally not subject to U.S. federal income taxation and generally is not subject to U.S. withholding tax subject to the same exception described above for a nontaxable return of capital.

Information Reporting and Backup Withholding

Payments made to non-U.S. holders in the distribution may be subject to information reporting and backup withholding. Non-U.S. holders generally may avoid backup withholding by furnishing a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the non-U.S. holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Rather, non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely and duly filing a claim for refund with the IRS.

Information Reporting for Significant Stockholders

Current Treasury regulations require a “significant” stockholder (one who immediately before the distribution owns 5% or more (by vote or value) of the total outstanding Oil States common stock) who receives our common stock pursuant to the distribution to attach to such stockholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the distribution of Section 355 of the Code.

Indemnification

Under the tax sharing agreement, we have agreed to indemnify Oil States from liability for any taxes arising from the spin-off to the extent attributable to a breach by us (or any of our subsidiaries) of any of our representations or covenants in the tax sharing agreement, the separation and distribution agreement, or made in connection with the private letter ruling or opinion of counsel. In addition, we have agreed to pay 50% of any taxes arising from the spin-off to the extent that the tax is not attributable to the fault of either party. See “Arrangements Between Oil States and Our Company—Tax Sharing Agreement.”

Results of the Spin-Off

After the spin-off, we will be an independent, publicly owned company. Immediately following the spin-off, we expect to have approximately 23 holders of shares of our common stock and approximately 106,112,722 million shares of our common stock outstanding, based on the number of stockholders and outstanding shares of Oil States common stock expected as of the record date. The figures assume no exercise of outstanding options and exclude shares of Oil States common stock held directly or indirectly by Oil States, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Oil States options between the date the Oil States board of directors declares the dividend for the distribution and the record date for the distribution.

For information regarding options to purchase shares of our common stock that will be outstanding after the distribution, see “Capitalization,” “Management” and “Arrangements Between Oil States and Our Company—Employee Matters Agreement.”

Before the spin-off, we will enter into several agreements with Oil States to effect the spin-off and provide a framework for our relationship with Oil States after the spin-off. These agreements will govern the relationship between us and Oil States after completion of the spin-off and provide for the allocation between us and Oil States of Oil States’ assets, liabilities and obligations. For a more detailed description of these agreements, see “Arrangements Between Oil States and Our Company.”

Trading Prior to the Distribution Date

It is anticipated that, on or shortly before the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Oil States stockholders on the distribution date. Any Oil States stockholder that owns shares of Oil States common stock at the close of business on the record date will be entitled to shares of our common stock distributed in the spin-off. Oil States stockholders may trade this entitlement to shares of our common stock, without the shares of Oil States common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, shares of our common stock will be listed on the NYSE under the ticker symbol “CVEO”. We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in Oil States common stock: a “regular-way” market and an “ex-distribution” market. Shares of Oil States common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of Oil States common stock are sold in the regular-way market up to and including the distribution date, the selling stockholder’s right to receive shares of our common stock in the distribution will be sold as well. However, if Oil States stockholders own shares of Oil States common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling stockholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Treatment of Stock-Based Plans for Current and Former Employees

In connection with the spin-off, Oil States equity and equity-based awards held by current and former Oil States employees and directors will generally remain outstanding with respect to Oil States common stock, and Oil States equity and equity-based awards held by Civeo employees will cease to remain outstanding with respect to Oil States common stock and will be converted into awards with respect to Civeo common stock. Specifically, Oil States and Civeo expect to provide for the following to occur with respect to outstanding Oil States equity and equity-based awards:

●

Restricted shares of Oil States common stock held by current employees of Civeo will be cancelled upon the spin-off, with the holder thereof entitled to receive a number of time-vested restricted shares of Civeo common stock determined in a manner to preserve the pre spin-off value of the prior Oil States restricted shares based upon the relative stock prices of Civeo and Oil States.

●

All outstanding Oil States options and other time-vested equity and equity-based awards (other than restricted shares) held by Civeo employees will be converted upon the completion of the spin-off into the same type of award with respect to Civeo common stock, with the number of shares and exercise price of such award, as applicable, adjusted based upon the relative stock prices of Civeo and Oil States to preserve the value of the award prior to the spin-off. Following the spin-off, such awards will be subject to the same terms and conditions as prior to the spin-off, except that they will vest based upon continued service or a change of control of Civeo rather than Oil States.

●

All outstanding Oil States options, restricted shares and other time-vested equity and equity-based awards held by current or former Oil States employees will be modified upon the completion of the spin-off based upon relative pre- and post-spin-off stock prices of Oil States such that the number of shares and exercise price of such award, as applicable, are adjusted based upon the relative stock prices of Civeo and Oil States to preserve the value of the award prior to the spin-off. Following the spin-off, such awards will remain subject to the same terms and conditions as prior to the spin-off.

●

Performance-based deferred stock awards held by Civeo employees will be cancelled with the holder thereof entitled to receive an award of time-vested restricted shares of Civeo common stock, with the number of such time-vested restricted shares determined based upon the number of Oil States shares issuable upon settlement based upon the actual attainment of performance objectives to date as of Oil States’ most recently-completed fiscal quarter, adjusted based upon the relative stock prices of Civeo and Oil States to preserve the value of the award prior to the spin-off. Following the spin-off, such awards will vest based upon continued service or a change of control of Civeo and will not be subject to performance vesting conditions.

●

Performance-based deferred stock awards held by Oil States employees will be cancelled with the holder thereof entitled to receive an award of time-vested restricted shares of Oil States common stock, with the number of such time-vested restricted shares determined based upon the number of Oil States shares issuable upon settlement based upon the actual attainment of performance objectives to date as of Oil States’ most recently-completed fiscal quarter, adjusted based upon the relative stock prices of Civeo and Oil States to preserve the value of the award prior to the spin-off. Following the spin-off, such awards will vest based upon continued service or a change of control of Oil States and will not be subject to performance vesting conditions.

Incurrence of Debt

In connection with the spin-off, we expect to enter into (i) a $650.0 million, 5-year revolving credit facility which is currently expected to be allocated as follows: (A) a $450.0 million senior secured revolving credit facility in favor of Civeo, as borrower, (B) a $100.0 million senior secured revolving credit facility in favor of certain of our Canadian subsidiaries, as borrowers, and (C) a $100.0 million senior secured revolving credit facility in favor of one of our Australian subsidiaries, as borrower; and (ii) a 5-year U.S. term loan facility in an amount to be determined up to $775.0 million in favor of Civeo. Amounts outstanding under the credit facilities are expected to bear interest at LIBOR plus a margin of 1.75% to 2.75%, or at a base rate plus a margin of 0.75% to 1.75%, in each case based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). We anticipate that, upon closing of the spin-off, our U.S. term loan facility will be fully drawn and that we will have no borrowings outstanding under our credit facilities. See “Description of Material Indebtedness” for a more detailed description of these transactions.

Conditions to the Spin-Off

We expect that the spin-off will be effective as of 11:59 p.m., Eastern Time, on May 30, 2014, the distribution date, provided that the following conditions shall have been satisfied or waived by Oil States:

●

SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act; no stop order suspending the effectiveness of the registration statement shall be in effect; and no proceedings for such purpose shall be pending before or threatened by the SEC;

●

any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, have become effective or been accepted;

●	the Civeo common stock will have been authorized for listing on the NYSE, or another national securities exchange approved by Civeo, subject to official notice of issuance;

●

Oil States shall have received a private letter ruling to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and such private letter ruling shall not have been revoked or modified in any material respect;

●

Oil States shall have received an opinion of its tax counsel, in form and substance acceptable to Oil States and which shall remain in full force and effect, as to certain matters affecting the tax treatment of the Spin-off on which the IRS will not rule;

●

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution will be in effect;

●	any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect;

●	Oil States shall have received the special dividend from Civeo; and

●

A majority of the aggregate outstanding principal amount of each series of Oil States 5 1/8% Senior Notes due 2023 and 6 1/2% Senior Notes due 2019 shall have been accepted for payment pursuant to the Oil States tender offers.

The fulfillment of the foregoing conditions will not create any obligations on Oil States’ part to effect the distribution, and the Oil States board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

TRADING MARKET

Market for Our Common Stock

There has been no public market for our common stock. An active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis on or shortly before the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Oil States common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Oil States common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We have been approved to list our common stock on the NYSE under the ticker symbol “CVEO”. We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in Oil States common stock: a “regular-way” market and an “ex-distribution” market. Shares of Oil States common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Oil States common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Oil States common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the accommodations industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Related to Our Common Stock.”

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Oil States on the distribution date may be deemed to be affiliates of ours. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately 756,731 shares of our common stock immediately following the distribution. See “Security Ownership of Certain Beneficial Owners and Management” included elsewhere in this information statement for more information. Our affiliates may sell shares of our common stock received in the distribution only:

●	under a registration statement that the SEC has declared effective under the Securities Act; or

●	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the registration statement, of which this information statement is a part, is declared effective, a number of shares of our common stock that does not exceed the greater of:

●	1.0% of our common stock then outstanding; or

●	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 also includes notice requirements and restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

In the future, we may adopt new stock option and other equity-based award plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution, none of our equity securities will be outstanding on or immediately after the spin-off and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY

Our board of directors has approved a dividend policy pursuant to which, following the spin-off, we intend to pay a quarterly dividend in the amount of $0.13 per share, which we intend to commence payment of in the third quarter. However, the amount per share of our dividend payments may be changed in the future without advance notice. In addition, our ability to pay dividends on our common stock is limited by covenants in our credit facilities. Future agreements may also limit our ability to pay dividends, and we may incur incremental taxes in the United States if we repatriate foreign earnings to pay such dividends. See “Description of Material Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tax Matters.”

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of December 31, 2013, and (ii) our adjusted capitalization assuming the distribution, the incurrence of debt and other matters (as discussed in “The Spin-Off”) were effective as of December 31, 2013. The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined and pro forma combined financial statements and accompanying notes included elsewhere in this Information Statement.

	As of December 31,
	2013 Actual	2013 As Adjusted
	(dollars in millions)
Debt Outstanding
Short-term debt	$—	$—
Long-term debt to affiliates	335.2	—

Long-term debt to third-parties	—	775.0

Total debt	335.2	775.0

Stockholders’ Equity
Common stock
Par value	—	1.1

Additional paid-in capital	—	1,230.9
Oil States International, Inc. net investment	1,651.0	—

Accumulated other comprehensive loss	(60.0)	(60.0)

Noncontrolling interest	1.7	1.7

Total Net Investment/Stockholders’ Equity	1,592.7	1,173.7

Total Capitalization	$1,927.9	$1,948.7

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of the Accommodations Business of Oil States consist of the unaudited pro forma combined statement of income for the year ended December 31, 2013 and an unaudited pro forma combined balance sheet as of December 31, 2013. The unaudited pro forma combined financial statements should be read in conjunction with “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Other Related Party Transactions” and our historical combined financial statements included elsewhere in this Information Statement.

The unaudited pro forma combined financial statements have been derived from our historical combined financial statements included in this Information Statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the spin-off and related agreements occurred as of and for the periods indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the spin-off and related transaction agreements, and that are factually supportable, and for purposes of the statement of income, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the spin-off and related agreements.

The unaudited pro forma combined statement of income for the year ended December 31, 2013 reflects our results as if the spin-off and related transactions described below had occurred on January 1, 2013. The unaudited pro forma combined balance sheet as of December 31, 2013 reflects our results as if the spin-off and related transactions described below had occurred as of such date.

The unaudited pro forma combined financial statements give effect to the following:

●	the contribution by Oil States to us, pursuant to the spin-off, of all the assets and liabilities that comprise our business;

●

our anticipated post-spin-off capital structure, including (i) the issuance of up to approximately 108.4 million shares of our common stock to holders of Oil States common shares (this number of shares is based upon the number of Oil States common shares outstanding on December 31, 2013 and the distribution ratio of two shares of Civeo common stock for every one share of Oil States common stock held on the record date) and (ii) the incurrence of $775.0 million of indebtedness to fund (1) the transfer to Oil States of $750.0 million through a dividend and (2) general corporate purposes, including transaction related expenses; and

●	the settlement of intercompany account balances between us and Oil States including the contribution to us of our existing long term debt to affiliates, which is currently held by Oil States.

The operating expenses reported in our historical combined statements of income include allocations of certain Oil States costs. These costs include allocation of Oil States corporate costs, shared services, and other operating and administration costs that benefit us. In connection with the spin-off, we expect to enter into a transition services agreement, tax sharing agreement and employee matters agreement with Oil States. See “Arrangements Between Oil States and Our Company.” We do not expect that the incremental costs associated with the agreements will be materially higher than the allocations described above, as such, no further pro forma adjustment have been made. However, the unaudited pro forma condensed combined financial statements do not reflect all of the costs of operating as a stand-alone public company which are estimated to be in the range of $17.0 million to $20.0 million, before-tax, annually.

 We currently estimate that Oil States will incur $15.0 million to $20.0 million of transaction costs related to the spin-off, excluding refinancing costs. As of December 31, 2013, Oil States had already incurred approximately $5.2 million of these transaction costs. We have not adjusted the accompanying unaudited pro forma combined statement of income for these estimated costs as the costs are not expected to be allocated to us or to have an ongoing impact on our operating results. We expect all of these costs to be paid for and expensed by Oil States.

We anticipate that Civeo will also incur transition costs related to becoming a separate, public company within 18 months of the spin-off. These costs primarily relate to the following:

●	accounting, tax, legal and other professional costs pertaining to the spin-off and establishing us as a stand-alone public company;

●	compensation, such as modifications to certain bonus and equity awards, upon completion of the spin-off;

●	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

●	costs related to establishing our new brand in the marketplace; and

●	costs to separate information systems.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2013
(in millions)

	Historical(a)	Financing Adjustments for Distribution		Distribution and Other Adjustments		Pro Forma for the Financing and Distribution

ASSETS
Current assets:
Cash	$224.1	$765.0	(b)	$(750.0)	(e)	$239.1
Accounts receivable, net	177.8					177.8
Inventories	29.8					29.8
Prepaid expenses and other current assets	11.9					11.9
Total current assets	443.6					458.6
Property, plant and equipment, net	1,325.9					1,325.9
Goodwill, net	261.1					261.1
Other intangible assets, net	75.7					75.7
Other noncurrent assets	20.7	5.8	(c)			26.5
Total assets	$2,127.0					$2,147.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$45.4					$45.4
Accrued liabilities	26.9					26.9
Income taxes	6.6					6.6
Deferred revenue	19.6					19.6
Other current liabilities	2.4					2.4
Total current liabilities	100.9					100.9
Long-term debt to affiliates	335.2			(335.2)	(f)	—
Long-term debt to third-parties	—	775.0	(b)			775.0
Deferred income taxes	79.7					79.7
Other noncurrent liabilities	18.5					18.5
Total liabilities	534.3					974.1
Equity:
Common stock	—			1.1	(g)	1.1
Additional paid-in capital	—			1,230.9	(g)	1,230.9
Parent company investment	1,651.0	(4.2)	(c)	(1,646.8)	(g)	—
Accumulated other comprehensive loss	(60.0)					(60.0)
Total	1,591.0					1,172.0
Noncontrolling interests	1.7					1.7
Total equity	1,592.7					1,173.7
Total liabilities and stockholders’ equity	$2,127.0					$2,147.8

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013
(in millions, except per share data)

	Historical(a)	Financing Adjustments for Distribution		Distribution and Other Adjustments		Pro Forma for the Financing and Distribution

Revenue	$1,041.1					$1,041.1
Cost of goods and services	549.6					549.6

Operating expenses:
Selling, general & administrative expenses	69.6					69.6
Depreciation and amortization expense	167.2					167.2
Other operating income	(4.8)					(4.8)
Total operating expenses	232.0					232.0

Operating income	259.5					259.5
Interest expense, net	(23.8)	(16.9)	(d)	18.3	(f)	(22.4)
Other income	3.7					3.7
Income before income taxes	239.4					240.8
Income tax provision	(56.1)	5.9	(h)			(50.2)

Net income	183.3					190.6
Less: Net income attributable to noncontrolling interests	1.4					1.4
Net income attributable to Accommodations Business of Oil States International, Inc.	$181.9					$189.2

Earnings Per Share:
Basic						$1.72	(i)
Diluted						$1.71	(j)
Weighted-Average Shares Outstanding
Basic						109.9	(i)
Diluted						110.3	(j)

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)	Our historical combined financial statements reflect the historical financial position and results of operations of the accommodations business of Oil States.

(b)

Reflects incurrence of $775.0 million of indebtedness, which consists of borrowings under our anticipated U.S. term loan. The expected debt balance at the time of the distribution was determined by senior management based on a review of a number of factors including expected credit ratings, forecasted liquidity and capital requirements, expected operating results and general economic conditions.

Proceeds from new indebtedness at December 31, 2013	$775.0
Less: Cash payments for debt issuance costs (footnote c)	(10.0)
Net cash proceeds	$765.0

(c)

The adjustment assumes the capitalization of debt issuance costs of $10.0 million which will be amortized on a straight-line basis over the term of the credit facility, which approximates the effective interest method. Included in the historical combined balance sheet are historical deferred debt issuance costs related to existing revolving credit facilities in Australia and Canada as of December 31, 2013 totaling $4.2 million which are assumed to be expensed as we expect to replace these existing facilities in connection with the spin-off. The resulting net adjustment is $5.8 million.

(d)

Represents the incremental interest expense related to the additional debt expected to be incurred upon the spin-off, assuming an annual interest rate of 2.4% on total indebtedness of $775.0 million. The interest rates for pro forma purposes are based on assumptions of the rates to be effective on the completion of the spin-off. A one-eighth percent change in assumed interest rates for our additional debt would have a pro forma impact of $1.0 million annually. The following chart provides the detail for the pro forma adjustment to interest expense for the financing adjustments:

Year ended December 31, 2013

Interest expense related to new debt ($775.0 million of indebtedness at an assumed annual interest rate of 2.4%)	$(18.6)
Non-cash interest expense related to amortization of pro forma deferred debt issuance costs (footnote c)	(2.0)
Eliminate non-cash interest expense related to pre spin-off deferred debt issuance costs	3.7
Total adjustment	$(16.9)

(e)	Reflects the cash distribution to Oil States of $750.0 million.

(f)

Reflects the contribution of debt to affiliates in connection with the spin-off. The associated net interest expense to affiliates of $18.3 million is eliminated in the pro forma combined statements of income as a distribution adjustment. The elimination of interest expense to affiliates does not have an impact on the pro forma consolidated tax provision.

(g)

Adjustment reflects the pro forma recapitalization of our equity. As of the Distribution Date, Oil States’ net investment in our business will be exchanged to reflect the spin-off of our common stock to Oil States’ shareholders and to reflect the common stock of approximately 108.4 million outstanding shares of common stock having a par value of $0.01 per share, based on the number of shares of Oil States common stock outstanding on December 31, 2013 and a distribution ratio of two shares of Civeo common stock for every one share of Oil States common stock held on the record date.

Parent company investment at December 31, 2013	$1,651.0
Write off of historical debt issuance costs (footnote c)	(4.2)
Net adjustment to “Parent company investment” associated with the distribution	1,646.8
Contribution by Oil States of affiliated debt (footnote f)	335.2
Distribution to Oil States (footnote e)	(750.0)
Adjustment for par value of common stock	(1.1)
Adjustment to additional paid-in capital	$1,230.9

(h)

The provision for income taxes reflected in our historical combined financial statements was determined as if the accommodations business filed separate, stand-alone income tax returns in each relevant jurisdiction. Our effective tax rate reflects the historical assumption that we do not intend to repatriate non-United States earnings. The statutory rates in Canada and Australia are 25% and 30%, respectively. The pro forma adjustments were determined assuming U.S. borrowings and using the statutory rate for the U.S. of 35% in the respective tax periods presented.

(i)

Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the weighted average number of Oil States common shares outstanding for the year ended December 31, 2013, adjusted for a distribution ratio of two shares of Civeo common stock for every one share of Oil States common stock held on the record date.

(j)

Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential dilution from the issuance of Civeo equity awards to Civeo employees, after giving effect to the distribution. While the actual future impact will depend on various factors, we believe the estimate yields a reasonable approximation of the future diluted impact of the Civeo equity plans.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables present the selected historical combined financial information of the accommodations business. The term “accommodations business” refers to Oil States’ historical accommodations segment reflected in its historical combined financial statements discussed herein and included elsewhere in this information statement. The balance sheet data as of December 31, 2013 and 2012 and the statement of income data for each of the years ended December 31, 2013, 2012 and 2011 are derived from our audited financial statements included elsewhere in this information statement. The balance sheet data as of December 31, 2011 and statement of income data for the year ended December 31, 2010 are derived from our audited combined financial statements not included in this information statement. The balance sheet data as of December 31, 2010 and 2009 and the statement of income data for the year ended December 31, 2009 are derived from our accounting records.

The selected historical combined financial information presented below should be read in conjunction with our combined financial statements and accompanying notes, the “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations as a result of our spin-off from Oil States.

	For the year ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Statement of Income Data:

Revenues	$1,041,104	$1,108,875	$864,701	$537,690	$481,402
Operating income	259,456	352,929	242,159	141,459	138,106
Net income attributable to Accommodations Business of Oil States International, Inc.	181,876	244,721	168,505	97,514	98,047

	As of December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Balance Sheet Data:
Total assets	$2,127,050	$2,132,925	$1,799,894	$1,487,462	$573,699
Long-term debt to affiliates	335,171	358,316	350,530	230,944	—
Long-term debt to third-parties	—	123,497	126,972	183,822	—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis contains “forward-looking statements” that are based on management’s current expectations, estimates and projections about our business operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of numerous factors, including the known material factors set forth in “Risk Factors.” You should read the following discussion and analysis together with our Combined Financial Statements and the notes to those statements included elsewhere in this information statement.

The Separation and Spin-Off

On July 30, 2013, Oil States announced that its board of directors had authorized management to pursue the spin-off of its Accommodations business into a standalone, publicly traded company. The proposed spin-off is expected to be executed through a tax free distribution to Oil States shareholders. Oil States intends to distribute, on a pro rata basis, shares of Civeo common stock to the Oil States shareholders as of the record date of the spin-off. Upon completion of the spin-off, Oil States and Civeo will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management. The completion of the spin-off will be subject to, among other things, final approval of the Oil States board of directors and the receipt of a private letter ruling from the IRS which affirms the tax free nature of the spin-off.

The combined financial statements included in this information statement have been prepared in connection with the spin-off and reflect the combined results of operations, financial position and cash flows of the Accommodations Business of Oil States as if it had operated on a stand-alone basis for all periods presented. All material intercompany accounts within Civeo have been eliminated. Historically, Oil States has provided services to and funded certain expenses for Civeo. The combined statements of income reflect expense allocations for these functions, which include: (1) finance, legal, risk management, tax, treasury, information technology, human resources and certain other shared services; (2) certain employee benefits; and (3) share-based compensation. The combined statements do not include all of the actual expenses that would have been incurred had Civeo been an independent, stand-alone company during the periods presented.

Macroeconomic Environment

We provide workforce accommodation to the natural resource industry in Canada, Australia and the U.S. Demand for our services can be attributed to two phases of our customers’ projects: (1) the development or construction phase and (2) the operations or production phase. Initial demand for our services is driven by our customers’ capital spending programs related to the construction and development of oil sands and coal mines and associated infrastructure as well as the exploration for oil and natural gas. Long term demand for our services is driven by continued development and expansion of natural resource production and operation of oil sands refining facilities. Industry capital spending programs are generally based on the long-term outlook for commodity prices, economic growth and estimates of resource production. As a result, demand for our products and services is largely sensitive to expected commodity prices, principally related to crude oil, met coal and, to a lesser extent, natural gas.

In Canada, Western Canadian Select (WCS) crude is the benchmark price for our oil sands accommodations’ customers. Pricing for WCS is driven by several factors. A significant factor affecting WCS pricing is the underlying price for WTI. As WTI prices have improved over the past few years with the global economic recovery, WCS prices have also improved. Another significant factor affecting WCS pricing has been transportation. Historically, WCS has traded at a discount to WTI, or “WCS Basis Differential,” due to transportation costs and limited capacity to move growing Canadian crude oil production to U.S. refineries. Depending on the extent of pipeline capacity availability, the WCS Basis Differential has varied. With the increase in global oil prices and increased transportation capacity from the oil sands region due to rail and barge alternatives, the absolute price of WCS has increased and the WCS Basis Differential has decreased. WCS prices in 2013 averaged $73.58 per barrel compared to $71.80 per barrel in 2012. However, the WCS Basis Differential widened substantially from below $15 per barrel to $18 per barrel as of April 30, 2014, as production increased and demand from U.S. refineries declined due to maintenance requirements. Should the price of WTI decline or the WCS Basis Differential widen further, our oil sands customers’ may delay additional investments or reduce their spending in the oil sands region.

Given the historical volatility of WTI crude prices and the WCS Basis Differential, there remains a risk that prices in the oil sands could deteriorate going forward due to slowing growth rates in China, fiscal and financial uncertainty in the U.S. and various European countries, potentially negative effects on economic growth in the U.S. due to automatic government spending cuts and a prolonged level of relatively high unemployment in the U.S. and other advanced economies. However, if the global supply of oil and global inventory levels were to decrease due to government instability in a major oil-producing nation and energy demand continues to increase in countries such as China, India and the U.S., we could see continued and/or additional increases in WTI crude prices which coupled with an improvement in takeaway capacity from the oil sands could improve WCS pricing. This, in turn, could lead to our oil sands customers increasing their investments in oil sands production. Conversely, if WCS crude prices continue to experience a significant discount to WTI crude, our oil sands customers’ may have an incentive to delay additional investments in their oil sands assets.

  Natural gas prices and WTI crude oil pricing, discussed above, have an impact on the demand for our U.S. accommodations. Prices for natural gas in the United States improved during 2013 and early 2014, largely due to above average storage withdrawals in response to colder than normal weather, continued elevated demand for natural gas for electric power generation, lower net imports from Canada and higher industrial demand. However, natural gas prices continue to be weak relative to prices experienced in 2006 through 2008 due to the rise in production from unconventional natural gas resources in North America, specifically onshore shale production, resulting from the broad application of horizontal drilling and hydraulic fracturing techniques. Any increases in the supply of natural gas, whether the supply comes from conventional or unconventional production or associated gas production from oil wells, could constrain prices for natural gas for an extended period and result in fewer rigs drilling for gas in the near-term. Lower rig counts typically impact our mobile fleet in the United States. However, SAGD development utilizes natural gas and lower natural gas prices could have a positive impact on this activity in Canada. Natural gas prices traded at approximately $4.82 per Mcf as of April 30, 2014.

Our Australian villages in the Bowen Basin primarily serve coal mines in that region. Met coal pricing and growth in production in the region is influenced by levels of steel production. Because Chinese steel production has been growing at a slower pace than that experienced in 2010 and early 2011, Chinese demand for imported steel inputs such as met coal and iron ore decreased during 2013 compared to 2012. Met coal prices have decreased materially from over $200/metric ton at the beginning of 2012 to approximately $150/metric ton at the end of 2013. Depressed met coal prices have led to the implementation of cost control measures by our customers, some coal mine closures and delays in the start-up of new coal mining projects in Australia. A continued depressed met coal price will impact our customers’ future capital spending programs.

  Recent WTI crude, WCS crude, Queensland hard coking coal and natural gas pricing trends are as follows:

	Average Price (1)
Quarter ended	WTI Crude (per bbl)	WCS Crude (per bbl)	Hard Coking Coal (per ton)	Henry Hub Natural Gas (per mcf)
12/31/2013	$97.50	$66.34	$143.76	$3.85
9/30/2013	105.83	83.10	142.21	3.55
6/30/2013	94.05	77.48	149.94	4.02
3/31/2013	94.33	66.86	167.71	3.49
12/31/2012	88.01	61.34	156.79	3.40
9/30/2012	92.17	76.75	187.88	2.88
6/30/2012	93.38	73.53	216.49	2.29
3/31/2012	102.85	75.82	212.20	2.44
12/31/2011	94.03	81.56	236.69	3.32
9/30/2011	89.71	75.05	296.24	4.12
6/30/2011	102.51	84.72	315.74	4.37

(1)	Source: WTI crude and natural gas prices from U.S. Energy Information Administration (EIA), and WCS crude prices and Queensland hard coking coal index from Bloomberg.

Overview

Demand for our services is primarily tied to the long-term outlook for crude oil and met coal prices. Other factors that can affect our business and financial results include the general global economic environment and regulatory changes in the U.S., Canada, Australia and in other markets.

Generally, our customers are making multi-billion dollar investments to develop their prospects, which have estimated reserve lives of ten years to in excess of thirty years. Consequently, these investments are dependent on those customers’ longer-term view of commodity demand and prices. Oil sands development and production activity has increased over the past several years and has had a positive impact on our Canadian business. Recent announcements of new and expanded oil sands projects can create the opportunity to extend existing accommodations contracts and incremental contracts for us in Canada. For example, in the third quarter of 2012, we were awarded a ten-year contract in support of future operations personnel working on the Kearl Project, one of the Canadian oil sands potentially largest mining operations. In addition, several major and national oil companies have announced acquisitions and joint ventures to develop oil sands leases or other acquisitions of oil sands exposure that should bode well for future oil sands investment and, as a result, demand for oil sands accommodations. However, given the WCS discount to WTI, several oil sands customers have announced the deferral of new oil sands projects, which could negatively affect our ability to expand our oil sands room count or our occupancy levels in the near term.

We expanded our Australian room capacity in 2012 and 2013 to meet increasing demand, notably in the Bowen Basin in Queensland and in the Gunnedah Basin in New South Wales to support coal production, and in Western Australia to support LNG and other energy-related projects. In early 2013, a confluence of low met coal pricing, additional carbon and mining taxes on our Australian customers and several years of cost inflation caused several of our customers to delay or reduce their growth plans. This has negatively affected our ability to expand our room count and to maintain or increase occupancy levels. It has also caused one of our customers to renegotiate contracts to reduce their forward room commitments beginning in March 2014 in return for termination compensation beginning in March 2014.

Exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and the Australian dollar influence our U.S. reported financial results. Our business has historically derived a vast majority of its revenues and operating income in Canada and Australia. These revenues and profits are translated into U.S. dollars for U.S. GAAP financial reporting purposes. For the year ended December 31, 2012, average U.S. dollar and Canadian and Australian dollar exchange rates were comparable with a less than 1% change over average exchange rates in 2011. However during 2013, particularly at year end, we saw a strengthening U.S. dollar compared to both the Canadian and Australian dollars. During 2013, the Canadian and Australian dollars weakened 7% and 15%, respectively, relative to the U.S. dollar. A strong U.S. dollar is generally viewed positively for our Australian customers as they typically receive U.S. dollar denominated payment for their commodities with expenses denominated in Australian dollars.

While global demand for oil and natural gas are significant factors influencing our business generally, certain other factors also influence our business, such as the pace of worldwide economic growth.

We continue to monitor the global economy, the demand for crude oil, met coal and natural gas and the resultant impact on the capital spending plans and operations of our customers in order to plan our business. Our capital expenditures in 2013 totaled $292 million compared to $314 million in 2012.

Consolidated Results of Operations (in millions)

	Twelve Months Ended December 31,
			Variance 2013 vs. 2012				Variance 2012 vs. 2011
	2013	2012	$	%		2011	$	%

Revenues
Canada	$710.5	$717.2	$(6.7)	(1%	)	$579.9	$137.3	24%
Australia	255.5	276.2	(20.7)	(7%	)	197.1	79.1	40%
United States	75.1	115.5	(40.4)	(35%	)	87.7	27.8	32%
Total	$1,041.1	$1,108.9	$(67.8)	(6%	)	$864.7	$244.2	28%

Cost of sales
Canada	$399.0	$386.9	$12.1	3%		$334.4	$52.5	16%
Australia	96.1	104.6	(8.5)	(8%	)	74.0	30.6	41%
United States	54.5	60.9	(6.4)	(11%	)	48.0	12.9	27%
Total	$549.6	$552.4	$(2.8)	(1%	)	$456.4	$96.0	21%

Gross profit
Canada	$311.5	$330.3	$(18.8)	(6%	)	$245.5	$84.8	35%
Australia	159.4	171.6	(12.2)	(7%	)	123.1	48.5	39%
United States.	20.6	54.6	(34.0)	(62%	)	39.7	14.9	38%
Total	$491.5	$556.5	$(65.0)	(12%	)	$408.3	$148.2	36%

Operating income
Canada	$190.8	$226.4	$(35.6)	(16%	)	$162.3	$64.1	39%
Australia	75.2	99.2	(24.0)	(24%	)	63.2	36.0	57%
United States	(1.9)	31.4	(33.3)	(106%	)	19.6	11.8	60%
Other	(4.6)	(4.1)	(0.5)	12%		(2.9)	(1.2)	41%
Total	$259.5	$352.9	$(93.4)	(26%	)	$242.2	$110.7	46%

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

We reported net income attributable to the Accommodations business for the year ended December 31, 2013 of $181.9 million. This result compares to net income attributable to the Accommodations business of $244.7 million reported for the year ended December 31, 2012, which included a gain of $17.9 million from a favorable contract settlement reported in our U.S. accommodations segment.

Revenues. Revenues decreased $67.8 million, or 6%, in 2013 compared to 2012.

Our Canadian segment reported revenues in 2013 that were $6.7 million, or 1%, lower than those in 2012. The decrease in Canadian accommodations revenue primarily resulted from a 9% reduction in Revenue per Available Room (RevPAR) in our lodges. The RevPAR reduction was due to a 3% weakening of the Canadian dollar relative to the U.S. dollar as well as lower contracted rates at our Wapasu Lodge and modestly reduced occupancy at our Beaver River and Athabasca Lodges. Those declines were partially offset by an 8% increase in the average number of available lodge rooms.

Our Australian segment reported revenues in 2013 that were $20.7 million, or 7%, below 2012. Increased revenue at our Coppabella and Narrabri villages due to room additions as well as contributions from our new Karratha village were offset by lower occupancy at our Middlemount and Calliope villages. Additionally, the exchange rate between the U.S. dollar and Australian dollar resulted in a 7% year over year reduction in revenue. Within Australia, the average number of available rooms increased by 15%, but unfavorable exchange rate movements and reduced occupancy at Calliope and Middlemount contributed to a decrease in RevPAR of 19%.

Our U.S. segment reported revenues in 2013 that were $40.4 million, or 35%, below 2012. The decrease in U.S. accommodations revenue primarily due to lower utilization of our rooms due to a reduced rig count and weather related issues in the Bakken as well as reduced pricing due to high levels of competition . Additionally, 2012 results included $18.3 million in revenue from a favorable contract settlement reported during the first quarter of 2012.

Cost of Sales and Service. Our combined cost of sales decreased $2.8 million, or 1%, in 2013 compared to 2012 primarily due to weaker Canadian and Australian dollars relative to the U.S. dollar and lower manufacturing costs, partially offset by increased room capacity in Canada and Australia. Our gross margin as a percentage of revenues decreased from 50% in 2012 to 47% in 2013 in part due to the favorable contract settlement reported in our U.S. accommodations segment in 2012. Excluding the favorable contract settlement, our gross margin as a percentage of revenues would have been 49% in 2012. The decrease in gross margin as a percentage of revenues from the adjusted 49% in 2012 to 47% in 2013 was primarily due to lower contracted rates in Canada.

Our Canadian segment cost of sales increased $12.1 million, or 3%, in 2013 compared to 2012 due primarily to increased room capacity at Henday and Conklin lodges as well as the start-up of Anzac Lodge. Our Canadian segment gross margin as a percentage of revenues fell from 46% in 2012 to 44% in 2013.

Our Australian segment cost of sales decreased $8.5 million, or 8%, in 2013 compared to 2012 primarily due to a weaker Australian dollar relative to the U.S. dollar and lower occupancy partially offset by an increased room capacity of 15%. Our Australian accommodations segment gross margin as a percentage of revenues was flat at 62% in 2013 compared to 2012.

Our U.S. segment cost of sales decreased $6.4 million, or 11%, in 2013 compared to 2012 primarily due to lower revenues in the segment. Our U.S. accommodations segment gross margin as a percentage of revenues decreased from 47% in 2012, which was heavily influenced by $17.9 million in gross profit due to a favorable contract settlement, to 27% in 2013. Excluding the contract settlement, gross margin in the U.S. would have been 38%. The year over year negative variance is primarily due to lower utilization of our rooms due to a reduced rig count in our regions of operation and weather related issues in the Bakken as well as reduced pricing due to high levels of competition. U.S. accommodations are driven by shorter-term and spot contracts and, therefore, experience more volatility due to commodity price changes.

Selling, General and Administrative Expenses. Selling, general and administrative (SG&A) expense increased $5.4 million, or 8%, in 2013 compared to 2012 primarily due to increased bad debt expense, professional fees, rent and employee-related costs, partially offset by the weakening of the Australian and Canadian dollars relative to the U.S. dollar in 2013 compared to 2012.

Depreciation and Amortization. Depreciation and amortization expense increased $28.2 million, or 20%, in 2013 compared to 2012 primarily due to capital expenditures made in Canadian lodges and Australian villages during 2012 and 2013.

Operating Income. Consolidated operating income decreased $93.4 million, or 26%, in 2013 compared to 2012 primarily due to the favorable contract settlement reported in our U.S. accommodations segment in 2012, the lower RevPAR in Canada, lower occupancy levels in Australia, increased depreciation expense on accommodations assets and lower utilization for our U.S. accommodations assets, partially offset by an increase in average available rooms in 2013 compared to 2012 and a gain of $4.0 million from a reduction in the fair value of a liability associated with contingent acquisition consideration in our U.S. accommodations segment.

Interest Expense and Interest Income. Net interest expense, including interest expense and income to/from affiliates, decreased by $2.3 million, or 9%, in 2013 compared to 2012 primarily due to decreased interest expense on the Canadian dollar-denominated long-term debt with affiliates as a result of the weakening of the Canadian dollar to U.S. dollar exchange rate in 2013 compared to 2012. During the second quarter of 2013, $1.2 million of deferred financing costs, representing the remaining unamortized balance of deferred financing costs associated with our Canadian term loan, was expensed due to its repayment in full. Interest income increased as a result of increased cash balances in interest bearing accounts.

Income Tax Expense. Our income tax provision in 2013 totaled $56.1 million, or 23% of pretax income, compared to income tax expense of $84.3 million, or 26% of pretax income, in 2012. The effective tax rates for the year ended December 31, 2013 and 2012, respectively, are lower than U.S. statutory rates due to a lower proportion of U.S. income which is taxed at higher statutory rates. Statutory corporate, federal tax rates in Canada and Australia were 25% and 30%, respectively, in both 2013 and 2012. The effective tax rate is below the statutory rate due to permanent differences related to the acquisition of our Australian operations.

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

We reported net income for the year ended December 31, 2012 of $244.7 million including a pre-tax gain of $17.9 million from a favorable contract settlement reported in our U.S. accommodations segment. These results compare to net income for the year ended December 31, 2011 of $168.5 million.

We reported revenues in 2012 that were $244.2 million, or 28%, above 2011. The increase in revenue primarily resulted from expanded room capacity in Canada and Australia along with $17.9 million in revenue from a favorable contract settlement reported in our U.S. accommodations segment during the first quarter of 2012. Revenues, average available rooms and RevPAR for our lodges and villages increased 35%, 23% and 10%, respectively, in 2012 compared to 2011.

Revenues. Combined revenues increased $244.2 million, or 28%, in 2012 compared to 2011.

Our Canadian segment reported revenues in 2012 that were $137.3 million, or 24%, above 2011. The increase in revenue primarily resulted from expanded room capacity at our Henday, Wapasu, Beaver River and Athabasca lodges. Average available rooms and RevPAR for our lodges increased 19% and 12%, respectively, in 2012 compared to 2011.

Our Australian segment reported revenues in 2012 that were $79.1 million, or 40%, above 2011. The increase in revenue primarily resulted from expanded room capacity at our Calliope, Coppabella, Dysart and Moranbah villages. Average available rooms and RevPAR for our villages increased 29% and 8%, respectively, in 2012 compared to 2011.

Our U.S. segment reported revenues in 2012 that were $27.8 million, or 32%, above 2011. The increase in accommodations revenue primarily resulted from stronger utilization of our mobile asset fleet along with $18.3 million in revenue from a favorable contract settlement reported during the first quarter of 2012.

Cost of Sales and Service. Our combined cost of sales increased $96.0 million, or 21%, in 2012 compared to 2011. This cost of sales increase was primarily related to the increase in available rooms. Our combined gross margin as a percentage of revenues increased from 47% in 2011 to 50% in 2012 primarily due to a 10% increase in RevPAR for lodges and villages in 2012 compared to 2011. The increase in the RevPAR in 2012 compared to 2011 was primarily due to increased occupancy levels.

Our Canadian segment cost of sales increased $52.5 million, or 16%, in 2012 compared to 2011 primarily due to increased revenues and room capacity at our Henday, Wapasu, Beaver River and Athabasca lodges. Our Canadian segment gross margin as a percentage of revenues increased from 42% in 2011 to 46% in 2012 primarily due to a 12% increase in RevPAR for lodges in 2012 compared to 2011. The increase in the RevPAR in 2012 compared to 2011 was primarily due to increased occupancy levels.

Our Australian accommodations segment cost of sales increased $30.6 million, or 41%, in 2012 compared to 2011 primarily due to increased revenues. Our Australian accommodations segment gross margin as a percentage of revenues stayed constant at 62% from 2011 to 2012 as an 8% increase in RevPAR was offset by cost inflation in 2012 compared to 2011.

Our U.S. accommodations segment cost of sales increased $12.9 million, or 27%, in 2012 compared to 2011 primarily due to increased revenues and increased capacity in our open camp room count. Our U.S. accommodations segment gross margin as a percentage of revenues increased from 45% in 2011 to 47% in 2012 primarily due to a favorable contract settlement in 2012 compared to 2011.

Selling, General and Administrative Expenses. Selling, general and administrative (SG&A) expense increased $9.8 million, or 18%, in 2012 compared to 2011 primarily due to increased employee-related costs related to higher total headcount.

Depreciation and Amortization. Depreciation and amortization expense increased $28.3 million, or 26%, in 2012 compared to 2011 primarily due to capital expenditures made during 2011 and 2012 largely related to investments in our Canadian and Australian lodges and villages.

Operating Income. Consolidated operating income increased $110.7 million, or 46%, in 2012 compared to 2011 primarily as a result of an increase in operating income from our Canadian operations of $64.1 million, or 39%, due to expanded room capacity and higher Australian operating income of $36.0 million, or 57%, along with the favorable contract settlement reported in our U.S. accommodations segment.

Interest Expense and Interest Income. Net interest expense, including interest expense and income to/from affiliates, increased $6.1 million, or 31%, in 2012 compared to 2011 primarily due to increased outstanding debt levels with affiliates. Interest income decreased as a result of lower interest rates, partially offset by increased cash balances in interest bearing accounts.

Income Tax Expense. Our income tax provision for 2012 totaled $84.3 million, or 26% of pretax income, compared to income tax expense of $55.1 million, or 25% of pretax income, for 2011. The effective tax rates for the years ended December 31, 2012 and 2011, respectively, are comparable and are lower than U.S. statutory rates because of lower foreign tax rates. Statutory corporate, federal tax rates in Canada were 25% and 26%, respectively, in 2012 and 2011. The statutory corporate, federal tax rate in Australia was 30% in both 2012 and 2011.

Liquidity and Capital Resources

Our primary liquidity needs are to fund capital expenditures, which in the past have included expanding and improving our accommodations, developing new lodges and villages, purchasing or leasing land under our land banking strategy and for general working capital needs. In addition, capital has been used to repay debt, repay intercompany borrowings and fund strategic business acquisitions. Historically, our primary sources of funds have been cash flow from operations, credit facilities in Australia and Canada and liquidity provided by Oil States.

Cash totaling $337.4 million was provided by operations during the year ended December 31, 2013 compared to cash totaling $432.7 million provided by operations during the year ended December 31, 2012. The decrease in operating cash flow in 2013 compared to 2012 was primarily due to weaker Canadian and Australian dollars relative to the U.S. dollar and lower occupancy levels in the lodges and villages. During the year ended December 31, 2013, changes in working capital used $26.4 million of cash flow compared to $33.0 million generated from working capital for the year ended December 31, 2012. The primary changes in working capital were related to purchases of inventory and a reduction in taxes payable.

Cash was used in investing activities during the years ended December 31, 2013 and 2012 in the amounts of $284.2 million and $305.7 million, respectively. Capital expenditures totaled $291.7 million and $314.0 million during the years ended December 31, 2013 and 2012, respectively. Capital expenditures in both years consisted principally of construction and installation of assets for our lodges and villages primarily in support of Canadian oil sands projects and Australian mining production and development projects.

The table below delineates historical capital expenditures split between development spending on our lodges and villages, land banking spending, mobile and open camp spending and other capital expenditures. We classify capital expenditures for rooms and central facilities at our lodges and villages as development capital expenditures. Land banking spending consists of land acquisition and initial permitting or zoning costs. Other capital expenditures in the table below relate to routine capital spending for support equipment, upgrades to infrastructure at our lodge and village properties and spending related to our manufacturing facilities among other items.

Based on management’s judgment of asset classifications, we believe the following table represents the components of capital expenditures for the years ended December 31, 2013, 2012 and 2011 (in millions):

	Year Ended December 31,
	2013	2012	2011

Development	$101.0	$164.1	$250.3
Land banking	15.4	7.9	4.8
Mobile/open camp	102.4	101.6	48.8
Other	72.9	40.4	44.6
Total capital expenditures	$291.7	$314.0	$348.5

Development spending in 2013 was primarily related to the expansion of the Beaver River and Conklin lodges, and completion of the initial rooms at our Anzac lodge in Canada. In 2013, we also completed the initial phase of construction at Boggabri village in Australia. In addition, we commenced construction of our McClelland Lake lodge in the northern Athabasca oil sands region of Canada. Development capital expenditures in 2012 were primarily related to the expansion of the Athabasca, Henday and Conklin lodges in Canada and the commencement of Anzac lodge, also in Canada. In Australia, we continued the expansion of the Coppabella, Dysart, Moranbah and Narrabri villages, completed construction of the initial stage of the Karratha village and commenced construction on the Boggabri village. Development capital expenditures in 2011 were primarily related to the expansion of Wapasu Creek Lodge and initial construction of the Henday Lodge, both located in Canada. Development spending in Australia, included expansion at the Coppabella, Dysart, Moranbah and Middlemount villages and commencement of the initial construction of the Karratha, Narrabri and Calliope villages.

Open and mobile camp spending in 2013 was primarily related to additions to our Canadian mobile camp assets as well as spending on our Boundary open camp in Estevan, Saskatchewan and open camp locations in Killdeer, North Dakota and Pecos, Texas . Capital spending on mobile camp units and open camps in 2012 was primarily related to additions to our well site and Canadian mobile camp assets as well as our open camp locations in Three Rivers, Texas; Estevan, Saskatchewan; and Red Earth, Alberta. Mobile and open camp spending in 2011 was primarily related to additions to our Canadian mobile camp assets.

We primarily utilize our internal manufacturing capabilities to construct our accommodations properties. We capitalize direct construction, engineering and installation costs and related overhead costs for these assets. In addition, we capitalize interest expense depending on the size and duration of a construction project. Interest expense on the combined statements of income is net of capitalized interest of $0.8 million, $3.5 million and $5.1 million, respectively, for the years ended December 31, 2013, 2012 and 2011. Capitalized interest varies year-to-year due to the level of development spending and debt levels outstanding. We currently expect to spend a total of approximately $325 million to $375 million for capital expenditures during 2014 primarily to expand existing and develop new accommodation assets. We expect to fund these capital expenditures with cash available, internally generated funds and borrowings under our credit facility. The foregoing capital expenditure forecast does not include any funds for strategic acquisitions, which we could pursue depending on the economic environment in our industry and the availability of transactions at prices deemed to be attractive to us.

Net cash of $30.3 million was provided by financing activities during 2013, primarily due to contributions from Oil States and partially offset by the repayment of all amounts outstanding under our Canadian term loan and repayments under our Australian credit facility. Net cash of $1.5 million was provided by financing activities during 2012, primarily as a result of contributions from Oil States , partially offset by repayments on our Canadian term loan and Australian credit facility, payment of financing costs related to the Australian credit facility and the repayment of the remaining outstanding balance of a note with the former owners of Mountain West.

To provide us with additional liquidity following the spin-off, we anticipate that we will enter into a credit facility with availability in Canada, Australia and the U.S and a U.S. term loan facility, as further described below. Borrowings under our credit facility and our term loan facility are expected to fund the anticipated cash distribution of $750.0 million to Oil States at closing as well as for general corporate purposes. We believe that cash on hand, cash flow from operations and available borrowings under our new credit facility will be sufficient to meet our liquidity needs in the coming twelve months. If our plans or assumptions change, or are inaccurate, or if we make further acquisitions, we may need to raise additional capital. Acquisitions have been, and our management believes acquisitions will continue to be, a key element of our business strategy. The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such efforts with proceeds from debt and/or equity issuances. Our ability to obtain capital for additional projects to implement our growth strategy over the longer term will depend upon our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, such additional debt service requirements could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to stockholders.

Credit Facilities and Long Term Debt. We have historically relied on Oil States for financial support and cash management. Following the spin-off, our capital structure and sources of liquidity will change. In connection with the spin-off, we expect to enter into (i) a $650.0 million, 5-year revolving credit facility which is currently expected to be allocated as follows: (A) a $450.0 million senior secured revolving credit facility in favor of Civeo, as borrower, (B) a $100.0 million senior secured revolving credit facility in favor of certain of our Canadian subsidiaries, as borrowers, and (C) a $100.0 million senior secured revolving credit facility in favor of one of our Australian subsidiaries, as borrower and (ii) a $775.0 million, 5-year term loan facility in an amount to be determined up to $775.0 million in favor of Civeo. U.S. Dollar amounts outstanding under the credit facilities are expected to bear interest at a variable rate equal to LIBOR plus a margin of 1.75% to 2.75%, or a base rate plus 0.75% to 1.75%, based on our total leverage, in each case based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). Canadian Dollar amounts outstanding under the credit facilities are expected to bear interest at a variable rate equal to CDOR plus a margin of 1.75% to 2.75%, or a base rate plus a margin of 0.75% to 1.75%, in each case based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). Australian Dollar amounts outstanding under the credit facilities are expected to bear interest at a variable rate equal to BBSY plus a margin of 1.75% to 2.75%, based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). We expect to pay certain customary fees with respect to the credit facility.

We expect that the credit facility will contain customary affirmative and negative covenants that, among other things, will limit or restrict (i) subsidiary indebtedness, liens and fundamental changes to be determined, (ii) asset sales, (iii) margin stock, (iv) specified acquisitions, (v) restrictive agreements, (vi) transactions with affiliates and (vii) investments and other restricted payments, including dividends and other distributions.

Dividends. Our board of directors has approved a dividend policy pursuant to which, following the spin-off, we intend to pay a quarterly dividend in the amount of $0.13 per share, which we intend to commence payment of in the third quarter. However, the amount per share of our dividend payments may be changed in the future without advance notice. In addition, our ability to pay dividends on our common stock is limited by covenants in our credit facilities. Future agreements may also limit our ability to pay dividends, and we may incur incremental taxes in the United States if we repatriate foreign earnings to pay such dividends. See “Dividend Policy,” “Description of Material Indebtedness” and “—Tax Matters.”

Contractual Obligations. The following summarizes our contractual obligations at December 31, 2013, and the effect such obligations are expected to have on our liquidity and cash flow over the next five years (in thousands):

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual cash obligations

Total debt, including capital leases	$335,171	$—	$—	$—	$335,171

Purchase obligations	45,525	45,525	—	—	—
Non-cancelable operating lease obligations	43,233	5,992	10,364	8,148	18,729
Asset retirement obligations - expected cash payments	21,808	591	43	512	20,662
Total contractual cash obligations	$445,737	$52,108	$10,407	$8,660	$374,562

Our debt obligations at December 31, 2013 are included in our combined balance sheet, which is a part of our Combined Financial Statements included in this Form 10. We have not entered into any material leases subsequent to December 31, 2013.

Due to the uncertainty with respect to the timing of future cash flows associated with our uncertain tax positions at December 31, 2013, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities.

Effects of Inflation

Our revenues and results of operations have not been materially impacted by inflation in the past three fiscal years.

Off-Balance Sheet Arrangements

As of December 31, 2013, we had no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Tax Matters

Our primary deferred tax assets at December 31, 2013, are related to deductible goodwill and other intangibles, and our asset retirement obligation.

In the future, we may determine that it is advisable to repatriate foreign earnings from Canada and Australia. Should we do so, we will be subject to incremental taxes in the U.S., thereby increasing our overall effective tax rate.

There are a number of legislative proposals to change the United States tax laws related to multinational corporations.  In Australia, proposed changes to tax laws could negatively impact the deductibility of the interest expense on our intercompany debt. Should these changes take effect, our effective tax rate in Australia would increase. These proposals are in various stages of discussion.  It is not possible at this time to predict how these proposals would impact our business or whether they could result in increased tax costs.

Critical Accounting Policies

Our Combined Financial Statements included in this Form 10 have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, thus impacting our reported results of operations and financial position. The critical accounting policies and estimates described in this section are those that are most important to the depiction of our financial condition and results of operations and the application of which requires management’s most subjective judgments in making estimates about the effect of matters that are inherently uncertain. We describe our significant accounting policies more fully in Note 2 to Audited Combined Financial Statements included in this Form 10.

Accounting for Contingencies

We have contingent liabilities and future claims for which we have made estimates of the amount of the eventual cost to liquidate these liabilities or claims. These liabilities and claims sometimes involve threatened or actual litigation where damages have been quantified and we have made an assessment of our exposure and recorded a provision in our accounts to cover an expected loss. Other claims or liabilities have been estimated based on their fair value or our experience in these matters and, when appropriate, the advice of outside counsel or other outside experts. Upon the ultimate resolution of these uncertainties, our future reported financial results will be impacted by the difference between our estimates and the actual amounts paid to settle a liability. Examples of areas where we have made important estimates of future liabilities include future consideration due sellers as a result of the terms of a business combination, litigation, taxes, interest, insurance claims, contract claims and obligations and asset retirement obligations.

Tangible and Intangible Assets, including Goodwill

Our goodwill totaled $261.0 million, or 12%, of our total assets, as of December 31, 2013. Our other intangible assets totaled $75.7 million, or 4%, of our total assets, as of December 31, 2013. The assessment of impairment of long-lived assets, including intangibles, is conducted whenever changes in the facts and circumstances indicate a loss in value has occurred. Indicators of impairment might include persistent negative economic trends affecting the markets we serve, recurring losses or lowered expectations of future cash flows expected to be generated by our assets. The determination of the amount of impairment would be based on quoted market prices, if available, or upon our judgments as to the future operating cash flows to be generated from these assets throughout their estimated useful lives. Our industry is cyclical and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows and our determination of whether a decline in value of our investment has occurred, can have a significant impact on the carrying value of these assets and, in periods of prolonged down cycles, may result in impairment losses.

We evaluate goodwill for impairment at the reporting unit level. Each segment of the Accommodations business represents a separate reporting unit, and all three of our reporting units have goodwill. We evaluate each reporting unit at least annually or on an interim basis, if an indicator of impairment was determined to occur, as defined in current accounting standards regarding goodwill to assess goodwill for potential impairment. As part of the goodwill impairment analysis, current accounting standards give us the option to first perform a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. If it is determined that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the currently prescribed two-step impairment test is unnecessary. In developing a qualitative assessment to meet the “more-likely-than-not” threshold, each reporting unit with goodwill on its balance sheet is assessed separately and different relevant events and circumstances are evaluated for each unit. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the prescribed two-step impairment test is performed. Current accounting standards also give us the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. In 2013, we chose to bypass the qualitative assessment for all of its reporting units with goodwill remaining and perform the two-step impairment test. In performing the two-step impairment test, we estimate the implied fair value (“IFV”) of each reporting unit and compare the IFV to the carrying value of such unit. Because none of our reporting units has a publically quoted market price, we must determine the value that willing buyers and sellers would place on the reporting unit through a routine sale process (a Level 3 fair value measurement). In our analysis, we target an IFV that represents the value that would be placed on the reporting unit by market participants, and value the reporting unit based on historical and projected results throughout a cycle, not the value of the reporting unit based on trough or peak earnings. We utilize, depending on circumstances, trading multiples analyses, discounted projected cash flow calculations with estimated terminal values and acquisition comparables to estimate the IFV. The IFV of our reporting units is affected by future oil, coal and natural gas prices, anticipated spending by our customers, and the cost of capital. If the carrying amount of a reporting unit exceeds its IFV, goodwill is considered to be potentially impaired and additional analysis in accordance with current accounting standards is conducted to determine the amount of impairment, if any. In 2013, our quantitative assessment indicated that the fair value of each of our reporting units is greater than its carrying amount.

Revenue and Cost Recognition

Revenues are recognized based on a periodic (usually daily), or room rate or when the services are rendered. Revenues are recognized in the period in which services are provided pursuant to the terms of Accommodations’ contractual relationships with its customers. In some contracts, the rate or committed room numbers may vary over the contract term. In these cases, revenue may be deferred and recognized on a straight-line basis over the contract term. Revenue from the sale of products, not accounted for utilizing the percentage-of-completion method, is recognized when delivery to and acceptance by the customer has occurred, when title and all significant risks of ownership have passed to the customer, collectability is probable and pricing is fixed and determinable. Our product sales terms do not include significant post-delivery obligations. For significant projects, revenues are recognized under the percentage-of-completion method, measured by the percentage of costs incurred to date compared to estimated total costs for each contract (cost-to-cost method). Billings on such contracts in excess of costs incurred and estimated profits are classified as deferred revenue. Costs incurred and estimated profits in excess of billings on percentage-of-completion contracts are recognized as unbilled receivables. Management believes this method is the most appropriate measure of progress on large contracts. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Factors that may affect future project costs and margins include weather, production efficiencies, availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of Accommodations’ estimates and materially impact Accommodations’ future reported earnings. Revenues exclude taxes assessed based on revenues such as sales or value added taxes.

Cost of services includes labor, food, utilities, cleaning supplies and other costs associated with operating the accommodations facilities. Cost of goods sold includes all direct material and labor costs and those costs related to contract performance, such as indirect labor, supplies, tools and repairs. Selling, general, and administrative costs are charged to expense as incurred.

Valuation Allowances

Our valuation allowances, especially related to potential bad debts in accounts receivable involve reviews of underlying details of these assets and known trends in the marketplace. If market conditions are less favorable than those projected by management, or if our historical experience is materially different from future experience, additional allowances may be required.

Estimation of Useful Lives

The selection of the useful lives of many of our assets requires the judgments of our operating personnel as to the length of these useful lives. Our judgment in this area is influenced by our historical experience in operating our assets, technological developments and expectations of future demand for the assets. Should our estimates be too long or short, we might eventually report a disproportionate number of losses or gains upon disposition or retirement of our long-lived assets. We believe our estimates of useful lives are appropriate.

Stock-Based Compensation

Our historic stock-based compensation is based on participating in the Oil States 2001 Equity Participation Plan (Plan). Our disclosures reflect only our employees’ participation in the Plan. Since the adoption of the accounting standards regarding share-based payments, we are required to estimate the fair value of stock compensation made pursuant to awards under the Plan. An initial estimate of the fair value of each stock option or restricted stock award determines the amount of stock compensation expense we will recognize in the future. To estimate the value of stock option awards under the Plan, we have selected a fair value calculation model. We have chosen the Black Scholes Merton “closed form” model to value stock options awarded under the Plan. We have chosen this model because our option awards have been made under straightforward vesting terms, option prices and option lives. Utilizing the Black Scholes Merton model requires us to estimate the length of time options will remain outstanding, a risk free interest rate for the estimated period options are assumed to be outstanding, forfeiture rates, future dividends and the volatility of our common stock. All of these assumptions affect the amount and timing of future stock compensation expense recognition. We will continually monitor our actual experience and change assumptions for future awards as we consider appropriate.

Income Taxes

We follow the liability method of accounting for income taxes in accordance with current accounting standards regarding the accounting for income taxes. Under this method, deferred income taxes are recorded based upon the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect at the time the underlying assets or liabilities are recovered or settled.

When our earnings from foreign subsidiaries are considered to be indefinitely reinvested, no provision for U.S. income taxes is made for these earnings. If any of the subsidiaries have a distribution of earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

In accordance with current accounting standards, we record a valuation allowance in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized. Management will continue to evaluate the appropriateness of the valuation allowance in the future based upon our operating results.

In accounting for income taxes, we are required by the provisions of current accounting standards regarding the accounting for uncertainty in income taxes, to estimate a liability for future income taxes. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

Our results have been reported in the consolidated tax return of Oil States. We have determined our U.S. income taxes in the combined financial statements by assuming our results are excluded from the consolidated return and then comparing consolidated taxable income and taxes due with and then without our results. Canadian and Australian taxes are based on actual tax returns filed by our foreign subsidiaries.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the “FASB”), which are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s consolidated financial statements upon adoption.

BUSINESS

Our Company

We are currently a wholly owned subsidiary of Oil States. Following the spin-off, we will be an independent, publicly traded company without any retained ownership by Oil States. Our assets and operations consist of the existing accommodations business of Oil States in its financial statements.

We are one of the largest integrated providers of long-term and temporary remote site accommodations, logistics and facility management services to the natural resource industry. We operate in some of the world’s most active oil, coal, natural gas and iron ore producing regions, including Canada, Australia and the United States. We have established a leadership position in providing a fully integrated service offering to our customers, which include major and independent oil and natural gas companies, mining companies and oilfield and mining service companies. Our Develop, Own and Operate model allows our customers to focus their efforts and resources on their core development and production businesses.

Our scalable modular facilities provide workforce accommodations where, in many cases, traditional infrastructure is not accessible, sufficient or cost effective. Our services allow for efficient development and production of resources found in locations far away from large communities. We believe that many of the more recently discovered mineral deposits and hydrocarbon reservoirs are in remote locations. We support these facilities by providing lodging, catering and food services, housekeeping, recreation facilities, laundry and facilities management, as well as water and wastewater treatment, power generation, communications and personnel logistics where required. Our premium accommodations services allow our customers to outsource their accommodations needs to a single supplier, maintaining employee welfare and satisfaction while focusing their investment on their core resource production efforts. Our primary focus is on providing premium accommodations to leading natural resource companies at our major properties, which we refer to as lodges in Canada and villages in Australia. We have seventeen lodges and villages in operation, with an aggregate of more than 20,000 rooms. Additionally, in the United States and Canada we have eleven smaller open camp properties as well as a fleet of mobile accommodation assets. In the year ended December 31, 2013, we generated $1.0 billion in revenue and $259.5 million in operating income.

We have long-standing relationships with many of our customers, many of whom are large investment grade energy and mining companies. This customer profile provides us with a stable and recurring revenue base.

Demand for our accommodations services generally originates from our customers’ projects which can be segmented into two phases: (1) the development or construction phase and (2) the operations and production phase. Initial demand for our services is primarily driven by our customers’ capital spending programs related to the construction and development of oil sands projects, mines and other resource developments including associated resource delineation and infrastructure. Long term demand for our services is driven by the operations of the producing projects and mines including operating and production activities, sustaining and maintenance capital spending, the drilling and completion of steam-assisted gravity drainage (SAGD) wells and long-term development of related infrastructure. Industry capital spending programs are generally based on the long-term outlook for commodity prices, economic growth and estimates of resource production. We concentrate our efforts on serving customer operations with long-duration production horizons that we think will generate strong returns on our deployed capital.

For the year ended December 31, 2013, we generated $1.0 billion in revenues and $259.5 million in operating income. For the year ended December 31, 2012, we generated $1.1 billion in revenues and $352.9 million in operating income. The majority of our operations, assets and income are derived from lodge and village facilities which are generally contracted by our customers on a take-or-pay basis over multi-year periods. These facilities are most similar in operation to multi-family real estate assets or lodging properties and generate more than 75% of our revenue. Important performance metrics include average available rooms, revenue related to our major properties and RevPAR. “Other Revenue,” shown below, consists of our revenue related to our open camp facilities and mobile fleet as well as third party sales related to our manufacturing division. The chart below summarizes these key statistics for the periods presented in this information statement.

	Twelve Months Ended December 31,
	2013	2012	2011
	(In millions, except for average available lodges/villages rooms and RevPAR)
Lodge/Village Revenue (1)
Canada	$548.7	$550.2	$413.3
Australia	255.5	273.7	196.4
Total Lodge/Village Revenue	$804.2	$823.9	$609.7

Mobile and Open Camp Revenue
Canada	$161.8	$167.0	$166.5
Australia	—	2.5	0.8
United States	75.1	115.5	87.7
Total Mobile and Open Camp Revenue	$236.9	$285.0	$255.0
Total Revenue	$1,041.1	$1,108.9	$864.7

Average Available Lodge/Village Rooms (2)
Canada	11,541	10,660	8,985
Australia	8,925	7,761	6,012
Total Lodge/Village Rooms	20,466	18,421	14,997

RevPAR for Lodges and Villages
Canada	$130	$141	$126
Australia	78	97	90
Total RevPAR for Lodges and Villages	$108	$123	$111

Occupancy in Lodges and Villages (3)
Canada	92%	93%	81%
Australia	83%	93%	96%
Total Occupancy in Lodges and Villages	87%	93%	88%

Average Exchange Rate
Canadian dollar to US dollar	$0.9711	$1.0006	$1.0117
Australian dollar to US dollar	0.9650	1.0359	1.0324

(1)	Includes revenue related to rooms as well as the fees associated with catering, laundry and other services including facilities management.
(2)	Average available rooms include rooms that are utilized for our personnel.
(3)	Occupancy represents total billed days divided by rentable days. Rentable days excludes staff rooms and out of service rooms.

We have grown our average available room count by 196% since 2010 through our acquisition of The MAC as well as a disciplined capital expenditure program. Over the same period, we have more than doubled our revenue related to major villages and lodges.

Our Competitive Strengths

Develop, Own, Operate model with solutions that span the lifecycle of the customers’ projects

We employ a Develop, Own, Operate business model, offering an integrated solution to our customers’ workforce accommodations needs. We identify and acquire sites through purchase or long-term lease and then arrange for necessary permits for development. We also engineer, design, construct, install and operate full service, scalable facilities. This comprehensive service offering enables our customers to focus on their core competency – the exploration and development of natural resources – and consequently allocate their operational resources and financial capital more efficiently. In return for outsourcing their accommodations needs, our customers benefit from efficient operations and consistent service delivery with greater cost and quality control. Housing personnel and contractors is not a significant project or operating expense for our customers, nor is it their expertise. However, accommodations availability and quality are material factors impacting our customers’ project timing and success. The quality of accommodations is critical to the attraction, retention and productivity of our customers’ workforce because skilled employees are generally in relatively limited supply in the regions where we operate. Our Develop, Own, Operate model provides accountability and a single-source counterparty that we believe is valued by our customers.

Using our Develop, Own, Operate business model, we provide accommodations solutions which span the lifecycle of customer projects from the initial exploration and resource delineation to long term production. Initially, as customers assess the resource potential and determine how they will develop it, they typically need accommodations for a limited number of employees for an uncertain duration of time. Our fleet of mobile accommodation assets is well-suited to support this initial exploratory stage as customers evaluate their development and construction plans. As development of the resource begins, we are able to serve their needs through either our open camp model or through our scalable lodge or village model. As projects grow and headcount needs increase, we are able to scale our facility size to meet our customers’ growing needs. By providing infrastructure early in the project lifecycle, we are well positioned to continue to service our customers throughout the production phase, which typically lasts decades.

Reputation and experience

Without a track-record of relevant operating success in a region, customers are reluctant to award accommodations contracts to unproven counterparties. We believe that our reputation and proven ability to build and operate premium accommodations offer a competitive advantage in securing new contracts. Through a predecessor, we initially entered the large scale, premium workforce accommodation market through a 2,100 bed facility that we built and sold to Syncrude in 1990 and operated and managed for them for nearly twenty years. Our initial investment in large scale owned and operated accommodations in the oil sands in Canada came with the establishment of our PTI Lodge in 1998 and through our predecessor in Australia with our Moranbah Village in 1996. Since making those initial investments, our product and service offering has evolved as our customers’ needs have changed. Accommodations are critical to our customers’ projects; without timely availability and quality of accommodations, their projects may not start as expected or may not be able to attract and retain qualified and sufficient labor. We believe our track-record of meeting deadlines and delivering a high level of service aids in the establishment and operation of many projects and allow us to minimize risk for our customers. In Canada, we received Shell’s Vendor of the Year award in 2010 as well as the Award of Distinction for Aboriginal Affairs from the Premier of Alberta in 2011. In 2013, our Australian operations received the prestigious Australian Business Award for Service Excellence.

High quality asset base in areas with long term visibility creates a more stable revenue base

We have built a network of high quality accommodations assets that are generally placed near long-lived resource assets – primarily metallurgical coal mines in the Bowen Basin of Australia, oil sands recovery projects in Alberta, Canada and oil and gas shale resources in the U.S. These reserves generally have long-term development horizons that we believe provide us with a long term opportunity for occupancy in our lodges and villages. Many of our guests are working on resource assets that have expected 30-40 year production lives, although production levels, and thus our occupancy, may fluctuate during these periods as commodity prices vary. Many of our accommodations are strategically located near concentrations of large resource projects, allowing multiple customers to access our sites and share accommodations costs that would otherwise be borne by each project individually.

We offer premium services with comfortable, high quality rooms complemented by comprehensive infrastructure and supporting services. Our services include laundry, power generation, water and wastewater treatment as well as a growing expertise in personnel logistics, allowing our customers to focus on resource development. These premium facilities and services are targeted towards the larger, more stable resource companies and their contractors. We are well positioned to serve multi-year resource developments, providing, for our industry, longer-term visibility and stability to our operations. We seek a customer base that typically contracts for accommodations services under two to five year, take-or-pay contracts, providing more stable revenues. In addition, the costs to many of our customers of switching providers are high due to the long lead times required to acquire land and subsequently develop supporting accommodations facilities. We believe this strategy helps reduce investment and customer concentration risks, enhancing revenue visibility and stability.

Land banking focus with a pipeline of approved developments

We believe that there are benefits created by investing early in land in order to gain the strategic, early mover advantage in an emerging region or resource play. The initial component of our Develop, Own, Operate business model is site selection and permitting. Our business development team actively assesses regions of potential future customer demand and pursues land acquisition and permitting, a process we describe as “land banking.” We believe that having the first available accommodations solution in a new market allows us to win contracts from customers and gives us an early mover advantage as competitors may be less willing to speculatively build large-scale accommodation facilities without firm customer commitments.

We currently operate in a total of twenty-eight locations, which includes seven lodges, ten villages and eleven open camps across Australia, Canada and the U.S., several of which have the capacity for further expansion if market and customer demands grow and if we obtain appropriate permitting and other regulatory approvals. In some of these locations, we have already secured additional land to expand our operational footprint if needed. Our financial strength allows us to make these investments which we believe is a competitive advantage. We have a pipeline of five undeveloped sites that have received the necessary permitting and regulatory approvals. We believe this will allow us to respond promptly to future room demand in emerging regions.

Significant operational and financial scale

Natural resources projects in the Canadian oil sands region and Australian mining regions are typically large in scope and scale; oftentimes costing several billion dollars, and have significant requirements for equipment and labor. Service providers, particularly outsourced accommodations providers, in this sector must have significant operational and financial scale and resources to adequately serve these sizable developments. With cash flow from existing facilities coupled with our solid financial structure, we are capable and willing to invest further to support customer growth plans. As a result of our significant investments made over the last four years, we have more than doubled our accommodations revenues to $1.0 billion in 2013. We are one of the largest global providers of accommodations services. We have spent $1.2 billion for capital expenditures in North America since Oil States’ IPO in 2001 and $375.8 million in Australia since our acquisition of The MAC in 2010. Our largest lodge, Wapasu Creek Lodge, has over 5,100 rooms which we believe is the second largest lodging property in North America, in terms of rooms, second only to a hotel in Las Vegas. With our proven operational track record, substantial installed base and strong balance sheet, we are able to clearly demonstrate to customers that we have the willingness to invest and have the scale to deliver premium services on their most substantial projects, reducing their project timing and counterparty risks.

Our Business Strategy

Pursue growth in existing markets through existing and undeveloped locations

We believe that we have considerable growth opportunities in our existing markets through our portfolio of permitted, undeveloped locations. We also have permitted expansion capability in some of our current operating lodges and villages. The permits associated with land banked undeveloped locations and existing locations allow for the development of up to approximately16,000 additional lodge and village rooms over time, which represents a potential increase of more than 75% over the 20,857 rooms in operation as of December 31, 2013. For the three years ended December 31, 2013, we have invested $28.2 million on land banking. However, we are under no obligation to develop these sites and cannot provide any assurance that these locations will be developed. See “Risk Factors – Our land banking strategy may not be successful.” With our integrated business model, this pipeline of permitted developments provides us with the ability to respond quickly to customer project approvals and be an early mover in regions with emerging accommodation demand.

We will continue to be proactive in securing land access and permits for future locations, so that we are prepared to be an early mover in identified growth regions. When a market opportunity is identified, we secure an appropriate block of land, either through acquisitions or leases, with appropriate zoning, near high quality reserves and/or near prospective customer locations. This strategy requires us to carefully evaluate potential future demand opportunities, oftentimes several years in advance of the specific market opportunity due to the lead time required for development approvals and land development. We believe that our scale and financial position provides us with advantages in pursuing this strategy. Our existing land holdings comprise assets that expand our capacity in some of our base markets as well as properties that extend the reach of our offering.

Capital discipline based on returns focused investment and flexible financial structure

We take a thoughtful, measured, disciplined and patient approach to our investments. Our land banking strategy creates a relatively inexpensive option to develop a property in the future. Our scalable facility design then allows us to match the pace of our investments to demand growth. For example, our Wapasu Creek Lodge opened in 2007 with 589 rooms. As activity in the area expanded, we were able to build further stages such that Wapasu now comprises 5,174 rooms with three central core facilities. We believe that we have an incumbency advantage to extend our contracts after the initial term due to our premium services and long lead times for site development and permitting.

Our substantial base of operations and cash flow coupled with our strong balance sheet will allow us to pursue and execute our strategic growth plan while maintaining a suitable leverage profile given the contract profile of our existing operations. We believe that our financial strength makes us a more attractive counterparty for the largest natural resource companies. Our capital base allows us to undertake large projects, often involving long lead times, and commit capital throughout industry cycles.

Selectively pursue acquisition opportunities

We actively pursue accretive acquisitions in market sectors where we believe such acquisitions can enhance and expand our business. We believe that we can expand existing services and broaden our geographic footprint through strategic acquisitions. These acquisitions also allow us to generate incremental revenues from existing and new customers and obtain greater market share.

We employ a buy and build strategy for acquisitions. We purchase cash flow producing assets in complementary markets and grow those assets organically. The acquisition of The MAC in December 2010 is an example of our buy and build strategy. We viewed the Australia accommodations market as an attractive market with a similar economic and political profile to our Canadian business. At the date of acquisition, The MAC had 5,210 rooms. We have since grown the room count by 78% through the addition of 4,052 rooms while adding four villages to that portfolio.

Pursue growth into new segments and sectors

We believe that our knowledge of developing and operating premium, integrated accommodations services may translate to new sector opportunities, potentially including military and student housing, emergency lodging services and construction support, among others. We have historically focused on the natural resources end markets, but we believe that there continues to be strong, stable demand in certain non-energy markets, typically characterized by long-tenured projects, with some in remote locations.

Additionally, we have opportunities to provide additional personnel related services to our existing customer base. As a trusted partner on issues related to people and as an expert in remote workforce logistics, we are assessing the opportunity to manage or assist in the logistics of our guests’ journey from home to our properties to work and back home, including reservations management, flight centers and bus terminals. We believe that the spin-off will enhance our ability to enter new sectors and expand our logistical services to the customer.

Our History

Our Canadian operations, founded in 1977, began by providing modular rental housing to energy customers, primarily supporting drilling rig crews. Over the next decade, the business acquired a catering operation and a manufacturing facility, enabling it to provide a more integrated service offering. Through our experience in building and managing Syncrude’s Mildred Lake Village beginning in 1990, we recognized a need for a premium, and more permanent, solution for workforce accommodations in the oil sands region. Pursuing this strategy, we opened PTI Lodge in 1998, one of the first independent lodging facilities in the region.

With an integrated business model, we are able to identify, solve and implement solutions and services that enhance the guests’ accommodations experience and reduce the customer’s total cost of remote housing. Through our experiences and integrated model, our accommodation services have evolved to include fitness centers, water and wastewater treatment, laundry service and many other advancements. As our experience in the region grew, we were the first to introduce to the Canadian oil sands market suite-style accommodations for middle and upper level management working in the oil sands region with our Beaver River Executive Lodge in 2005. Since then we have continued to innovate our service offering to meet our customers’ growing and evolving needs. From that entrepreneurial beginning, we have developed into Canada’s largest third-party provider of premium accommodations in the oil sands region.

Today, in addition to providing accommodations services, we endeavor to support customers’ logistical efforts in managing the movement of large numbers of personnel efficiently. At our Wapasu Creek location, we have introduced services that improve the customer’s efficiency in transporting personnel to the mine site on a daily basis as well as the efficiency in rotating personnel when crews change. These logistical services have generated material cost efficiencies for our customer.

Beginning with our acquisition of The MAC Services Group in December 2010, we support the Australian natural resources industry through ten villages located in Queensland, New South Wales and Western Australia. Like Canada, The MAC has a long-history of accommodating customers in remote regions beginning with its initial Moranbah Village in 1996, and has grown to become Australia’s largest integrated, provider of accommodations services for people working in remote locations.  The MAC was the first to introduce resort style accommodations to the mining sector, adding landscaping, outdoor kitchens, pools, fitness centers and, in some cases, taverns. In all our operating regions our business is built on a culture of continual service improvement to enhance the guest experience and reduce customer remote housing costs.

We take an active role in minimizing our environmental impact of our operations through a number of sustainable initiatives. Our off-site building manufacturing process allows us to minimize waste that arises from the construction process. We also have a focus on water conservation and utilize alternative water supply options such as recycling and rainwater collection and use. By building infrastructure such as waste-water treatment and water treatment facilities to recycle grey and black water on some of our sites, we are able to gain cost efficiencies as well as reduce the use of trucks related to water and wastewater hauling, which in turn, reduces our carbon footprint. In our Australian villages, we utilize passive solar design principles and smart switching systems to reduce the need for electricity related to heating and cooling.

Our Industry

We provide services for the oil and gas and mining industries. Our scalable modular facilities provide long-term and temporary work force accommodations where traditional infrastructure is often not accessible, sufficient or cost effective.  Once facilities are deployed in the field, we also provide catering and food services, housekeeping, laundry, facility management, water and wastewater treatment, power generation, communications and personnel logistics. Demand for our services is cyclical and substantially dependent upon activity levels, particularly our customers’ willingness to spend capital on the exploration for, development and production of oil, coal, natural gas and other resource reserves.  Our customers’ spending plans are generally based on their view of commodity supply and demand dynamics as well as the outlook for near-term and long-term commodity prices.  As a result, the demand for our services is highly sensitive to current and expected commodity prices.

We serve multiple projects and multiple customers at most of our sites, which allows those customers to share the costs associated with their peak construction accommodations needs. As projects shift from construction-related activities and into production activities, project headcounts reduce and our facilities provide customers with cost efficiencies as they are able to share the costs of accommodations related infrastructure (power, water, sewer and IT) and central dining and recreation facilities with other customers operating projects in the same vicinity.

Our business is significantly influenced by the level of production of oil sands deposits in Alberta, Canada, activity levels in support of natural resources production in Australia and oil and gas production in Canada and the United States.   Our two major drivers are activity related to oil sands production in Western Canada and metallurgical coal production in Australia’s Bowen Basin.

Historically, oil sands developers and Australian mining companies built, owned and in some cases operated the accommodations necessary to house their personnel in these remote regions because local labor and third-party owned rooms were not available. Over the past twenty years and increasingly over the past ten years, customers have moved away from the insourcing business model recognizing that accommodations are non-core investments for their business.

Civeo is one of the few accommodations providers that service the entire value chain from site identification to long-term facility management. We believe that our existing industry divides accommodations into three primary types: lodges and villages, open camps and mobile assets. Civeo is principally focused on lodges and villages. Lodges and villages typically contain a larger number of rooms and require more time and capital to develop. These facilities typically have dining areas, meeting rooms, recreational facilities, pubs and landscaped grounds where weather permits. Lodges and villages are generally built supported by multi-year, take-or-pay contracts. These facilities are designed to serve the long-term needs of customers in constructing and operating their resource developments. Open camps are usually smaller in number of rooms and typically serve customers on a spot or short-term basis. They are “open” for any customer who needs lodging services. Finally, mobile camps are designed to follow customers and can be deployed rapidly to scale. They are often used to support conventional and in-situ drilling crews as well as pipeline and seismic crews and are contracted on a well-by-well or short term basis. Oftentimes, customers will initially require mobile accommodations as they evaluate or initially develop a field or mine. Open camps may best serve smaller operations or the needs of customers as they expand in a region. These open camps can also serve as an initial, small foothold in a region until the demand for a full-scale lodge or village is required.

The accommodations market is segmented into competitors that serve components of the overall value chain, but has very few integrated providers. We estimate that customer-owned rooms represent over 50% of the market. Engineering firms such as Bechtel, Fluor and ColtAmec will design accommodations facilities. Many public and private firms, such as ATCO, Britco and Horizon North, will build the modular accommodations for sale. Horizon North, Black Diamond, ATCO and Algeco Scotsman will primarily own and lease the units to customers and in some cases provide facility management services, usually on a shorter-term basis with a more limited number of rooms, similar to our open camp and mobile fleet business. Facility service companies, such as Aramark, Sodexo or Compass Group, typically do not invest in and own the accommodations assets, but will manage third-party or customer-owned facilities. We believe the integrated model provides value to our customers by reducing project timing and counterparty risks. In addition with our holistic approach to accommodations, we are able to identify efficiency opportunities for the customers and execute them. With our focus on large-scale lodges and villages, our business model is most similar to a developer of multi-family properties, such as Camden or Post, or a developer of lodging properties who is also an owner operator, such as Hyatt or Starwood.

Canada

Overview

During the year ended December 31, 2013, we generated approximately 68% of our revenue and 74% of our operating income from our Canadian operations.  We are Canada’s largest integrated provider of accommodations services for people working in remote locations.  We provide our accommodation services through lodges, open camps and mobile assets. Our accommodations support workforces in the Canadian oil sands and in a variety of oil and natural gas drilling, mining and related natural resource applications as well as disaster relief efforts.

Canadian Market

Our accommodations business has grown in recent years in large part due to the increasing demand for accommodations to support workers in the oil sands region of Canada.  Demand for oil sands accommodations is primarily influenced by the longer-term outlook for crude oil prices rather than current energy prices, given the multi-year production phase of oil sands projects and the costs associated with development of such large scale projects.  Utilization of our existing Canadian capacity and our future expansions will largely depend on continued oil sands spending.

The Athabasca oil sands are located in northern Alberta, an area that is very remote with a limited local labor supply. Of Canada’s 33.5 million residents, nearly half of the population lives in ten cities, only 10% of the population lives in Alberta and less than 1% live within 100 km of the oil sands. The local municipalities, of which Fort McMurray is the largest, have grown rapidly over the last decade stressing their infrastructure and are challenged to respond to large-scale changes in demand. As such, the workforce accommodations market provides a cost effective solution to the problem of staffing large oil sands projects by sourcing labor throughout Canada to work on a rotational basis.

Activity in the Athabasca oil sands region generated over three-fourths of our Canadian revenue in 2013. The oil sands region of northern Alberta continues to represent one of the world’s largest, long term growth areas for oil production. Our Wapasu, Athabasca, Henday and Beaver River Lodges are focused on the northern region of the Athabasca oil sands, where customers primarily utilize surface mining to extract the bitumen, or oil sands. Oil sands mining operations are characterized by large capital requirements, large reserves, large personnel requirements, very low exploration or reserve risk and relatively lower cash operating costs per barrel of bitumen produced. Our Conklin and Anzac lodges as well as a portion of our mobile fleet of assets are focused in the southern portion of the region where we primarily serve in situ operations and pipeline expansion activity. In situ methods are used on reserves that are too deep for traditional mining methods. In situ technology typically injects steam to the deep oil sands in place to separate the bitumen from the sand and pumps it to the surface where it undergoes the same upgrading treatment as the mined bitumen. Reserves requiring in situ techniques of extraction represent 80% of the established recoverable reserves in Alberta. In situ operations generally require less capital and personnel and produce lower volumes of bitumen per development, with higher ongoing operating expense per barrel of bitumen produced.

In February 2014, Oil States announced that our Canadian segment had begun construction on McClelland Lake Lodge in the northern Athabasca oil sands. The lodge will have an initial capacity of 1,561 rooms and the potential to reach 1,997 rooms. We plan to open the lodge in the summer of 2014 and reach our full initial capacity in the fourth quarter of 2014. McClelland Lake Lodge will initially support a new oil sands mining project in the region under a three-year contract for the majority of the rentable rooms.

Canadian Services

Rooms in our Canadian Lodges

		Extraction	As of December 31,
Lodges	Region	Technique	2013	2012	2011

Wapasu	N. Athabasca	mining	5,174	5,174	5,174
Henday	N. Athabasca	mining/in situ	1,698	1,698	1,120
Athabasca	N. Athabasca	mining	1,557	1,877	1,776
Beaver River	N. Athabasca	mining	1,094	876	732
Conklin	S. Athabasca	mining/in situ	1,036	948	584
Anzac	S. Athabasca	in situ	526	—	—
Lakeside	N. Athabasca	mining	510	510	510
Total Rooms			11,595	11,083	9,896

Our oil sands lodges support construction and operating personnel for maintenance and expansionary projects as well as ongoing operations associated with surface mining and in situ oil sands projects generally under medium-term contracts (two to three years).   All of our lodge properties are located on land with leases obtained from the province of Alberta with initial terms of ten years. Our leases have expiration dates that range from 2015 to 2026. Currently, only 33% of our Canadian lodge rooms are on land with leases expiring prior to December 31, 2017. Thus far, we have successfully renewed or extended all expiring land leases and expect we will be able to in the future. We provide a full service hospitality function at our lodges including reservation management, check in and check out, catering, housekeeping and facilities management. Our lodge guests receive the amenity level of a full-service hotel plus three meals a day. Since mid-year 2006, we have installed over 11,000 rooms in our lodge properties supporting oil sands activities in northern Alberta.  Our growth plan for this part of our business includes the expansion of these properties where we believe there is durable long-term demand.   During 2013, we added 512 rooms (net of retirements) to our major oil sands lodges.  Our Wapasu Creek Lodge is equivalent in size to the largest hotels in North America.

Over 75% of our Canadian revenue in 2013 was generated by our seven major lodges. We provide our lodge services on a day rate or monthly rental basis and our customers typically commit for medium to long term contracts (from 6 months up to 10 years). Customers make a minimum nightly or monthly room commitment for the term of the contract, and the multi-year contracts provide for inflationary escalations in rates for increased food, labor and utilities costs.

Open Camps

In addition to our oil sands lodges, we have seven open camps in Alberta, British Columbia, Saskatchewan and Manitoba. The major differentiator between lodges and open camps is the size of the facility. Open camps are generally smaller facilities that provide a level of amenity similar to that of one of our larger lodges including quality accommodation and food services, satellite television, fitness facilities and on-site laundry. We own the land where all of our open camp assets are located except for Waskada and Redvers, which are on leased land. We are currently working to renew these leases, which expire in 2014. Open camps are typically utilized for exploratory, seasonal or short term projects. Therefore, customer commitments for open camps tend to be shorter in initial duration (six to eighteen months). Open camps may be operational for twelve months or several years or transition into lodges depending on customer demand. Over time, room counts may fluctuate up or down depending on demand in the region. If the demand in a region decreases, open camps can be relocated to areas of greater activity. We provide accommodation services at our open camps on a day rate basis. Open camp revenue comprises a portion of “Other Revenue” in our Canadian segment.

Our Alberta open camps service the Athabasca and Peace River oil sands as well as conventional and shale play oil and gas developments and infrastructure expansions. Mariana Lake Lodge provides seasonal accommodation to the pipeline construction industry as well as workforces related to in situ projects in the southern portion of the Athabasca oil sands. Our Redvers Lodge in Saskatchewan and Waskada Lodge in Manitoba service the Canadian area of the Bakken Shale, a prolific shale basin spanning the US and Canadian borders. Geetla Lodge services the Horn River Basin in British Columbia. Our newest open camp, Boundary Lodge, which opened in August 2013, serves customers in the Bakken Shale.

Rooms in our Canadian Open Camps

		As of December 31,
Open Camps	Province	2013	2012	2011
Mariana Lake	Alberta	486	478	478
Boundary	Saskatchewan	346	—	—
Waskada	Manitoba	196	196	196
Red Earth	Alberta	114	92	0
Redvers	Saskatchewan	102	102	77
Geetla	British Columbia	81	135	136
Christina Lake	Alberta	65	10	72
Total Rooms		1,390	1,013	959

Mobile Fleet

Our mobile fleet consists of modular, skid-mounted accommodations and central facilities that can be configured to quickly serve a multitude of short to medium term accommodation needs. The dormitory, kitchen and ancillary assets can be rapidly mobilized and demobilized and are scalable to support 200 to 800 people in a single location. In addition to the asset rental we provide catering, cleaning and housekeeping as well as camp management services, including fresh water and sewage hauling services. Our mobile fleet services the traditional oil and gas sector in Alberta and British Columbia and in situ oil sands drilling and development operations in Alberta as well as pipeline construction crews throughout Canada. The assets have also been used in the past in disaster relief efforts, the Vancouver Olympic Games and a variety of other non-energy related projects.

Our mobile fleet assets are rented on a per unit basis based on the number of days that a customer utilizes the asset. In cases where we provide catering or ancillary services, the contract can provide for per unit pricing or cost-plus pricing. Customers are also typically responsible for mobilization and demobilization costs. Mobile fleet revenue comprises a portion of “Other Revenue” in our Canadian segment.

Australia

Overview

During the year ended December 31, 2013, we generated 25% of our revenue and 29% of our operating income from our Australian operations.  As of December 31, 2013, we had 9,262 rooms across ten villages of which 7,506 rooms service the Bowen Basin region of Queensland, one of the premier metallurgical coal basins in the world. We provide accommodation services on a day rate basis to mining and related service companies (including construction contractors) under medium-term contracts (three to five years) with minimum nightly room commitments. During 2013, we added 644 rooms to our Australian villages. In the third quarter of 2013, we opened our new Boggabri Village, consisting of 508 rooms, to serve the Gunnedah Basin.

Australian Market

The Australian natural resources sector plays a vital role in the Australian economy.  The Australian natural resources sector is Australia’s largest contributor to exports and a major contributor to the country’s gross domestic product, employment and government revenue.  Australia has broad natural resources including metallurgical and thermal coal, conventional and coal seam gas, base metals, iron ore and precious metals such as gold. The growth of Australian natural resource commodity exports over the last decade has been largely driven by strong Asian demand for coal, iron ore and liquefied natural gas (LNG).   Australia resources are primarily located in remote regions of the country that lack infrastructure and resident labor forces to develop these resources. Approximately 60% of the Australian population is located in five cities which are all located on the coast of Australia and over 90% of the population lives in the southern half of the country. Sufficient local labor is lacking near the major natural resources developments, which are primarily inland and in the central and northern parts of the country. As a result, much of the natural resources labor force works on a rotational basis; often requiring a commute from a major city or the coast and a living arrangement near the resource projects. Consequently, there is substantial need for workforce accommodations to support resource production in the country. Workforce accommodations have historically been built by the resource developer/owner, typical of an insourcing business model.

Since 1996, our Australian accommodations business, The MAC, has sought to change the insourcing business model through its integrated service offering, allowing customers to outsource their accommodations needs and focus their investment on their core resource production operations. Our Australian accommodations villages are strategically located in proximity to long-lived, low-cost mines operated by large mining companies.  The current activities of our Australian accommodations segment are primarily related to supplying accommodations in support of metallurgical (met) coal mining in the Bowen Basin region of Queensland.

Our five villages in the Bowen Basin of central Queensland generated 83% of our Australian revenue in 2013. The Bowen Basin contains one of the largest coal deposits in Australia and is renowned for its premium metallurgical coal. Metallurgical coal is used in the steel making process and demand has largely been driven by growth in global demand for steel finished goods and steel construction materials. More recently, growth in construction demand for steel products in emerging economies, particularly China and India, has also increased demand for the commodity. Australia is the largest exporter of met coal in the world in addition to being close to the largest growth markets. Our villages are focused on the mines in the central portion of the basin and are well positioned for the announced expansion projects in the region.

Beyond the Bowen Basin, we serve several emerging markets with our five additional villages. At the end of 2013, we had two villages with over 1,000 combined rooms in the Gunnedah Basin, an emerging thermal, met coal and coal seam gas region of New South Wales. We also service infrastructure projects related to the LNG facilities under construction on Curtis Island in Queensland through our Calliope Village. In Western Australia we serve workforces related to gold mining, iron ore port expansions and LNG facilities operations on the Northwest Shelf through our Kambalda and Karratha villages.

Australian Services

Rooms in our Australian Villages

	Resource		As of December 31,
Villages	Basin	Commodity	2013	2012	2011
Coppabella	Bowen	met coal	3,048	2,912	2,556
Dysart	Bowen	met coal	1,912	1,912	1,491
Moranbah	Bowen	met coal	1,240	1,240	1,180
Middlemount	Bowen	met coal	816	816	816
Boggabri	Gunnedah	met/thermal coal	508	—	—
Narrabri	Gunnedah	met/thermal coal	502	502	242
Nebo	Bowen	met coal	490	490	490
Calliope	—	LNG	300	300	300
Kambalda	—	Gold	238	238	238
Karratha	Pilbara	LNG, iron ore	208	208	—
Total Rooms			9,262	8,618	7,313

Our Australian accommodations segment operated ten villages with 9,262 rooms as of December 31, 2013 and has a significant development portfolio in Australia.  The MAC provides accommodation services to mining and related service companies under medium-term contracts.  Our Australian accommodations villages are strategically located near long-lived, low-cost mines operated by large mining companies.   Our growth plan for this part of our business continues to include the expansion of these properties where we believe there is durable long-term demand.

Our Coppabella, Dysart, Moranbah, Middlemount and Nebo villages are located in the Bowen Basin. Coppabella, at over 3,000 rooms, is our largest village and provides accommodation to a variety of customers. The village supports both operational workforce needs as well as contractor needs with resort style amenities, including swimming pools, gyms, a walking track and a tavern. Our Nebo, Dysart, Moranbah and Middlemount villages have a long history of providing premium service in the region.

In 2011, we opened Narrabri village, the first village of its kind in New South Wales, to service met coal mines and coal seam gas in the Gunnedah Basin. Our newest village, Boggabri, opened in the third quarter of 2013. Boggabri Village, whose first stage of 508 rooms opened in 2013, will be servicing the construction and operating workforce of two customers with approved mines in the Gunnedah Basin. Our Calliope Village services the workforce for the three major LNG facilities under construction on Curtis Island in Queensland. Karratha, in Western Australia, services workforces related to iron ore port expansions and LNG facilities operations on the Northwest Shelf. Our Kambalda village services several gold mines in Western Australia.

United States

Overview

During the year ended December 31, 2013, our U.S. business generated 7% of our revenue at an operating loss. Our U.S. business is focused primarily on the Rocky Mountain corridor, the Bakken Shale region, the Eagle Ford Shale and Permian Basin regions of Texas and offshore locations in the Gulf of Mexico. The business provides open camp facilities and highly mobile smaller camps that follow drilling rigs and completion crews as well as accommodations, office and storage modules that are placed on offshore drilling rigs and production platforms.

United States Market

Onshore oil and natural gas development has historically been supported by local workforces traveling short to moderate distances to the worksites. With the development of substantial resources in regions such as the Bakken, Rockies, South Texas and Permian Basin, labor demand has exceeded the local labor supply and infrastructure to support the demand. Consequently, demand for remote, scalable accommodations has developed in the United States over the past five years. Demand for accommodations in the United States has historically been tied to the level of oil and natural gas exploration and production activity which is primary driven by oil and natural gas prices. Activity levels have been, and we expect will continue to be, highly correlated with hydrocarbon commodity prices.

United States Services

Mobile Fleet

Our business in the United States consists primarily of mobile fleet assets. We provide a variety of sizes and configurations to meet the needs of drilling contractors, completion companies, infrastructure construction projects and offshore drilling and completion activity. We provide quality catering and housekeeping services as well.

Our mobile fleet is rented on a per unit basis based on the number of days that a customer utilizes the asset. In cases where we provide catering or ancillary services, the contract can provide for per unit pricing or cost-plus pricing. Customers are also typically responsible for mobilization and demobilization costs.

Open Camps

		As of December 31,
United States Open Camp Rooms	State	2013	2012	2011
Three Rivers Lodge	TX	274	106	—
Stanley House	ND	199	199	199
West Permian Lodge	TX	166	—	—
Killdeer Lodge	ND	126	—	—
Total United States Open Camp Rooms		765	305	199

We have four open camps in the U.S. comprised of 765 rooms. Our Stanley House and Killdeer Lodge, which we opened in October 2013, provide accommodations support to the Bakken Shale region in North Dakota. Our Three Rivers Lodge supports the Eagle Ford Shale in South Texas, and our West Permian Lodge supports the Permian Basin in West Texas.

Manufacturing

As part of our integrated business model, we utilize a flexible manufacturing strategy that combines internal manufacturing capabilities and outsourced manufacturing partners to allow us to respond quickly to changing customer needs and timing.  We own two accommodations manufacturing plants near Edmonton, Alberta, Canada and one facility in Johnstown, Colorado. Additionally, we lease manufacturing plants in Ormeau, Queensland and Belle Chase, Louisiana.   Each of our facilities specializes in the design, engineering, production, transportation and installation of a variety of portable modular buildings, predominately for our own use.  In Canada and Australia we have a staff of engineers and architects that have designed and delivered large and small projects. Our Australian operations are generally near small, regional towns and we have a long history of integrating our design with the community. We are capable of taking highly replicable and well-designed manufactured buildings and our expertise in site layout combined with site-built components including landscaping, recreational facilities and certain common facilities to create a comfortable community within a community. We manufacture accommodations facilities to suit the climate, terrain and population of a specific project site.

While we have traditionally focused our manufacturing efforts on our internal needs, we from time to time sell units to third parties. Revenues from the sale of accommodation units to third parties has been a small portion of our revenue and is included in “Other Revenue” in our Canadian and United States segments. We have not historically sold units to third-parties in Australia.

Community Relations

Partnering with regional communities and aboriginal groups is part of our long term strategy. In our Canadian operations, we have worked proactively with local aboriginal communities to develop sustainable recruitment partnerships. In 2004, our Canadian operations entered into two joint ventures, Buffalo Metis Catering and Metis Catering JV, with five Aboriginal communities in the Regional Municipality of Wood Buffalo to provide catering and housekeeping services at our lodges. Our efforts in this area were recognized in 2011 and 2012 through Alberta Chamber of Commerce industry awards of recognition for excellence in aboriginal relations business practices. This success is also recognized by our customers, community and government leaders and is an important component of the social license in which to do business.

In Australia, our community relations program also aims to build and maintain a social license to operate in regional host communities by delivering consultation and engagement from project inception, through development, construction and on into operations. This is a major advantage for our business model as it ensures consistent communication, gains trust and builds relationships to last throughout the resource lifecycle. There is an emphasis on developing partnerships that create a long-term sustainable outcome to address specific community needs. To that end, we partner with local municipalities to improve and expand municipal infrastructure. These improvements provide necessary infrastructure, allowing the local communities an opportunity to expand and improve.

Customers and Competitors

Our customers primarily operate in oil sands mining and development, drilling, exploration and extraction of oil and natural gas and coal and other extractive industries.  To a lesser extent, we also support other activities, including pipeline construction, forestry, humanitarian aid and disaster relief, and support for military operations.  Our largest customers in 2013 were Imperial Oil Limited (a company controlled by ExxonMobil Corporation) and Fluor Canada Ltd and BM Alliance Coal Operations Pty Ltd (an alliance between BHP Billiton and Mitsubishi) in Australia.

Our primary competitors in Canada in the open and mobile camp accommodations include ATCO Structures & Logistics Ltd., Black Diamond Group Limited, Horizon North Logistics Inc. and Clean Harbors, Inc. Some of these competitors have one or two locations similar to our oil sands lodges; however, based on our estimates, these competitors do not have the breadth or scale of our lodge operations. In Canada, we also compete against Aramark Corporation and Compass Group for facility management services.

Our primary competitors in Australia to our village accommodations are Ausco Modular (a subsidiary of Algeco Scotsman) and Fleetwood Corporation.  We also compete against Aramark Corporation, Sodexo and Compass Group PLC for facility management services.

In the United States, we primarily offer our open camp and mobile camps accommodations and compete against Stallion Oilfield Holdings, Inc., Target Logistics Management LLC (a subsidiary of Algeco Scotsman Global S.a.r.l.) and Black Diamond Group Limited.

Historically, many customers have invested in their own accommodations.  Management estimates that our existing and potential customers own approximately 50% of the rooms available in the Canadian oil sands and 60% of the rooms in the Australian coal mining regions. This represents a growth opportunity for us as customers increasingly outsource accommodations to more efficiently deploy capital for core resource development operations.

Our Lodge and Village Contracts

Revenues from our lodges and villages represented over 75% of our consolidated revenues in 2013. Our customers typically contract for accommodations services under take-or-pay contracts with terms that most often range from two to five years. Our contract terms generally provide for a rental rate for a reserved room and an occupied room rate that compensates us for services, including meals, utilities and maintenance for workers staying in the lodges and villages. In multi-year contracts, our rates typically have annual contractual escalation provisions to cover expected increases in labor and consumables costs over the contract term. Over the term of the contract, the customer commits to a minimum number of rooms over a determined period. In some contracts, customers have a contractual right to terminate rooms, for reasons other than a breach, in exchange for a termination fee. As of December 31, 2013, we had 69% of our rooms committed for 2014 and 42% of our rooms committed for 2015.

As of December 31, 2013, we had 17,618 rooms under contract, or 84% of our available rooms. The table below details the expiration of those contracts:

Contracted Room Expiration
2014	5,509
2015	6,773
2016	1,131
2017	1,898
2018	569
Thereafter	1,738
Total	17,618

The contracts expire throughout the year and for many of the near term expirations, we are in the process of negotiating extensions or new commitments. We cannot assure that we can renew existing contracts or obtain new business on the same or better terms.

Seasonality of Operations

Our operations are directly affected by seasonal weather. A portion of our Canadian operations is conducted during the winter months when the winter freeze in remote regions is required for exploration and production activity to occur. The spring thaw in these frontier regions restricts operations in the second quarter and adversely affects our operations and our ability to provide services. Our Canadian operations have also been impacted by forest fires and flooding in the past five years. During the Australian rainy season between November and April, our operations in Queensland and the northern parts of Western Australia can be affected by cyclones, monsoons and resultant flooding.  In the United States, winter weather in the first quarter and the resulting spring break up in the second quarter have historically negatively impacted our Bakken and Rocky Mountain operations. Our U.S. offshore operations have historically impacted by the Gulf of Mexico hurricane season from July through November.

Employees

As of December 31, 2013, we had 4,068 full-time employees on a consolidated basis, 69% of whom are in Canada, 15% of whom are in Australia and 16% of whom are in the U.S.  We were party to collective bargaining agreements covering 1,823 employees located in Canada and 543 employees located in Australia as of December 31, 2013.

Government Regulation

Our business is significantly affected by foreign and domestic laws and regulations at the federal, provincial, state and local levels relating to the oil, natural gas and mining industries, worker safety and environmental protection. Changes in these laws, including more stringent regulations and increased levels of enforcement of these laws and regulations, could significantly affect our business. Moreover, to the extent that these laws and regulations impose more stringent requirements or increased costs or delays upon our customers in the performance of their operations, the resulting demand for our products and services by those customers may be adversely affected, which impact could be significant and long-lasting. We cannot predict changes in the level of enforcement of existing laws and regulations or how these laws and regulations may be interpreted or the effect changes in these laws and regulations may have on us or our customers or on our future operations or earnings. We also are not able to predict the extent to which new laws and regulations will be adopted or whether such new laws and regulations may impose more stringent or costly restrictions on our customers or our operations.

Our operations and the operations of our customers upon whom we provide our products and services are subject to numerous stringent and comprehensive foreign, federal, provincial, state and local environmental laws and regulations governing the release or discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies issue regulations to implement and enforce these laws, for which compliance is often costly yet critical. The violation of these laws and regulations may result in the denial or revocation of permits, issuance of corrective action orders, modification or cessation of operations, assessment of administrative and civil penalties, and even criminal prosecution. We believe that we are in substantial compliance with existing environmental laws and regulations and we do not anticipate that future compliance with existing environmental laws and regulations will have a material effect on our Consolidated Financial Statements.  However, there can be no assurance that substantial costs for compliance or penalties for non-compliance with these existing requirements will not be incurred in the future by us or our customers with whom we conduct business. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations and enforcement policies or more stringent enforcement of existing environmental laws and regulations, could result in additional costs or liabilities upon us or our customers that we cannot currently quantify.

For example, in Canada, the Federal Government in September 2010 appointed an Oil Sands Advisory Panel to review and comment upon existing scientific studies and literature regarding water monitoring in the Lower Athabasca region and provide recommendations for improving such monitoring.  The Oil Sands Advisory Panel presented its final report to the Minister of the Environment in December 2010.  In response to this report, Environment Canada, with input from the government of Alberta through Alberta Environment, developed an environmental monitoring plan specific to the oil sands with respect to water, air quality and biodiversity.  Further, in January 2011, the Province of Alberta established a Provincial Environmental Monitoring Panel with a mandate to recommend a world class environmental evaluation, monitoring and reporting system, generally for the Province and specifically for the lower Athabasca Region where oil sands are produced.  This panel issued its recommendations to the Alberta Minister of the Environment in July 2011.  In February 2012, the governments of Canada and Alberta released the Joint Canada-Alberta Implementation Plan for Oil Sands Monitoring that will be phased in between 2012 and 2015.  The costs of implementing this plan are to be funded by industry members, some of whom are our customers. As this new monitoring regime is implemented the increased levels of monitoring and enforcement may increase costs for us and our customers and could reduce activity and demand for our services.

Further, the Province of Alberta released its new Clean Air Strategy in October 2012 which it proposes to implement for, at a minimum, a 10-year period, beginning in 2013.  The implementation of this strategy along with Alberta’s continued implementation of its regulatory changes to oil and oil sands regulation may result in additional costs or liabilities for our customers’ operations.

The Federal Water Pollution Control Act, as amended, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the United States. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the EPA or applicable state agencies.  Many of our domestic properties and operations require permits for discharges of wastewater and/or storm water, and we have developed a system for securing and maintaining these permits. In addition, the Oil Pollution Act of 1990, as amended, or OPA, imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills in waters of the United States.  A responsible party under OPA includes the owner or operator of an onshore facility or vessel, or the lessee or permittee of the area in which an offshore facility is located.  The Federal Water Pollution Control Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the OPA, require the development and implementation of spill prevention and response plans and impose potential liability for the remedial costs and associated damages arising out of any unauthorized discharges.

Past scientific studies have suggested that emissions of certain gases, commonly referred to as greenhouse gases, or GHG, and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere and other climatic changes.  On January 29, 2010, Canada affirmed its desire to be associated with the Copenhagen Accord that was negotiated in December 2009 as part of the international meetings on climate change regulation in Copenhagen.  The Copenhagen Accord, which is not legally binding, allows countries to commit to specific efforts to reduce GHG emissions, although how and when the commitments may be converted into binding emission reduction obligations is currently uncertain.  Pursuant to the Copenhagen Accord process, Canada has indicated an economy-wide GHG emissions target that equates to a 17 per cent reduction from 2005 levels by 2020, and the Canadian federal government has also indicated an objective of reducing overall Canadian GHG emissions by 60% to 70% from 2006 levels by 2050.  Additionally, in 2009, the Canadian federal government announced its commitment to work with the provincial governments to implement a North America-wide cap and trade system for GHG emissions, in cooperation with the United States.  Under the system, Canada would have a cap-and-trade market for Canadian-specific industrial sectors that could be integrated into a North American market for carbon permits.  It is uncertain whether either federal GHG regulations or an integrated North American cap-and-trade system will be implemented, or what obligations might be imposed under any such systems.

Additionally, GHG regulation can take place at the provincial and municipal level. For example, Alberta introduced the Climate Change and Emissions Management Act, which provides a framework for managing GHG emissions by reducing specified gas emissions, relative to gross domestic product, to an amount that is equal to or less than 50% of 1990 levels by December 31, 2020.  The accompanying regulation, the Specified Gas Emitters Regulation, effective July 1, 2007, requires mandatory emissions reductions through the use of emissions intensity targets, and a company can meet the applicable emissions limits by making emissions intensity improvements at facilities, offsetting GHG emissions by purchasing offset credits or emission performance credits in the open market, or acquiring “fund credits” by making payments of $15 per ton of GHG emissions to the Alberta Climate Change and Management Fund.  The Specified Gas Reporting Regulation imposes GHG emissions reporting requirements if a company has GHG emissions of 100,000 tons or more of carbon dioxide equivalent from a facility in a calendar year.  In addition, Alberta facilities must currently report emissions of industrial air pollutants and comply with obligations in permits and under other environmental regulations. The Canadian federal government currently proposes to enter into equivalency agreements with provinces to establish a consistent regulatory regime for GHGs, but the success of any such plan is uncertain, possibly leaving overlapping levels of regulation. The direct and indirect costs of these regulations may adversely affect our operations and financial results as well as those of our customers with whom we conduct business.

Our Australian accommodations segment is regulated by general statutory environmental controls at both the state and federal level which may result in land use approval and compliance risk. These controls include: land use and urban design controls;   the regulation of hard and liquid waste, including the requirement for tradewaste and/or wastewater permits or licenses; the regulation of water, noise, heat, and atmospheric gases emissions; the regulation of the production, transport and storage of dangerous and hazardous materials (including asbestos); and the regulation of pollution and site contamination. Some specified activities, for example, sewage treatment works, may require regulation at a state level by way of environmental protection licenses which also impose monitoring and reporting obligations on the holder. There is an increasing emphasis from state and federal regulators on sustainability and energy efficiency in business operations.  Federal requirements are now in place for the mandatory disclosure of energy performance under building rating schemes. These schemes require the tracking of specific environmental performance factors. Carbon reporting requirements currently exist for corporations which meet a reporting threshold for greenhouse gases or energy use or production for a reporting (financial) year under national legislation.  In addition, the Australian Commonwealth Government’s carbon pricing mechanism (“CPM”) commenced on July 1, 2012.  Under the CPM, entities that are responsible for facilities that meet specified emissions thresholds will be required to purchase and surrender permits representing their carbon emissions.  The CPM is intended to operate as a carbon trading scheme, commencing with a three year fixed price period, followed by a flexible price cap-and-trade emissions trading scheme.  Although our Australian accommodations facilities are currently below the emissions thresholds specified by the CPM and are, thus, not affected by the CPM, this could change in the future and the resultant change could have an adverse effect on our Australian operations and financial results.

The EPA determined in December 2009 that emissions of GHGs present an endangerment to public health and the environment and, based on those findings, adopted regulations to restrict emissions of greenhouse gases under existing provisions of the CAA, including one that requires a reduction in emissions of greenhouse gases from motor vehicles and another that regulates emissions of greenhouse gases from certain large stationary sources.  The EPA has also adopted rules requiring the monitoring and reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States, including, among others, offshore and onshore oil and natural gas production facilities, on an annual basis.

While the U.S. Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years.  In the absence of federal climate legislation in the U.S., a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs.  If Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform may include a carbon tax, which could impose additional direct costs on operations and reduce demand for refined products.  Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emission allowances or comply with new regulatory or reporting requirements including the imposition of a carbon tax.  Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for oil and natural gas, which could reduce our customers’ demand for our products and services. The adoption of legislation or regulatory programs to reduce emissions of greenhouse gases could require us or our customers to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas, which could reduce the demand for our products and services.  Consequently, legislation and regulatory programs to reduce emissions of greenhouse gases could have an adverse effect on our business, financial condition and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations.

Our operations as well as the operations of our customers are also subject to various laws and regulations addressing the management, disposal and releases of regulated substances. For example, in the United States, the federal Resource Conservation and Recovery Act, as amended (“RCRA”) and comparable state statutes regulate the generation, storage, treatment, transportation, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the EPA, most states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Federal and state regulatory agencies can seek to impose administrative, civil and criminal penalties for alleged non-compliance with RCRA and analogous state requirements. In the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may be regulated as hazardous wastes. Moreover, the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, neighboring landowners and other third-parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances. In the event of mismanagement or release of regulated substances upon properties where we conduct operations, we could become subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial operations to prevent future contamination.

The federal Endangered Species Act, as amended, or the ESA, restricts activities in the United States that may affect endangered or threatened species or their habitats. If endangered species are located in areas of the United States where our oil and natural gas exploration and production customers operate, such operations could be prohibited or delayed or expensive mitigation may be required.  Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia in 2011, the U.S. Fish and Wildlife Service is required to make a determination on listing of more than 250 species as endangered or threatened under the ESA before the end of the agency’s 2017 fiscal year.  The designation of previously unprotected species as threatened or endangered in areas of the United States where our customers’ oil and natural gas exploration and production operations are conducted could cause them to incur increased costs arising from species protection measures or could result in limitations on their exploration and production activities, which could have an adverse impact on demand for our products and services.

Properties

The following table presents information about our principal properties and facilities. Except as indicated below, we own all of the properties or facilities listed below:

Location	Approximate Square Footage/Acreage	Description
United States:
Houston, Texas (lease)	8,900	Principal executive offices
Johnstown, Colorado	153 acres	Manufacturing facility and yard
Killdeer, North Dakota	42 acres	Open camp
Pecos, Texas	35 acres	Open camp
Dickinson, North Dakota (lease)	26 acres	Mobile asset facility and yard
Vernal, Utah (lease)	21 acres	Mobile asset facility and yard
Carrizo Springs, Texas (leased land)	20 acres	Open camp (closed)

Location	Approximate Square Footage/Acreage	Description
Casper, Wyoming (lease)	14 acres	Accommodations facility and yard
Belle Chasse, Louisiana	10 acres	Manufacturing facility and yard
Three Rivers, Texas (lease)	9 acres	Open camp
Big Piney, Wyoming (lease)	7 acres	Mobile asset facility and yard
Stanley, North Dakota (lease)	7 acres	Open camp
Englewood, Colorado (lease)	5,480	Sales office
Windsor, Colorado (lease)	4,933	Sales office

Canada:
Fort McMurray, Alberta (leased land)	240 acres	Wapasu Creek and Henday Lodges
Fort McMurray, Alberta (leased land)	140 acres	Pebble Beach open camp (closed)
Fort McMurray, Alberta (leased land)	135 acres	Conklin Lodge
Fort McMurray, Alberta (leased land)	128 acres	Beaver River and Athabasca Lodges
Fort McMurray, Alberta	45 acres	Christina Lake Lodge
Acheson, Alberta	40 acres	Office and warehouse
Edmonton, Alberta	33 acres	Manufacturing facility
Grimshaw, Alberta (lease)	20 acres	Equipment yard
Fort McMurray, Alberta (leased land)	18 acres	Anzac Lodge
Nisku, Alberta	9 acres	Manufacturing facility
Edmonton, Alberta (lease)	86,376	Office and warehouse
Edmonton, Alberta (lease)	71,654	Manufacturing facility and yard
Edmonton, Alberta (lease)	28,253	Office
Edmonton, Alberta (lease)	16,130	Office

Australia:
Coppabella, Queensland, Australia	198 acres	Coppabella Village
Calliope, Queensland, Australia	124 acres	Calliope Village
Narrabri, New South Wales, Australia	82 acres	Narrabri Village
Boggabri, New South Wales, Australia	52 acres	Boggabri Village
Dysart, Queensland, Australia	50 acres	Dysart Village
Middlemount, Queensland, Australia	37 acres	Middlemount Village
Karratha, Western Australia, Australia (own and lease)	34 acres	Karratha Village
Kambalda, Western Australia, Australia	27 acres	Kambalda Village
Nebo, Queensland, Australia	26 acres	Nebo Village
Moranbah, Queensland, Australia	17 acres	Moranbah Village
Ormeau, Queensland, Australia (lease)	3 acres	Manufacturing facility
Sydney, New South Wales, Australia (lease)	17,276	Office
Brisbane, Queensland, Australia (lease)	7,115	Office

We also have various offices supporting our business segments which are both owned and leased. We believe that our leases are at competitive or market rates and do not anticipate any difficulty in leasing additional suitable space upon expiration of our current lease terms.

Leased land for our lodge properties in Canada refers to land leased from the Alberta government. We also lease land for our Karratha village from the provincial government in Australia. Generally, our leases have an initial term of ten years and will expire between 2015 and 2026.

Legal Proceedings

We are a party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, products, employees and other matters as a result of our products or operations. Although we can give no assurance about the outcome of pending legal and administrative proceedings and the effect such outcomes may have on us, we believe that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by indemnity or insurance, will not have a material adverse effect on our combined financial position, results of operations or liquidity.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as of May 6, 2014, regarding the individuals who are expected to serve as our executive officers and directors following the spin-off. After the spin-off, none of our executive officers will continue to be employees of Oil States.

Name	Position(s)	Age
Douglas E. Swanson	Chairman of the Board	75
Bradley J. Dodson	President, Chief Executive Officer and Director	40
Frank C. Steininger	Senior Vice President, Chief Financial Officer and Treasurer	56
Ron R. Green	Senior Vice President, North America	64
Peter McCann	Senior Vice President, Australia	47
Martin A. Lambert	Director	58
Constance B. Moore	Director	58
Richard A. Navarre	Director	53
Gary L. Rosenthal	Director	64
Charles Szalkowski	Director	66

Douglas E. Swanson, prior to the spin-off, will be appointed as Chairman of the Board of Civeo. Mr. Swanson has served as a director of Oil States since February 2001 and served as Oil States’ Chief Executive Officer from February 2001 until he retired in April 2007. Mr. Swanson will not run for re-election as a director of Oil States, and his term will end on May 15, 2014. From January 1992 to August 1999, Mr. Swanson served as President and Chief Executive Officer of Cliffs Drilling Company, a contract drilling company. He holds a B.A. degree from Cornell College and is a Certified Public Accountant. Mr. Swanson was a director and member of the compensation committee of Flint Energy Services, Ltd., (Toronto: FEX: TO) a Canadian integrated midstream oil and gas production services provider from April 2000 to May 2010. He was Chairman of the Board of Directors of Boots and Coots International Well Control, Inc. (AMEX: WEL), an oilfield services company that provided integrated pressure control and related services worldwide from March 2006 to September 2010.

Bradley J. Dodson is currently Executive Vice President, Accommodations of Oil States and President and Chief Executive Officer and Director of Civeo; positions held since December 2013. Mr. Dodson has held several executive positions with Oil States since joining in March 2001, including serving as Senior Vice President, Chief Financial Officer and Treasurer from April 2010 to December 2013, Vice President, Chief Financial Officer and Treasurer from May 2006 to April 2010, Vice President, Corporate Development from March 2003 to May 2006 and Director of Business Development from March 2001 to February 2003. From June 1998 to March 2001, Mr. Dodson served in several positions for L.E. Simmons & Associates, Incorporated, a private equity firm specializing in oilfield service investments. From July 1996 to June 1998, Mr. Dodson worked in the mergers and acquisitions group of Merrill Lynch & Co. He holds a M.B.A. degree from the University of Texas at Austin and a B.A. degree in economics from Duke University.

Frank C. Steininger, upon the spin-off, will serve as Senior Vice President, Chief Financial Officer and Treasurer of Civeo. From August 1980 to March 2014, Mr. Steininger worked for PricewaterhouseCoopers LLP, where he was admitted to the partnership in 1991.  From 1997 to 2014, Mr. Steininger was an Assurance Partner in PwC’s Global Energy practice.  He holds a B.S. degree in accounting from the University of Akron.

Ron R. Green, upon the spin-off, will serve as Senior Vice President, North America of Civeo. Mr. Green is the Senior Vice President, Accommodations of Oil States and President and Chief Executive Officer—PTI Group Inc. (“PTI”), a wholly owned subsidiary of Civeo. He has held this position since April 2006. From December 2005 to March 2006 he was Senior Vice President and Chief Operating Officer of PTI. From November 2004 to November 2005, Mr. Green served as Vice President, Premium Camp Services for PTI. Prior to joining PTI, Mr. Green served as Vice President and General Manager of ESS Remote Site Services, a division of Compass Group PLC from October 1995 to August 2003. From 1975 to 1995, Mr. Green held various senior executive positions in the accommodations industry.

Peter McCann, upon the spin-off, will serve as Senior Vice President, Australia. Mr. McCann has been Managing Director of The MAC, a wholly owned subsidiary of Civeo since June 2012.  From January 2010 through June 2012, Mr. McCann was the Executive General Manager, Finance for The MAC. From 2004 to 2010, Mr. McCann served as Chief Financial Officer of Royal Wolf Trading. Mr. McCann holds a Bachelor of Commerce degree in accountancy from the University of New South Wales.

Martin A. Lambert, prior to the spin-off, will be appointed as a Director of Civeo. Mr. Lambert has served as a director of Oil States since February 2001. Considering his new appointment, we expect that Mr. Lambert will resign from the board of directors of Oil States upon completion of the spin-off. Mr. Lambert’s principal occupation since November 1, 2008 has been as Chief Executive Officer of Swan Hills Synfuels LP, an energy conversion company. Prior thereto, Mr. Lambert served as a founder and managing director of Matco Capital Ltd., a private equity firm focused in the energy sector, since mid-2002. Mr. Lambert was a partner in the Canadian law firm Bennett Jones LLP from March 1987 to March 2007 and served as the Chief Executive Officer of that firm from 1996 to 2000. He served as a Director of Calfrac Well Services Ltd., from March 2004 to May 2010. Mr. Lambert currently is a director of Zedi, Inc., a private company involved in Canadian, U.S. and other international oilfield services. Mr. Lambert received his LLB degree from the University of Alberta in 1979.

Constance B. Moore, promptly following the spin-off, will be appointed as a Director of Civeo. Ms. Moore has been a director of BRE Properties, Inc. (BRE) (NYSE: BRE) from September, 2002 until BRE was acquired in April 2014. Ms. Moore served as President and Chief Executive Officer of BRE from January 2005 until April 2014 and served as President and Chief Operating Officer from January 2004 until December 2004. Ms. Moore has more than 35 years of experience in the real estate industry. Prior to joining BRE in 2002, she was the managing director of Security Capital Group & Affiliates. From 1993 to 2002, Ms. Moore held several executive positions with Security Capital Group, including co-chairman and chief operating officer of Archstone Communities Trust. Ms. Moore holds an M.B.A. from the University of California, Berkeley, Haas School of Business, and a bachelor’s degree from San Jose State University. In 2009, she served as chair of the National Association of Real Estate Investment Trusts (NAREIT). Currently, she is chair of the Fisher Center for Real Estate and Urban Economics Policy Advisory Board at UC Berkeley; a member of the Urban Land Institute; serves on the board of the Tower Foundation at San Jose State University; and is a Trustee for the City of Hope.

Richard A. Navarre, promptly following the spin-off, will be appointed as a Director of Civeo. Mr. Navarre currently provides advisory services to the energy industry and private equity firms. Mr. Navarre served as the President and Chief Commercial Officer of Peabody Energy Corporation from February 2008 until he retired in June 2012. He previously served as the Peabody Energy Corporation Executive Vice President of Corporate Development and Chief Financial Officer from July 2006 to January 2008 and as Chief Financial Officer from October 1999 to June 2008. Mr. Navarre is currently an independent director and member of the audit committee for Natural Resource Partners LP (NYSE: NRP), an advisory Board member for Secure Energy, LLC and was a past Chairman of the Board for United Coal Company, LLC. He is a member of the Board of Directors of the Foreign Policy Association, a member of the Hall of Fame of the College of Business at Southern Illinois University-Carbondale, a member of the Board of Advisors of the College of Business and Administration, and a member of the Cardinal Glennon - Children's Hospital Benefit Committee. Mr. Navarre is a Certified Public Accountant and received his B.S. in Accounting from Southern Illinois University-Carbondale.

Gary L. Rosenthal, prior to the spin-off, will be appointed as a Director of Civeo. Mr. Rosenthal has served as a director of Oil States since February 2001. Mr. Rosenthal has been a partner in The Sterling Group, L.P., a private equity firm since January 2005. Mr. Rosenthal served as Chairman of the Board of Hydrochem Holdings, Inc. from May 2003 until December 2004. From August 1998 to April 2001, he served as Chief Executive Officer of AXIA Incorporated, a diversified manufacturing company. He holds J.D. and A.B. degrees from Harvard University.

Charles Szalkowski, promptly following the spin-off, will be appointed as a Director of Civeo. Mr. Szalkowski worked with the law firm of Baker Botts L.L.P. from 1975 until he retired as a partner in December 2012. Since his retirement, Mr. Szalkowski has pursued his personal interests. Mr. Szalkowski is a member of the Board of Trustees and Chairman of the Audit Committee of Rice University. He was previously on the Board of Directors of Accelerate Learning Inc. (formerly Stemscopes Inc.) and a Board member of the Compensation Committee of Rice University. Mr. Szalkowski became a Certified Public Accountant in 1975 and received his J.D. and M.B.A. degrees from Harvard University in 1975 and B.S. in Accounting and B.A. in economics and political science from Rice University in 1971.

Qualifications of Directors

When identifying our directors to be appointed prior to or promptly following the spin-off, the following were considered:

●	the person’s reputation, integrity and independence;

●	the person’s qualifications as an independent, disinterested, non-employee or outside director;

●	the person’s skills and business, government or other professional experience and acumen, bearing in mind the composition of the board of directors;

●	the number of other public companies for which the person serves as a director and the availability of the person’s time and commitment to Civeo; and

●	the person’s knowledge of areas and businesses in which we operate.

Oil States, as sole stockholder of Civeo prior to the spin-off, believes the above mentioned attributes, along with the leadership skills and other experience of the Civeo board of directors described below, provide Civeo with the perspectives and judgment necessary to guide its strategies and monitor their execution.

The following table notes the breadth and variety of business experience of each of the individuals who are expected to serve as our directors following the spin-off.

	Executive Leadership	Financial	Accommodations, Real Estate and Hospitality	International Operations	Past or Present CEO	Director Experience
Bradley J. Dodson	√	√	√	√	√
Martin A. Lambert	√	√	√	√	√	√
Constance B. Moore	√	√	√		√	√
Richard A. Navarre	√	√		√		√
Gary L. Rosenthal	√	√	√	√	√	√
Douglas E. Swanson	√	√	√	√	√	√
Charles Szalkowski		√

Board Structure

We currently expect that, upon the completion of the spin-off, our board of directors will consist of seven members, a majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC and the NYSE. We currently expect that, subsequent to the spin-off, we will increase the size of the board by two to nine members and appoint two independent directors.

Upon completion of the spin-off, our board of directors will be divided into three classes, each of roughly equal size. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the spin-off; the directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders; the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders after that. Commencing with the first annual meeting of stockholders held following the spin-off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. We have not yet set the date of the first annual meeting of stockholders to be held following the spin-off.

Board Committees

Our board of directors will establish several standing committees in connection with the discharge of its responsibilities. In connection with the spin-off, our board of directors will establish the following committees:

Audit Committee

In connection with the spin-off, our board of directors will establish an audit committee, composed of at least one director and a majority of independent directors. We expect the initial member of the audit committee will be Mr. Swanson, whom the board of directors has determined is independent. We expect that, upon completion of the spin-off, Mr. Swanson will resign from the audit committee and our board of directors will appoint Messsrs. Navarre and Szalkowski and Ms. Moore, each of whom the board of directors is expected to determine is independent.

The Audit Committee will meet separately with representatives of our independent auditors, the Company’s internal audit personnel and representatives of senior management in performing its functions. The Audit Committee will review the general scope of audit coverage, the fees charged by the independent auditors, matters relating to internal control systems and other matters related to accounting and reporting functions. The board of directors is expected to determine that each of Messrs. Navarre and Szalkowski and Ms. Moore is financially literate and has accounting or related financial management expertise, each as required by the applicable NYSE listing standards. The board of directors is also expected to determine that each of Messrs. Navarre and Ms. Moore will qualify as audit committee financial experts under the applicable rules of the Exchange Act. A more detailed discussion of the Audit Committee’s mission, composition and responsibilities is contained in the Audit Committee charter, which will be available on our website: www.civeo.com .

Compensation Committee

In connection with the spin-off, our board of directors will establish a compensation committee, composed of at least one director and a majority of independent directors. We expect that the initial member of the compensation committee will be Mr. Lambert, whom the board of directors has determined is independent.

The Compensation Committee will administer the 2014 Equity Participation Plan of Civeo Corporation (the EPP), and in this capacity make a recommendation to the full board of directors concerning aggregate amount of all option grants or stock awards to employees as well as specific awards to executive officers under the EPP. In addition, the Compensation Committee will be responsible for (i) making recommendations to the board of directors with respect to the compensation of our chief executive officer and other executive officers, (ii) overseeing and approving compensation and employee benefit policies and (iii) reviewing and discussing with our management the Compensation Discussion and Analysis and related disclosure included in our annual proxy statement. A more detailed discussion of the Compensation Committees mission, composition and responsibilities is contained in the Compensation Committee charter, which will be available on our website: www.civeo.com.

Nominating and Governance Committee

In connection with the spin-off, our board of directors will establish a nominating and governance committee, composed of at least one director and a majority of independent directors. We expect that the initial members of the Nominating & Corporate Governance Committee will be Messrs. Rosenthal and Swanson, each of whom the board of directors has determined is independent.

The Nominating & Corporate Governance Committee will make proposals to the board of directors for candidates to be nominated by the board of directors to fill vacancies or for new directorship positions, if any, which may be created from time to time. A more detailed discussion of the Nominating and Governance Committees mission, composition and responsibilities is contained in the Nominating and Governance Committee charter, which will be available on our website: www.civeo.com.

Director Independence

To qualify as “independent” under the NYSE listing standards, a director must meet objective criteria set forth in the NYSE listing standards, and the board of directors must affirmatively determine that the director has no material relationship with us (either directly or as a stockholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director.

The board of directors will review all direct or indirect business relationships between each director (including his or her immediate family) and our Company, as well as each director’s relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. The NYSE listing standards include a series of objective tests, such as the director is not an employee of our Company and has not engaged in various types of business dealings with our Company. In addition, as further required by the NYSE, the board of directors will make a subjective determination as to each independent director that no material relationships exist which, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. When assessing the materiality of a director’s relationship with us, the board of directors will consider the issue not merely from the standpoint of the director, but also from the standpoint of the persons or organizations with which the director has an affiliation.

Corporate Governance Guidelines

In connection with the spin-off, our board of directors will adopt Corporate Governance Guidelines to best ensure that the board of directors has the necessary authority and practices in place to make decisions that are independent from management, that the board of directors adequately performs its function as the overseer of management and to help ensure that the interests of the board of directors and management are aligned with the interests of the stockholders.

Corporate Code of Business Conduct & Ethics

In connection with the spin-off, we will adopt a Corporate Code of Business Conduct and Ethics, which will require that all directors, officers and employees of Civeo act ethically at all times.

Substantially all of our employees will be required to complete online training on a regular basis which includes a review of the Corporate Business Conduct & Ethics Code policy and an acknowledgement that the employee has read and understands the policy.

Financial Code of Ethics for Senior Officers

In connection with the spin-off, we will adopt a Financial Code of Ethics for Senior Officers that will apply to the chief executive officer, chief financial officer, principal accounting officer and other senior officers (“Senior Officers”).

Senior Officers must also comply with the Company’s Business Conduct and Ethics Code. Ethical principles set forth in this policy include, among other principals, matters such as:

●	Acting ethically with honesty and integrity

●	Avoiding conflicts of interest

●	Complying with disclosure and reporting obligations with full, fair accurate, timely and understandable disclosures

●	Complying with applicable laws, rules and regulations

●	Acting in good faith, responsibly with due care, competence and diligence

●	Promoting honest and ethical behavior by others

●	Respecting confidentiality of information

●	Responsibly using and maintain assets and resources

Director Resignation Policy

In connection with the spin-off, we will adopt a director resignation policy. The director resignation policy will provide that if a director fails to receive a majority vote in an uncontested director election, that director is required by our Corporate Governance Guidelines to inform the Chairman of the Nominating & Corporate Governance Committee of the failure and tender his or her resignation to the Committee for consideration. Such resignation shall not be effective unless and until the board of directors chooses to accept the resignation in accordance with our Corporate Governance Guidelines. While not necessarily resulting in a resignation, the offer will provide the Nominating & Corporate Governance Committee the opportunity to consider the appropriateness of continued board of directors membership and make a recommendation to the board of directors as to the director’s continuation. The Nominating & Corporate Governance Committee will recommend to the board of directors the action, if any, to be taken with respect to the resignation, and the board of directors will consider whether the director’s abilities and qualifications are such that they negate the assumption that he or she is unsuitable, which could be inferred from the director’s failure to receive a majority vote,

The director resignation policy will also provide that if a director’s principal occupation or business association changes substantially during his or her tenure as a director, that director is required by our Corporate Governance Guidelines to inform the Chairman of the Nominating & Corporate Governance Committee of the change and tender his or her resignation to the Committee for consideration. Such resignation shall not be effective unless and until the board of directors chooses to accept the resignation in accordance with our Corporate Governance Guidelines. The board, through the Nominating & Corporate Governance Committee, shall review the matter in order to evaluate the continued appropriateness of such director’s membership on the board of directors and each applicable committee under these circumstances, taking into account all relevant factors and may accept or reject a proffered resignation.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

For purposes of the following Compensation Discussion and Analysis, four of the persons who we expect will be our named executive officers as of the distribution date are identified below (collectively, our “Named Executive Officers”). The information provided reflects compensation earned at Oil States or its subsidiaries and the design and objectives of the executive compensation programs in place prior to the separation. In addition, summary information concerning Civeo’s executive compensation approach developed to date in connection with planning for the separation is also included below.

Compensation decisions for our Named Executive Officers prior to the spin-off will be made by Oil States. To the extent such persons are senior officers of Oil States, the decisions will be made by the Oil States Compensation Committee (the “Oil States Compensation Committee”) of the board of directors of Oil States, which is composed entirely of independent directors. Executive compensation decisions following the spin-off will be made by the Compensation Committee of Civeo.

This Compensation Discussion and Analysis has three main parts:

●	Oil States 2013 Executive Compensation— This section describes and analyzes the executive compensation programs at Oil States in 2013 (beginning on page 99 of this information statement).

●

Effects of Spin-off on Outstanding Executive and Other Compensation Awards— This section discusses the effect of the spin-off on outstanding Oil States compensation awards and Civeo compensation held by our Named Executive Officers (beginning on page 112 of this information statement).

●	Civeo Compensation Programs— This section discusses the anticipated executive compensation programs at Civeo (beginning on page 113 of this information statement).

Our Named Executive Officers are as follows:

Name	2013 Oil States Job Title	2014 Civeo Job Title
Bradley J. Dodson	Executive Vice President, Accommodations	President and Chief Executive Officer
Frank C. Steininger[1]	N/A	Senior Vice President, Chief Financial Officer and Treasurer
Ron R. Green	Senior Vice President, Accommodations and President[2]	Senior Vice President, North America
Peter L. McCann	Managing Director of The MAC[3]	Senior Vice President, Australia

Information with respect to only four individuals has been presented in this Compensation Discussion and Analysis because these four individuals are the only persons whom we have currently identified as likely to be executive officers of Civeo.

Oil States 2013 Executive Compensation

The Oil States Compensation Committee provides overall guidance to Oil States’ executive compensation program and administers incentive compensation plans.

[1]	Prior to March 4, 2014, Mr. Steininger was an employee of PricewaterhouseCoopers LLP. Therefore, he held no position at and received no compensation from Oil States during 2013.
[2]	Mr. Green is currently an officer of PTI Group Inc., an indirect subsidiary of Oil States. He is the Senior Vice President, Accommodations with Oil States.
[3]	Mr. McCann is currently an officer of The MAC Services Group, Pty Limited., an indirect subsidiary of Oil States.

The executive compensation program includes three primary elements which are generally performance oriented and, taken together, constitute a flexible and balanced method of establishing total compensation for Oil States’ executive officers. The three major elements consist of (a) base salary, (b) annual incentive compensation, and (c) long-term incentive awards. The design of this compensation program supports Oil States’ philosophy of executive total compensation.

Executive Total Compensation Philosophy

Oil States’ philosophy regarding the executive compensation program for its named executive officers and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize corporate performance relative to established goals and the performance of Oil States relative to the performance of other companies of comparable size, complexity and quality and against budget goals, and (iii) support both the short-term and long-term strategic goals of Oil States. The Oil States Compensation Committee believes this approach closely links the compensation of Oil States’ executives to the execution of Oil States’ strategy and the accomplishment of Oil States goals that coincide with stockholder objectives.

Compensation Program Objectives:

●	Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;

●	Reinforce the relationship between strong individual performance of executives and business results;

●	Align the interests of executives with the long-term interests of stockholders; and

●	Design a compensation program that neither promotes overly conservative actions or excessive risk taking.

The compensation program is designed to reward executives for long-term strategic management and the enhancement of stockholder value. Oil States believes that the compensation program design and policies contribute to achievement of Oil States’ objectives.

Compensation Benchmarking Relative to Market

The Oil States Compensation Committee establishes executive compensation primarily based on a review of the executive’s performance and compensation history and takes into account corporate performance. In the exercise of its duties, the Oil States Compensation Committee periodically benchmarks Oil States’ executive compensation against that of comparable companies; however, the Oil States Compensation Committee does not set percentile goals against benchmark data for purposes of determining executive compensation levels. The Oil States Compensation Committee considers the market to consist of both the oilfield services industry and geographic markets in which Oil States competes for executive talent. Benchmark data is periodically obtained for a selected peer group approved by the Oil States Compensation Committee (the “peer group”) as well as for industry companies of comparable size and business complexity. Oil States currently uses the following peer group companies:

●	Carbo Ceramics, Inc.;

●	Cameron International Corporation;

●	Core Laboratories N.V.;

●	Dresser-Rand Group, Inc.;

●	Dril-Quip, Inc.;

●	Exterran Holdings, Inc.;

●	FMC Technologies, Inc.;

●	Helix Energy Solutions Group, Inc.;

●	Helmerich & Payne, Inc.;

●	Key Energy Services, Inc.;

●	McDermott International, Inc.;

●	Oceaneering International, Inc.;

●	RPC, Inc.;

●	Superior Energy Services, Inc.; and

●	Tidewater, Inc.

In selecting benchmark companies, the Oil States Compensation Committee considered each company’s participation in the energy services sector as well as market capitalization, annual revenues, business complexity, profitability, returns on equity and assets, the number of divisions/segments, countries in which they operate and total number of employees. The benchmarked companies change from time to time to insure their continued appropriateness for comparative purposes. Oil States made two changes to its peer group companies in 2013. They deleted Complete Production Services, Inc. because it was acquired, and they added Cameron International Corporation because it is similar to Oil States’ offshore products segment and because they compete for the same executive talent.

The Oil States Compensation Committee reviews the compensation programs for comparable positions at similar corporations with which Oil States competes for executive talent, and also considers relative internal equity within its executive pay structure. This approach allows the Oil States Compensation Committee to respond to changing business conditions, manage salaries and incentives more evenly over an individual’s career as well as minimize the potential for the automatic ratcheting-up of salaries and incentives that could occur with an inflexible and more narrowly defined approach.

In evaluating the peer group and other comparison data for compensation purposes, the Oil States Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulas. Rather, the Oil States Compensation Committee exercises its discretion and makes its judgment after considering the factors it deems relevant.

Compensation Practices as They Relate to Risk Management

Oil States’ compensation policies and practices are designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Oil States’ compensation strategies are designed to encourage company growth and appropriate risk taking but not to encourage excessive risk taking. Oil States’ Compensation Committee retains discretion with respect to the compensation packages of its named executive officers. Compensation strategies are designed so as not to encourage management to take actions that could have a material adverse effect on Oil States in the long-run to simply achieve a specific short-term goal. Oil States also attempts to design the compensation program for its larger general employee population so that it does not inappropriately incentivize Oil States’ employees to take unnecessary risks in their day to day activities. Oil States recognizes, however, that there are trade-offs and that it can be difficult in specific situations to maintain the appropriate balance. As such, Oil States continues to evaluate its programs with a view to insuring they do not become materially imbalanced one way or the other.

Oil States’ compensation arrangements contain certain design elements that are intended to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include a maximum amount that can be earned under the annual incentive cash compensation and performance based equity award programs.

In combination with Oil States’ risk-management practices, Oil States does not believe that risks arising from its compensation policies and practices for its employees, including its named executive officers, are reasonably likely to have a material adverse effect on Oil States.

Elements of Compensation:

●

Base Salary—Base salary is the guaranteed element of an executive’s direct compensation and is intended to provide a foundation for a competitive overall compensation opportunity for the executive. The Oil States Compensation Committee reviews each executive’s base salary annually. Executive officer base salaries are determined after an evaluation that considers the executive’s prior experience and breadth of knowledge and which also considers benchmark data from the peer group companies and other similarly sized companies in businesses comparable to Oil States, Oil States’ and the executive’s performance, and any significant changes in the executive’s responsibilities. The Oil States Compensation Committee considers all these factors together plus overall industry conditions and retention risks and makes a subjective determination on base salary adjustments. Effective February 25, 2013, the Oil States Compensation Committee approved certain changes to the base salary rates of the Named Executive Officers (other than Mr. Steininger). Specifically, Mr. Dodson’s base salary was increased 3.8% to $415,000; Mr. Green’s base salary was increased 4.6% to C$460,000; and Mr. McCann’s base salary was increased 4.5% to A$405,000. Base salaries were increased in 2013 based on a number of factors including inflationary trends, the growth of Oil States, retention risks, individual performance and in recognition of the strong performance of Oil States’ stock which was in excess of one year, three year and ten year comparative performance of the industry peer group. Mr. Dodson received a raise of 12.1% to $465,000 effective December 9, 2013 in connection with his promotion to Executive Vice President, Accommodations.

Cindy B. Taylor, President and Chief Executive Officer of Oil States, provides the Oil States Compensation Committee with input regarding the performance of other Oil States executives and makes compensation recommendations with respect to these individuals. While considering her recommendations, the Oil States Compensation Committee makes an independent judgment with respect to compensation levels for each of Mrs. Taylor’s direct reports.

Annual Cash Incentive Compensation—Oil States’ Annual Incentive Compensation Plan (“AICP”) is performance based and provides executives with direct financial incentives in the form of annual cash bonuses based on total Oil States and business unit performance. Annual incentive awards are linked to the achievement of pre-determined Oil States-wide and business unit quantitative performance goals and are designed to place a significant portion of the executive’s total compensation at risk. The purpose of the AICP is to:

●	create stockholder value;

●	provide focus on the attainment of annual goals that lead to long-term success of Oil States;

●	provide annual performance-based cash incentive compensation;

●	motivate achievement of critical annual operating performance metrics; and

●	motivate employees to continually improve Oil States-wide and business unit performance.

The AICP is flexible and provides the Oil States Compensation Committee the discretion annually to set goals and objectives with input from management that it believes are consistent with creating stockholder value. The goals and objectives generally include growth objectives, operating objectives, safety goals and other measures that the board of directors of Oil States believes will drive financial performance. Under the AICP, an incentive target percentage is established for each executive officer based upon, among other factors, the Oil States Compensation Committee’s review of publically available competitive compensation data for that position, level of responsibility and ability to impact Oil States’ success. The AICP recognizes market differences in incentive award opportunities between organizational levels. Achieving results which exceed a minimum, or threshold, level of performance triggers an AICP payout. Performance results at or below the threshold (i.e. achieving a percentage ranging from 75% to 85% of the related AICP performance objective or less) will result in no AICP award. Targeted performance is earned when an executive achieves 100% of their AICP performance objective(s). Overachievement (i.e. achieving a percentage ranging from 120% to 125% of the related AICP performance objective) is the performance level at which incentive compensation is maximized. If the performance results fall between the threshold level and the target level, 0-100% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the overachieve level, 100-200% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. The 2013 award opportunities, expressed as a percentage of eligible AICP earnings (i.e. annual base salary), for the Named Executive Officers are outlined below:

	Threshold	Target	Overachievement
Bradley J. Dodson	0%	65%	130%
Frank C. Steininger[4]	—	—	—
Ron R. Green	0%	75%	150%
Peter L. McCann	0%	55%	110%

As shown in the table above, the maximum AICP overachievement percentage is limited to twice the target level percentage which helps mitigate the potential for excessive risk taking. In addition, targets and goals are adjusted to incorporate material acquisitions which also limits excessive risk taking.

At the beginning of each year, the Oil States Compensation Committee is responsible for establishing the AICP performance objectives based on recommendations by the Chief Executive Officer. The Oil States Compensation Committee sets performance goals that are measurable, achievable and quantifiable. At the end of each year, the Oil States Compensation Committee reviews the performance results of Oil States and the incentive awards to be paid to each executive officer and to all participants in the AICP, as a group. In its discretion, the Oil States Compensation Committee will interpret the AICP and has authority to make adjustments in individual, business unit or Oil States-wide results in its discretion. The Oil States Compensation Committee did not make any discretionary changes to the 2013 incentive payments to the Named Executive Officers.

Performance measures are selected and weighted by management and the Oil States Compensation Committee annually to give emphasis to performance criteria for which participants have influence. The Oil States Compensation Committee has established “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) as the primary corporate financial performance objective for each executive officer. In addition, a portion of the incentive potential for certain participants was based on return on investment (“ROI”) and, for certain of the executives, none of whom were Named Executive Officers, other strategic goals as determined appropriate for the executives’ areas of responsibilities. Other strategic goals and objectives varied and included measures such as safety performance. Performance goals may be similar for all executives or may be different to reflect more appropriate measures of corporate and business unit performance. The EBITDA and ROI targets are generally set based on Oil States or business unit annual budgeted financial statements which are approved by the board of directors of Oil States. The relative percentages of EBITDA and ROI used to evaluate Oil States’ executives are based upon the nature of each executive’s role in Oil States and how that role relates to overall goals and performance of Oil States. For example, for those divisions which have ROI criteria, executives responsible for the operation of those specific divisions or who have a significant impact over investment decisions with respect to such businesses have business-based or Oil States’ ROI as part of their performance measure if achievement of such measure is material to Oil States performance. Executives who have less control over segment-based or Oil States’ ROI, have performance measures more heavily weighted towards EBITDA. Oil States believes the use of tailored performance goals, which are closely aligned with drivers of Oil States’ success, furthers its compensation objective of reinforcing the relationship between strong individual performance of executives and overall business performance. Individual objectives are tailored to match areas of direct responsibility and impact on Oil States performance.

4 See Named Executive Officers table above for more information about Mr. Steininger.

For the Named Executive Officers, only EBITDA and ROI performance measures are used to determine AICP bonuses. For 2013, Mr. Dodson had 90% of his incentive compensation based on Oil States’ EBITDA and 10% of his incentive compensation based on Oil States’ ROI. Mr. Green’s incentive compensation was based 10% on Oil States’ EBITDA with the remainder tied to worldwide Accommodations’ EBITDA. Mr. McCann’s incentive compensation was based 100% on our Australian Accommodations’ EBITDA. Oil States’ EBITDA and pretax ROI targets, established in February 2013 based on Oil States’ annual operating plan, were $870 million and 15.4%, respectively. The EBITDA target for 2013 represented a 7.1% increase over 2012 actual results and the ROI target decreased from 16.5% in 2012 to 15.4% in 2013. Mr. Steininger held no position at and received no compensation from Oil States in 2013.

At the end of each year, the Oil States Compensation Committee reviews the performance results of Oil States and the total incentive awards to be paid to each executive officer based on such officer’s success in achieving the AICP performance objectives.

On a consolidated basis, Oil States achieved 167% of its targets for 2013. As a result, all executive officers received incentive plan payments for 2013 performance, reflecting, in large part, Oil States’ and most of its businesses’ strong overall performance versus budget and the profitable sale of the tubular services segment. These incentive plan payments under the AICP varied based upon the level of Oil States and business unit achievement of the related goals and objectives. Seven of ten AICP target groupings of Oil States, for AICP calculation purposes, including the consolidated group, exceeded their 2013 target EBITDA objectives. Mr. Dodson received a bonus above target in 2013. Messrs. Green and McCann received bonuses above the threshold level but below the target level in 2013. Each of the Named Executive Officers for the fiscal year ended December 31, 2013, received the following payments in February 2014 under the AICP for fiscal 2013 performance.

	AICP Award ($)	% of Eligible AICP Earnings
Bradley J. Dodson	$447,047	108%
Frank C. Steininger(1)	$—	—
Ron R. Green	$269,685	59%
Peter L. McCann	$193,291	51%

(1)	As described above, Mr. Steininger was not employed by Oil States during 2013 and, accordingly, did not participate in the AICP for fiscal 2013.

Long-term Incentives—Oil States makes certain stock-based awards under its 2001 Equity Participation Plan, which has been approved by Oil States’ stockholders, to better align the interests of executive officers with those of stockholders and to provide retention incentives. Specifically, the plan’s purposes are to:

●	provide an additional incentive for executives to further the growth, development and financial success of Oil States by personally benefiting through ownership of Oil States’ stock and/or rights; and

●

enable Oil States to obtain and retain the services of executives considered essential to the long term success of Oil States by offering them an opportunity to own stock in Oil States and/or rights which will reflect the growth, development and financial success of Oil States.

Oil States’ 2001 Equity Participation Plan provides for the grant of any combination of:

●	stock options;

●	restricted stock;

●	performance awards;

●	dividend equivalents;

●	deferred stock; and

●	stock payments or phantom stock awards.

Under Oil States’ 2001 Equity Participation Plan, Oil States has historically granted nonqualified stock options and time-vested restricted stock awards. Oil States amended the 2001 Equity Participation Plan on March 31, 2009, to provide for minimum vesting periods of one year for performance based awards and three years for tenure based awards, except for a small percentage of the authorized shares available for awards under the 2001 Equity Participation Plan. As a result of this amendment, vesting may occur earlier than the minimum vesting periods with respect to no more than 10% of shares cumulatively authorized under the 2001 Equity Participation Plan. Option lives range from six to ten years. Options are awarded at the NYSE’s closing price of Oil States’ common stock on the date of the grant, or the last preceding trading day if the award date is a date when markets are closed (“NYSE Closing Price”). Restricted stock awards, which are valued at the NYSE Closing Price, generally vest over a four year period at a rate of 25% per year; however, in special situations the Oil States Compensation Committee has approved awards with shorter vesting periods. The Oil States Compensation Committee has never granted options with an exercise price that is less than the NYSE Closing Price on the grant date.

Oil States’ 2001 Equity Participation Plan prohibits repricing or replacing underwater stock options or canceling or effecting a cash buyout of stock options without the approval of Oil States’ stockholders. Effective February 19, 2013, Oil States amended its 2001 Equity Participation Plan as follows:

●	The maximum value of performance awards to any participant in a calendar year is limited to $4,000,000;

●	Options forfeited or cancelled are not available to be “recycled” and awarded again;

●	An option agreement may not be cancelled or amended in exchange for cash or another equity award;

●	Loans from Oil States to plan participants are not permitted;

●	Dividend equivalents are not permitted to be credited to option awards and, for other awards, are not payable until the underlying deferred stock or performance award vests; and

●

The Oil States Compensation Committee may delegate to the Chief Executive Officer the right to grant awards under the 2001 Equity Participation Plan to any person who is not subject to Section 16 of the Exchange Act subject to conditions and restrictions that the Oil States Compensation Committee determines.

Oil States believes these changes to its 2001 Equity Participation Plan are consistent with “best practices” for equity plans for publicly traded companies. In determining appropriate awards, the Oil States Compensation Committee annually reviews each executive’s past performance and experience, his or her position and ability to contribute to the future success and growth of Oil States, time in the current job, base compensation and competitive market data. The Oil States Compensation Committee also takes into account the risk of losing the executive to other employment opportunities and the value and potential for appreciation in Oil States’ stock. The Oil States Compensation Committee also takes into consideration that, unlike some benchmark companies, Oil States has no defined benefit retirement plan nor any supplemental executive retirement benefits or similar arrangements. The Oil States Compensation Committee believes that stock options, restricted stock grants and, beginning in 2012, performance based and phantom stock, along with significant vesting requirements, are an effective method of reinforcing the long-term nature of Oil States’ business and creating retention incentives. In addition, grants of stock options, restricted stock and performance based and phantom stock awards reinforce alignment with stockholder interests. The Oil States Compensation Committee considers the foregoing factors and any other relevant factors and makes a subjective determination with respect to awarding equity based compensation to its executive officers.

Higher-level positions will generally have a greater percentage of their total compensation based on longer-term incentives which are performance based. The size of long-term incentive grants will vary from year to year and reflects a variety of factors including, among others, competitive market practices, retention priorities, total previous grants, current stock valuation, estimated future charges to earnings, and individual, business unit and company-wide performance. The Oil States Compensation Committee determines the award level for executives, if any, on an annual basis usually at its February meeting each year.

For 2013, Oil States incorporated a combination of nonqualified stock options, restricted stock awards, deferred stock awards, performance based awards and phantom stock awards as the primary executive long-term incentive and retention tool for the Named Executive Officers. Restricted stock and deferred stock awards offers the additional advantages of potentially reducing overall Oil States stock dilution relative to other awards, while improving Oil States’ executive retention prospects in a very competitive labor market. Oil States recognizes that options alone may not have adequate retention value in an industry that has historically been cyclical in nature. Oil States believes the introduction of performance based and phantom stock equity awards will add an incentive for continued outstanding performance, enhance Oil States’ ability to attract and retain talented executives in an increasingly competitive marketplace and benefit stockholder returns. The Oil States Compensation Committee weighs the cost of these grants with their potential benefit as an incentive, retention and compensation tool.

In administering the long-term incentive equity plan, the Oil States Compensation Committee is sensitive to the potential for dilution of future earnings per share. For this reason and because of other compensation design considerations, the Oil States Compensation Committee focuses the long-term incentive plan on employees who will have the greatest impact on the strategic direction and long-term results of Oil States by virtue of their senior roles and responsibilities.

Performance Based Awards. The performance based awards represent the right to receive shares of Oil States’ common stock, subject to forfeiture conditions and achieving performance objectives. Because of tax considerations in Canada and Australia, Mr. Dodson is the only named executive officer to have received a performance based award in the past. The performance based awards do not entitle their recipient to the right to vote, receive dividends or to any other privileges or rights of a stockholder of Oil States until such time as shares of Oil States’ common stock are delivered to the recipient following vesting of the performance based awards.

The performance based awards will vest contingent upon the Named Executive Officer’s continued employment with Oil States through the specified vesting date, and Oil States’ achievement of specified performance objectives during the performance period commencing on January 1st of the three year performance period and ending December 31st of the third year in the three year performance period. Depending on the level of performance achieved, Named Executive Officers may earn between 0% and 200% of the target number of shares of Oil States stock covered by the award, and the number of earned shares will typically be paid to the Named Executive Officer within two and a half months following the end of the performance period. The performance based awards made in February 2012 and February 2013 have a performance criteria that will be measured based upon Oil States’ achievement levels of average after-tax annual return on invested capital “ROIC” for the applicable three year performance period.

If the average annual after-tax ROIC over the three year performance period is less than or equal to 6% (the “Entry Level”), 100% of the performance awards will be forfeited. If the performance measure is equal to 9.5% (the “Target Level”), 100% of the performance awards will vest. If the performance measure is equal to or greater than 13%, (the “Over-Achieve Level”), 200% of the performance awards will vest. If the performance measure falls between the Entry Level and the Target Level, 0—100% of the performance awards will vest proportionately to the distance such performance measure falls between the two levels. If the performance measure falls between the Target Level and the Over-Achieve Level, 100—200% of the performance awards will vest proportionately to the distance such performance measure falls between the two levels. Upon certain events, such as a change in control or specified employment termination scenarios, the vesting of the performance awards may be accelerated.

Phantom Stock Awards. Oil States began awarding cash-settled phantom stock awards in 2012 under its phantom stock plan to certain executives in Canada because these awards were more tax efficient for Oil States and the executive. Phantom stock awards made on February 19, 2013 totaled 30,314 shares and will vest 33.3% per year on the first, second and third anniversary of the award date. Each phantom stock award entitles the holder to the cash equivalent amount equal to a share of Oil States stock on the vesting date.

Restricted Stock, Deferred Stock and Option Awards. Restricted stock awards in the amount of 5,500 restricted shares were made to Mr. Dodson on February 19, 2013 at the then fair market value of $80.25 per restricted share. Stock option awards with respect to 4,000 shares of Oil States common stock were made to Mr. Dodson on February 19, 2013 that had an exercise price of $80.25 per share based on the NYSE Closing Price and that had a Black Scholes fair market value on the date of grant of $28.31 per option award. These awards will vest in four equal installments on each anniversary of the grant date (so that the 2013 awards will be 100% vested on February 19, 2017), provided the named executive officer remains an employee continuously from the date of grant through the applicable vesting date. Vesting of the awards may be accelerated upon the occurrence of certain events, as described in detail below under “—Potential Payments Upon Termination or Change in Control.” While a Named Executive Officer holds nonvested restricted shares, he or she is entitled to all the rights of ownership with respect to the shares, including the right to vote the shares and receive dividends thereon (except that any dividends or other distributions paid in any form other than cash shall be subject to forfeiture restrictions applicable to the underlying award). Deferred stock award recipients are not entitled to vote and do not accrue dividends or awards until they vest.

Mr. Green received a grant of 15,000 shares of phantom stock in February 2013 which vests in three equal installments on each anniversary of the grant date. Mr. McCann received a deferred stock award of 6,000 shares in February 2013 which vests in four equal installments on each anniversary date.

Stock option grants, restricted and deferred stock awards and performance based and phantom stock awards are expensed to comply with Financial Accounting Standards Board, Accounting Standards Codification, Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718—Stock Compensation”). There is no program, plan or practice to time the grant of stock options and award restricted stock to executives in coordination with the release of material non-public information. Except in special circumstances, equity grants are made to employees annually at the time of the February meeting of the board of directors of Oil States. Executive officers and directors are prohibited from trading options or any derivative type of contract related to Oil States’ stock.

Benefits

Employee benefits are designed to be broad based, competitive and to attract and retain employees. From time to time the Oil States Compensation Committee reviews plan updates and recommends that Oil States implement certain changes to existing plans or adopt new benefit plans.

Health and Welfare Benefits

Oil States offers a standard range of health and welfare benefits to all employees including executives. These benefits include: medical, prescription drug, vision and dental coverages, life insurance, accidental death and dismemberment, long-term disability insurance, flexible spending accounts, employee assistance, business travel accident insurance and 529 college savings plans. Executive officers make the same contributions for the same type of coverage and receive the same level of benefit as any other employee for each form of coverage /benefit.

Retirement Plans

Oil States does not offer a defined benefit retirement plan. Oil States does offer a defined contribution 401(k) retirement plan to substantially all of its U.S. employees. Participants may contribute from 1% to 75% of their base and cash incentive compensation (subject to IRS limitations), and Oil States makes matching contributions under this plan on the first 6% of the participant’s compensation (100% match of the first 4% employee contribution and 50% match on the next 2% contribution). Oil States’ matching contributions vest at a rate of 20% per year for each of the employee’s first five years of service and then are immediately vested thereafter. A similar defined contribution retirement plan is in place and available to Oil States’ Canadian employees, including Mr. Green. See “Canadian Retirement Savings Plan” below. In Australia, employers must contribute 9.25% of base salary, up to a capped limit of A$192,160, into an employee’s superannuation fund or savings account as part of the Government’s compulsory Superannuation Guarantee. The capped limit is indexed each year.

Deferred Compensation Plan

Oil States maintains a nonqualified deferred compensation plan (the “Deferred Compensation Plan”) that permits eligible employees and directors to elect to defer all or a part of their cash compensation (base and/or incentives) from Oil States until the termination of their status as an employee or director. Employees that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match on compensation deferred equivalent to what would have been matched in Oil States’ 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive compensation) during the year. The Oil States Compensation Committee administers the Deferred Compensation Plan. Participating employees are eligible to receive from Oil States a matching deferral under the Deferred Compensation Plan that is intended to compensate them for contributions they could not receive from Oil States under the 401(k) plan due to the various limits imposed on 401(k) plans by U.S. federal income tax laws. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions.

Participants in the Deferred Compensation Plan are able to invest contributions made to the Deferred Compensation Plan in investment funds selected by Oil States Retirement Plan Committee, which also mirror the 401(k) plan investment funds. Oil States’ percentage match on employee contributions vests in the same manner as in Oil States’ 401(k) plan. Employee contributions into the Deferred Compensation Plan are automatically vested and an employee can defer up to 75% of their salary and bonus compensation. Since the investment choices under the Deferred Compensation Plan are identical to the choices available under Oil States’ 401(k) Plan, no above market or preferential earnings are provided under the Deferred Compensation Plan. As such, no earnings on Deferred Compensation Plan amounts are reported in the Summary Compensation table. Oil States Retirement Plan Committee is composed of employees. The Oil States Compensation Committee has established a grantor trust to hold the amounts deferred under the Deferred Compensation Plan by Oil States’ officers and directors. All amounts deferred under the Deferred Compensation Plan remain subject to the claims of Oil States’ creditors.

Allocation of net income (or net loss) in each participant’s account is divided into sub accounts to reflect each participant’s deemed investment designation in a particular fund(s). As of each valuation date, the net income (or net loss) of each fund is allocated among the corresponding sub accounts of the participants. Each sub account is credited with (or debited for) that portion of such net income (or net loss) due to the change in the value of each corresponding sub account from the prior valuation date.

Generally, each participant in the Deferred Compensation Plan will receive (i) a lump sum distribution or installment payments (at the participant’s election) upon termination of the participant’s service with Oil States and its affiliates or (ii) a lump sum distribution upon a change of control (as defined in the 2001 Equity Participation Plan). For “Key Employees,” as defined in IRS regulations, distributions of deferrals made after 2004 are delayed at least six months. Any other withdrawals by the participant will be made in compliance with limitations imposed under Section 409A of the Internal Revenue Code.

Canadian Retirement Savings Plan

As described under the “Retirement Plans,” Oil States offers a defined contribution retirement plan to its Canadian employees. In Canada, Oil States contributes, on a matched basis, an amount up to 5% of each Canadian based, salaried employee’s (including Mr. Green) earnings (base salary plus annual incentive compensation) to the legislated maximum for a Deferred Profit Sharing Plan (DPSP—Maximum for 2013—$12,135). DPSP is a form of defined contribution retirement savings plan governed by Federal Tax legislation which provides for deferral of tax on deposit and investment return until removed from the plan to support retirement income. Employer contributions vest upon the completion of two years of service. Employee contributions are required in order to be eligible for the DPSP employer matching. Maximum employer matching (5% noted above) is attained with (6%) employee contribution which would go into a Group Registered Retirement Savings Plan (GRRSP). The two plans work in tandem.

Contributions to the “Retirement Savings Plan” for Mr. Green (as with all of the Canadian based salaried employees) is subject to the annual maximum registered savings limit of C$23,820 in 2013 as set out in the Canadian Tax Act.

Participation in the plan is voluntary and matching contributions start after 90 days of employment. Funds are paid by the company to the third party plan administrator and the funds are invested by the administrator on behalf of the employee in accordance with the employee’s investment direction from within a broad range of investment options. Apart from the annual contributions, any growth in the member’s account is dependent upon the investment decisions made by that individual. Oil States makes no investment decisions on behalf of the employee and has no obligations under the Retirement Savings Plan other than to remit the defined contributions to the plan administrator for subsequent deposit into member accounts and to periodically assess the roles and execution of services by the plan administrator.

The matching contributions noted above (5% employer based upon 6% from employee) are first directed into the tax deferred or registered plans as described above up to Revenue Canada annual limits. For certain employees who by virtue of compensation level would exceed these limits, contributions are then allocated to employee and employer accounts in a Non Registered Savings Plan (NRSP). This plan functions in a manner similar to Oil States’ Deferred Compensation Plan. The same basic principles of design and provision apply with the primary difference that the NRSP is annually taxable in regards to investment return.

Other Perquisites and Personal Benefits

Oil States generally does not offer any perquisites or other personal benefits to any executive with an aggregate value over $10,000. Some executives do have Oil States paid club memberships, which are used for business purposes.

Compensation Consultant

In 2013, the Oil States Compensation Committee engaged Frederic W. Cook & Co., Inc. (the “Consultant”) to provide independent advice on executive compensation matters. In 2013, the Consultant confirmed to the chair of the Oil States Compensation Committee certain industry compensation data provided by management and provided feedback regarding proposed compensation terms to the Committee. The Oil States Compensation Committee Chairman pre-approved the scope of the work to be performed by and the fee arrangement with the Consultant, which was based on agreed upon rates per hour. The Consultant’s engagement was limited to executive compensation projects for the Oil States Compensation Committee, and no other services were provided to Oil States or management. Fees paid to the Consultant in 2013 did not exceed $120,000.

Oil States Executive Compensation Policies

●

Repricing Stock Options—Oil States’ practice is to price awards at the market price on the date of award. Oil States’ Equity Participation Plan prohibits any repricing of options without shareholders’ approval.

●

Securities Trading Policy—Oil States prohibits directors, officers and certain other managers from trading Oil States’ securities on the basis of material, non-public information or “tipping” others who may so trade on such information. In addition, the policy prohibits trading in Oil States’ securities without obtaining prior approval from Oil States’ Compliance Officer. Executive officers and directors are prohibited from trading options on any derivative type of contract related to Oil States’ stock.

●

Clawback Policy—To date, Oil States has not adopted a formal clawback policy to recoup incentive based compensation upon the occurrence of a financial restatement, misconduct or other specified events. However, the performance based awards granted to Oil States’ named executive officers as part of its 2013 long-term incentive compensation program do include language providing that the award may be cancelled and the officer may be required to repay Oil States for any realized gains to the extent required by applicable law. The Oil States Compensation Committee is currently evaluating the practical, administrative, and other implications of implementing and enforcing a clawback policy, and intends to adopt a clawback policy in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 once additional guidance is promulgated by the Securities and Exchange Commission.

●

Executive Stock Ownership Guidelines and Holding Period—Effective February 16, 2007, Executive Stock Ownership Guidelines were adopted by the Oil States Compensation Committee to further align the interests of executives with the interests of stockholders and further promote Oil States’ commitment to sound corporate governance.

The Executive Stock Ownership Guidelines are calculated based on a multiple of the executive’s base salary, which is then converted to a fixed number of shares. Once the ownership guideline is established for an executive and communicated, the executive has four years to attain the targeted level of ownership. An executive’s ownership guideline does not automatically change as a result of changes in his or her base salary or fluctuations in Oil States’ common stock price. However, the Oil States Compensation Committee may, from time to time, reevaluate and revise participants’ guidelines to incorporate these types of events. An executive’s stock ownership guideline may also increase because of a change in title. The ownership guidelines for the senior executives are as follows:

Stock Ownership Level

Position	Multiple of Salary
Chief Executive Officer	3X
Executive Officers (Section 16)	2X
Corporate Vice Presidents	1X

Stock that counts toward satisfaction of the Executive Stock Ownership Guidelines includes:

●	Oil States shares owned outright (i.e. open market purchases) by the executive or his or her immediate family members residing in the same household;

●	Vested Oil States restricted stock awards that are issued as part of the executive’s long-term compensation;

●	Oil States shares acquired upon option exercise that the executive continues to hold;

●	Oil States shares held in Oil States’ Deferred Compensation Plan; and

●	Oil States shares beneficially owned through a trust.

Covered executives are required to achieve their Stock Ownership Guideline within four years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are executive officers of Oil States. All covered executives are in compliance with the Stock Ownership Guidelines except for Mr. Green for whom the deadline has been extended due to the tax inefficiencies of issuing restricted stock in Canada. Once achieved, ownership of the guideline amount must be maintained for a holding period as long as the individual is subject to Executive Stock Ownership Guidelines.

Executive and Change of Control Agreements

Oil States maintains Executive Agreements with Messrs. Dodson and Green. The Executive Agreements are not considered employment agreements and the executives are employed “at will” by Oil States. These agreements provide protection in the event of a qualified termination, which is defined as an (i) involuntary termination of the executive officer by Oil States other than for “Cause” or (ii) either an involuntary termination other than for “Cause” or a voluntary termination by the executive for “Good Reason,” in each case, during a specified period of time after a corporate “Change of Control” (as defined in each Executive Agreement) of Oil States. The triggering events were selected due to the executive not having complete control of their circumstances. Executives are exercising control over their circumstances when they resign voluntarily without Good Reason or are terminated for Cause. As a result, these events do not trigger any payments.

If a qualified termination occurs other than during the 24-month period following a corporate Change of Control, the Executive Agreements provide (i) for payments based on the executive officer’s base salary and target annual bonus amount, (ii) that all restrictions on restricted stock and phantom stock units will lapse and (iii) for continued health benefits for 24 months. Any vested, non-qualified stock options would expire after 3 months of the date of termination if not exercised prior to their expiration.

The Change of Control provision in the Executive Agreement is intended to encourage continued employment by Oil States of its executive officers and to allow such executive to be in a position to provide assessment and advice to the board of directors of Oil States regarding any proposed Change of Control without concern that such executive might be unduly distracted by the uncertainties and risks created by a proposed Change of Control. Unlike “single trigger” plans that pay out immediately upon a change of control, Oil States’ agreement requires a “double trigger” (i.e. a change of control along with an involuntary loss of employment). If the qualified termination occurs during the 24-month period following a corporate Change of Control, the agreements provide for a lump sum payment to the executive officer based on the executive officer’s base salary and target annual incentive amount. In addition, with respect to such a qualified termination, the agreements provide that all restricted stock, performance shares, phantom stock units and options will become vested, that all restrictions on such awards will lapse and that outstanding stock options will remain exercisable for the remainder of their terms. The executive officer will also be entitled to (A) health benefits until the earlier of (i) 36 months and (ii) the date the executive begins receiving comparable benefits from a subsequent employer, (B) vesting of all contributions to our 401(k) plan and Deferred Compensation Plan to the extent not already vested and (C) outplacement services equal to a maximum of 15% of the executive’s salary at the time of termination until the earliest to occur of (i) December 31 of the second calendar year following the year of termination and (ii) the date the executive accepts subsequent employment. The executive agreement entered into with Mr. Dodson during 2009 entitles him to be made whole for any excise taxes incurred with respect to severance payments that are in excess of the limits set forth under the Internal Revenue Code. The executive agreement entered into with Mr. Green does not contain excise tax gross up protection. See “Potential Payments Under Termination or Change of Control” in this Proxy Statement for additional disclosures of severance and Change of Control payments for Named Executive Officers.

The Executive Agreements have a term of three years and are extended automatically for one additional day on a daily basis for a period of three years, unless notice of non-extension is given by the board of directors of Oil States, in which case the agreement will terminate on the third anniversary of the date notice is given. To receive benefits under the Executive Agreement, the executive officer will be required to execute a release of all claims against Oil States. Certain terms of the Executive Agreements are summarized below.

Under the terms of each of their Executive Agreements, Messrs. Dodson and Green will be entitled to receive a lump sum payment equal to two times his base salary and target annual incentive amount if a qualified termination occurs during the 24-month period following a corporate Change of Control. If a qualified termination occurs other than during the 24-month period following a Change of Control, Messrs. Dodson and Green will be entitled to receive a lump sum payment equal to one year of his base salary and target annual incentive amount as well as other benefits described above.

The Separation of Civeo is not a change of control event and therefore will not entitle executive officers of Oil States to any change of control benefits.

Foreign Assignment Agreement

On May 3, 2011, Oil States entered into an assignment letter with Mr. Green setting forth certain terms and conditions governing his temporary assignment in Sydney, Australia in connection with the integration of an acquisition and the expansion of the Oil States’ accommodations business in Australia. Mr. Green’s assignment ended in June 2012. During the term, the assignment letter provided that Mr. Green’s base salary may be paid in either Canadian or Australian currency, and that Mr. Green would be provided health, welfare, retirement plan, and workers compensation benefits that are comparable to the benefits he received prior to his temporary assignment. The assignment letter also provided Mr. Green with the following payments and allowances in addition to his base salary: (i) a monthly cost of living adjustment if the cost-of-living in Australia is determined to be higher than in Canada, including $810 per month to compensate him for additional food costs; (ii) payment for furnished rental housing in Australia within established guidelines; (iii) payment of reasonable expenses associated with maintaining Mr. Green’s residence in Canada, including association fees, property management, security, lawn care, routine house-keeping services and similar items; (iv) payment for the reasonable cost of utilities in Australia, including gas, water and electric; (v) tax equalization benefits to ensure Mr. Green does not pay more in taxes than he would if not on assignment, including the cost of an external tax consultant to assist in the preparation and processing of tax returns in both countries; (vi) payment of costs associated with obtaining necessary passports, visas and work permits; (vii) reimbursement of up to $5,000 to cover incidental relocation expenses; (viii) payment of costs for air shipment of personal effects and belongings; (ix) payment for business class airfare for Mr. Green to travel to Australia and for related meals, incidentals and excess baggage fees; (x) payment of temporary living expenses in Australia for up to 30 days, including meals and incidental expenses; (xi) use of an Oil States vehicle and payment of expenses associated with fuel and operating costs; (xii) provision of business class airfare to Canada and related travel expenses in the event of a death or serious illness in Mr. Green’s immediate family; and (xiii) repatriation benefits, including business-class airfare to Canada, reimbursement of relocation expenses up to $5,000 and a completion bonus. Severance benefits for Mr. Green are addressed in his Executive Agreement; however, upon termination of Mr. Green’s assignment in June 2012, all allowances and benefits provided for in the assignment letter ceased, and Oil States paid for the cost of airfare and reasonable expenses for him to return to Canada. During 2013, Mr. Green was paid a completion bonus of C$255,940 as a result of his foreign assignment.

Agreement with Our Chief Financial Officer

Mr. Steininger has agreed to consult for the Company beginning in March 2014 pending the completion of the spin-off transaction. Following the completion of the spin-off transaction, Mr. Steininger is expected to be named the Senior Vice President, Chief Financial Officer and Treasurer of Civeo. His consulting agreement provides for a weekly fee of $7,692, paid bi-weekly, and contains a provision for the payment of one year of compensation should the spin-off not occur. In addition, pursuant to Mr. Steininger’s consulting agreement he is eligible to receive upon the completion of the spin-off, a grant of equity or equity-based awards with respect to Civeo common stock with grant date value of approximately $800,000.

After the completion of the spin-off transaction, Mr. Steininger is expected to enter into an executive agreement, to participate in the Civeo equity participation plan and be eligible for benefits available to other named executive officers.

Effects of Spin-off on Outstanding Executive and Other Compensation Awards

Pursuant to the terms of the Employee Matters Agreement, Oil States and Civeo expect for the following to occur with respect to outstanding Oil States compensation awards:

●	Not a Change of Control. The spin-off will not constitute a change of control or similar event under the Oil States or Civeo compensation programs.

●

Restricted Shares Held by Civeo Employees. All outstanding Oil States restricted shares held by current employees of Civeo will be cancelled upon the spin-off, with the holder thereof entitled to receive a number of time-vested restricted shares of Civeo common determined in a manner to preserve the pre spin-off value of the prior Oil States restricted shares based upon the relative stock prices of Civeo and Oil States. Following the spin-off, such awards will be subject to similar terms and conditions as the prior award, except that they will vest based upon continued service with or a change of control of Civeo rather than Oil States.

●

Other Time-Vested Equity Awards held by Civeo Employees. All outstanding Oil States and other time-vested equity and equity-based awards held (other than restricted shares) by Civeo employees (including those held by Civeo’s named executive officers) will be converted upon the completion of the spin-off into the same type of award with respect to Civeo common stock, with the number of shares and exercise price of such award, as applicable, adjusted based upon the relative stock prices of Civeo and Oil States to preserve the value of the award prior to the spin-off. Following the spin-off, such awards will be subject to the same terms and conditions as prior to the spin-off, except that they will vest based upon continued service with or a change of control of Civeo rather than Oil States.

●

Time-Vested Equity Awards held by Oil States Employees. All outstanding Oil States options, restricted shares and other time-vested equity and equity-based awards held by current and former Oil States employees and directors will be modified upon the completion of the spin-off based upon the relative pre-and post-spin-off stock prices of Oil States such that the number of shares and exercise price of such award, as applicable, are adjusted based upon the relative stock prices of Civeo and Oil States to preserve the value of the award prior to the spin-off. Following the spin-off, such awards will remain subject to the same terms and conditions as prior to the spin-off.

●

Performance-Based Equity Awards held by Civeo Employees. Performance-based deferred stock awards held by Civeo employees (including those held by Civeo’s named executive officers) will be cancelled with the holder thereof entitled to receive a grant of time-vested restricted shares of Civeo common stock, with the number of such time-vested restricted shares determined based upon the number of Oil States shares issuable upon settlement based upon the actual attainment of performance objectives to date as of Oil States’ most recently-completed fiscal quarter, adjusted based upon the relative stock prices of Civeo and Oil States to preserve the value of the award prior to the spin-off. Following the spin-off, such awards will vest based upon continued service with or a change of control of Civeo and will not be subject to performance vesting conditions.

●

Performance-Based Equity Awards held by Oil States Employees. Performance-based deferred stock awards held by Oil States employees will be cancelled with the holder thereof entitled to receive a grant of time-vested restricted shares of Oil States common stock, with the number of such time-vested restricted shares determined based upon the number of Oil States shares issuable upon settlement based upon the actual attainment of performance objectives to date as of Oil States’ most recently-completed fiscal quarter, adjusted based upon the relative stock prices of Civeo and Oil States to preserve the value of the award prior to the spin-off. Following the spin-off, such awards will vest based upon continued service or a change of control of Oil States and will not be subject to performance vesting conditions.

●

Annual Cash Incentive Plan Awards. From and after the spin-off, all employees of Civeo (including each of Civeo’s named executive officers) will cease participation in Oil States’ annual incentive plan, and all cash incentive awards for 2014 will be provided under Civeo’s annual incentive programs, provided that Civeo will assume any accrued liabilities as of the date of the spin-off and any performance targets established by Oil States for 2014 which relate to the performance of the accommodations business.

●

Individual Agreements. All obligations of Oil States under the existing executive agreements and foreign assignment agreements between Oil States and Civeo’s employees (including Civeo’s named executive officers) will be assumed by Civeo effective as of the distribution, with such modifications to reflect the spin-off, if any, as are mutually agreed between Civeo and the individual. For a description of the current terms of such agreements, see “Compensation Discussion & Analysis—Executive and Change of Control Agreements.”

●

Other Compensation Programs. Unless otherwise agreed upon between Oil States, Civeo and any employee, from and after the spin-off, all employees of Civeo (including each of Civeo’s named executive officers) will cease active participation in all other benefit plans and compensation programs of Oil States and will instead become participants in the comparable plan or program of Civeo, to the extent Civeo provides for such a comparable program.

Civeo Compensation Programs

As described below, prior to the spin-off, Civeo will adopt an equity participation plan similar to that sponsored by Oil States pursuant to which it will issue awards upon the conversion of prior Oil States awards held by Civeo as well as, in the discretion of Civeo’s board of directors and compensation committee, future awards to Civeo’s employees, officers and directors.

The other compensation programs of Civeo that will be in effect following the spin-off are still being developed and have not yet been finalized. We anticipate that the compensation programs and policies of Civeo following the spin-off will generally be similar to those currently maintained by Oil States.

Chief Executive Officer Compensation

Civeo's board of directors has approved certain changes to Bradley J. Dodson's compensation to go in effect in connection with the spin-off. Specifically, Civeo's board of directors has approved an increase in Mr. Dodson's base salary to $575,000, an initial annual bonus target of 90% of his base salary and a long-term equity incentive award.

Spin-Off Equity Compensation Grants

Prior to the date of the spin-off, Civeo’s board of directors is expected to approve grants of Civeo restricted shares under the EPP to individuals who will serve as officers and employees of Civeo from and after the spin-off, with such grants effective as of the completion of the spin-off. The number of restricted shares issued to each such individual pursuant to such grants will depend upon Civeo’s stock price at the time of grant, with the aggregate grant date value of all such Civeo restricted shares granted upon completion of the spin-off (other than those restricted shares granted in connection with the cancellation of existing Oil States equity compensation awards) expected to be up to $3,000,000.

Civeo's named executive officers are expected to receive restricted shares upon the spin-off with the following approximate grant date fair values: Bradley J Dodson ($606,704) and Frank C. Steininger ($800,000).

The restricted shares granted upon completion of the spin-off are expected to vest in equal annual installments over the four-year period following the grant date.

2014 Equity Participation Plan

Prior to the spin-off, Civeo’s board of directors will have adopted, and Oil States, in its capacity as the sole stockholder of Civeo will have approved, the EPP to attract and retain employees, consultants and directors. The description of the EPP set forth below is a summary of the material features of the EPP. This summary, however, does not purport to be a complete description of all of the provisions of the EPP and is qualified in its entirety by reference to the EPP, a copy of which is filed as an exhibit to the registration statement of which this information statement is a part. The EPP provides for the grant of equity-based awards, including options to purchase shares of Civeo common stock, restricted stock awards, deferred stock awards, performance awards, dividend equivalents or stock payments.

Share Limits

Up to 4,000,000 shares will be available for issuance under the EPP (including those shares issuable in connection with the conversion of Oil States awards to Civeo awards in connection with the spin-off).

Pursuant to the EPP, if any award, expires or is forfeited and canceled without having been fully vested, the shares subject to such restricted stock, performance awards, dividend equivalents, awards of deferred stock or stock payments or other right but as to which such restricted stock performance awards, dividend equivalents, awards of deferred stock or stock payments or other right was not vested prior to its expiration or cancellation will again be available for the grant of an award under the EPP. Notwithstanding the foregoing, shares of Civeo common stock subject to an award under this EPP shall not again be made available for issuance as awards under the EPP if such shares are (a) tendered in payment for an award, (b) delivered or withheld for payment of taxes or (c) not issued or delivered as a result of a net settlement process.

The maximum number of shares of common stock that may be subject to options, restricted stock or deferred stock granted to any one individual in any calendar year may not exceed 800,000 shares of common stock (subject to certain adjustment for mergers, recapitalizations, stock splits and other changes in Civeo common stock). The maximum value of performance awards granted under the EPP to any individual in any calendar year may not exceed $4.0 million.

Administration

The EPP will be administered by the compensation committee of Civeo’s board of directors, except in the event Civeo’s board of directors chooses to administer the EPP. Subject to the terms and conditions of the EPP, the compensation committee has broad discretion to administer and interpret the EPP, including the power to determine the employees and directors to whom awards will be granted, the type of awards to be granted, the number of shares to be subject to awards and the terms and conditions of awards.

Eligibility

The compensation committee will determine the employees, consultants and directors who are eligible to receive awards under the EPP.

Awards

Under the terms of the EPP, the compensation committee, and at the compensation committee’s sole discretion, the chief executive officer may grant options, restricted stock awards, deferred stock awards, performance awards, dividend equivalents or stock payments.

Options. Civeo may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. Except as provided below, the exercise price of a stock option cannot be less than 100% of the fair market value of a share of Civeo common stock on the date on which the option is granted. In the case of an incentive stock option, the option must not be exercisable more than ten years from the date of grant or, in the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock the option must not be exercisable more than five years from the date of grant.

Restricted Stock Awards. Civeo may grant awards of restricted stock consisting of shares of common stock that are issued but subject to such restrictions as the compensation committee may provide, including, without limitation, restrictions concerning voting rights and transferability and forfeiture restrictions based on duration of employment with Civeo and individual performance. The compensation committee determines the other terms and conditions that will apply to any restricted stock award, which may include the achievement of Performance Objectives (as described below under “–Performance Awards.”).

Performance Awards. Civeo may grant performance awards to eligible individuals selected by the compensation committee. The value of such performance awards may be linked to the achievement of such specific Performance Objectives (as described below under “–Performance Awards”) determined to be appropriate by the compensation committee over any period or periods determined by the compensation committee. In making such determinations, the compensation committee will consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular employee or consultant. The maximum value of performance awards granted under the EPP to any individual in any calendar year will not exceed $4.0 million.

Dividend Equivalents. Civeo may grant dividend equivalents to any eligible individual selected by the compensation committee based on the dividends declared on Civeo common stock, to be credited as of dividend payment dates, during the period between the date a deferred stock award or performance award is granted, and the date such deferred stock award or performance award vests or expires, as determined by the compensation committee. Such dividend equivalents shall be converted to cash or additional shares of common stock by such formula and at such time and subject to such limitations as may be determined by the compensation committee. Dividend equivalents shall not be paid out prior to the time the underlying deferred stock or performance award vests.

Stock Payments. Civeo may make stock payments to any eligible individual selected by the compensation committee in the manner determined from time to time by the compensation committee. The number of shares shall be determined by the compensation committee and may be based upon the fair market value, book value, net profits or other measure of the value of Civeo common stock or other specific performance criteria determined appropriate by the compensation committee, determined on the date such stock payment is made or on any date thereafter.

Deferred Stock Award. Civeo may grant a deferred stock award to any to any eligible individual selected by the compensation committee in the manner determined from time to time by the compensation committee. The number of shares of deferred stock shall be determined by the compensation committee and may be linked to the achievement of such specific performance objectives determined to be appropriate by the compensation committee over any period or periods determined by the compensation committee. Common stock underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or Performance Objectives (as described below under “–Performance Awards”) set by the compensation committee, as the case may be. Unless otherwise provided by the compensation committee, a recipient of deferred stock shall have no rights as a Civeo stockholder with respect to such deferred stock until such time as the award has vested and the Civeo common stock underlying the award has been issued.

Performance Objectives

Awards under the EPP intended to qualify as performance based compensation under Section 162(m)(4)(C) of the Code will be subject to any additional limitations set forth in Section 162(m) of the Code and any applicable regulations or rulings thereunder that are requirements for such awards to so qualify. Specifically, but not by way of limitation, awards under the EPP, other than stock options, may be linked to the achievement of objectives (the “Performance Objectives”), if any, established by the compensation committee, which may be described in terms of company-wide objectives, in terms of objectives that are related to performance of a division, subsidiary, department or function within the Civeo or an affiliate in which the EPP participant receiving the award is employed or in individual or other terms, and which will relate to the period of time determined by the compensation committee. The Performance Objectives intended to qualify under Section 162(m) of the Code will be with respect to one or more of the following: (i) net income; (ii) pre-tax income; (iii) operating income; (iv) cash flow; (v) earnings per share; (vi) earnings before any one or more of the following items: interest, taxes, depreciation or amortization; (vii) return on equity; (viii) return on invested capital or assets; (ix) cost reductions or savings; (x) funds from operations and (xi) appreciation in the fair market value of the Civeo common stock. The compensation committee shall determine, in its discretion at the time of an award, which objectives to use with respect to an award, the weighting of the objectives if more than one is used, and whether the objective is to be measured against a company-established budget or target, an index or a peer group of companies. A Performance Objective need not be based on an increase or a positive result and may include, for example, maintaining the status quo or limiting economic losses.

Effect of Change of Control

Except to the extent that an award agreement specifies to the contrary, in the event of a change of control (as defined by the EPP) of Civeo, all outstanding awards will automatically become fully vested immediately prior to such change of control (or such earlier time as set by the compensation committee), and all restrictions, if any, applicable to such awards will lapse, and all performance criteria, if any, with respect to such awards will be deemed to have been met at their target level.

Amendment and Termination of the EPP

Civeo’s board of directors or the compensation committee may amend, suspend or terminate the EPP at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. Civeo’s board of directors and the compensation committee may generally amend the terms of any outstanding award under the EPP at any time. However, no action may be taken by our board of directors or the compensation committee under the EPP that would impair a participant’s rights under a previously-granted award without the participant’s consent.

No awards may be granted after the EPP has terminated or while the EPP is suspended. No incentive stock option may be granted under the EPP after ten years from the effective date of this EPP.

Short-Term Incentive Plan

Prior to the spin-off, Civeo’s board of directors will have adopted, and Oil States, in its capacity as the sole stockholder of Civeo will have approved, the Civeo Corporation Annual Incentive Plan (the “AIP”) to attract and retain employees. The AIP will provide for annual short-term cash incentives based upon the attainment of certain performance goals. Awards under the AIP intended to qualify as performance based compensation under Section 162(m)(4)(C) of the Code will be subject to any additional limitations set forth in Section 162(m) of the Code and any applicable regulations or rulings thereunder that are requirements for such awards to so qualify. These limitations are described above with respect to the EPP.

The Performance Objectives under the AIP for awards intended to qualify as performance based compensation under Section 162(m) of the Code will be the same as provided for under the EPP, which include: (i) net income; (ii) pre-tax income; (iii) operating income; (iv) cash flow; (v) earnings per share; (vi) earnings before any one or more of the following items: interest, taxes, depreciation or amortization; (vii) return on equity; (viii) return on invested capital or assets; (ix) cost reductions or savings; (x) funds from operations and (xi) appreciation in the fair market value of the Civeo common stock. The compensation committee shall determine, in its discretion at the time of an award, which objectives to use with respect to an award, the weighting of the objectives if more than one is used, and whether the objective is to be measured against a company-established budget or target, an index or a peer group of companies. Like under the EPP, a Performance Objective need not be based on an increase or a positive result and may include, for example, maintaining the status quo or limiting economic losses.

SUMMARY COMPENSATION TABLE

The following table sets forth certain information regarding compensation paid in respect of specified periods to the Named Executive Officers of Civeo. In 2013, the Named Executive Officers (other than Mr. Steininger) were employed by, and were compensated by, Oil States.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Bradley J. Dodson Chief Executive Officer	2013	413,077	842,625	113,240	447,047	45,413	1,861,403
Frank C. Steininger (2) Senior Vice President, Chief Financial Officer and Treasurer	2013	—	—	—	—	—	—
Ron R. Green (3) Senior Vice President, North America	2013	429,134	1,203,750	—	253,435	286,147	2,172,466
Peter L. McCann (4) Senior Vice President, Australia	2013	358,638	481,500	—	193,291	15,326	1,048,755

(1)

These columns represent the dollar amounts for the years shown of the aggregate grant date fair value of restricted stock awards, performance based awards and phantom stock awards and option awards, as applicable, granted in those years computed in accordance with FASB ASC Topic 718—Stock Compensation. Generally, the aggregate grant date fair value is the aggregate amount that Oil States expects to expense in its financial statements over the award’s vesting schedule (generally four years) and, for performance based awards, is based upon the probable outcome of the applicable performance conditions. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect Oil States’ future accounting expense for these awards and options, and do not necessarily correspond to the actual value that will be recognized by the named executive officers. All options awarded were priced at the date of the award. See Note 15 to Oil States’ consolidated financial statements on Form 10-K for the year ended December 31, 2013 for additional detail regarding assumptions underlying the value of these awards. The performance based stock awards can potentially achieve a maximum number of shares equal to 200% of the target level of shares, depending on Oil States’ performance.

(2)

Mr. Steininger was not an employee of Oil States during 2013 and, accordingly, no amounts are reflected with respect to him in this table. See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Steininger’s employment arrangements.

(3)

Compensation reported for Mr. Green, other than stock awards and option awards, was made in Canadian dollars and is reflected in this table in U.S. dollars using the average exchange rate for each year. U.S. dollar to Canadian dollar exchange for 2013 was $0.93971. Mr. Green’s stock awards are “Phantom Stock Awards.”

(4)

Compensation reported for Mr. McCann, other than stock awards and option awards, was made in Australian dollars and is reflected in this table in U.S. dollars using the average exchange rate for each year. U.S. dollar to Australian dollar exchange for 2013 was $0.89249.

(5)

Amounts of “Non-Equity Incentive Plan Compensation” paid to each of the Named Executive Officers were made pursuant to Oil States’ Annual Incentive Compensation Plan. For a description of this plan, see “Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation.”

(6)	The 2013 amount shown in “All Other Compensation” column reflects the following for each Named Executive Officer:

	Retirement Plan Match ($)(a)	Deferred Compensation Plan Match ($)(a)	Other ($)(b)	Total ($)
Bradley J. Dodson	14,872	28,533	2,008	45,413
Frank C. Steininger (c)	—	—	—	—
Ron R. Green (d)	9,206	36,441	240,509	286,156
Peter L. McCann (d)	15,326	—	—	15,326

__________________
(a)

Represents the matching contributions allocated by Oil States to Mr. Dodson, except Mr. Green, pursuant to the 401(k) Retirement Plan and the Deferred Compensation Plan as more fully described in “Compensation Discussion and Analysis—Retirement Plans”, included herein. Mr. Green received the matching contributions in the Canadian Retirement Savings Plan and Canadian Non-Registered Savings Plan. Mr. McCann received a contribution to his Australian Superannuation fund as required by Australian law.

(b)	The amounts shown in the “Other” column in the table above include club dues and the imputed income attributable to term life insurance benefits provided for Messrs. Dodson. Mr. Green’s other compensation includes a $240,509 completion bonus paid in connection with his foreign assignment.

(c)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Steininger’s employment arrangements.

(d)	The payments described above were converted to U.S. dollars using average exchange rates of $0.93971 for Canadian dollars and $0.89249 for Australian dollars.

Messrs. Dodson and Green are parties to Executive Agreements, which agreements are not considered employment agreements. For a description of these agreements, see “Compensation Discussion and Analysis—Executive and Change of Control Agreements.” The compensation amounts described in the preceding table were determined as described under “Compensation Discussion and Analysis—Elements of Compensation.” The material terms of the awards reported in the Grants of Plan Based Awards Table below are described in the “Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation” and “—Long-Term Incentives.”

GRANTS OF PLAN BASED AWARDS

The following table provides information about equity and non-equity awards granted to Named Executive Officers in 2013, including the following: (1) the grant date; (2) the estimated future payouts under the non-equity incentive plan, which is discussed in “Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation”, included herein; (3) the number of performance based awards pursuant to the Oil States’ 2001 Equity Participation Plan; (4) the number of restricted stock and phantom stock awards pursuant to Oil States’ 2001 Equity Participation Plan; (5) the number of stock option awards, which consist of the number of shares underlying stock options awarded, pursuant to Oil States’ 2001 Equity Participation Plan; (6) the exercise price of the stock option awards, which reflects the NYSE Closing Price on grant date; and (7) the fair value of each equity award computed in accordance with FASB ASC Topic 718—Stock Compensation as of the grant date.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or	All Other Options Awards: Number of Securities Underlying	Exercise or Base Price of Stock and Options	Grant Date Fair Value Of Stock and Option
Name	Plan	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	Units (#)(3)	Options (#)(3)	Awards ($/SH)	Awards ($)(4)
Bradley J. Dodson	AICP		—	302,250	604,500
	2001 Plan	2/19/2013				—	5,000	10,000			80.25	401,250
	2001 Plan	2/19/2013							5,500		80.25	441,375
	2001 Plan	2/19/2013								4,000	80.25	113,240
Frank C. Steininger	—	—	—	—	—	—	—	—	—	—	—	—
Ron R. Green (5)	AICP		—	345,000	690,000	—
	2001 Plan	2/19/2013							15,000	—	80.25	1,203,750
Peter L. McCann (6)	AICP		—	223,025	446,050
	2001 Plan	2/19/2013				—			6,000		80.25	481,500

(1)

The amounts shown in the column “Target” reflect the target level of bonus payable under Oil States’ AICP (see discussion in “Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation”, included herein) which is based on an executive’s base salary paid during the year multiplied by the executive’s bonus percentage. The base salary used in this table is the base salary in effect as of December 31, 2013; however, actual awards are calculated based on a participant’s eligible AICP earnings paid in the year. The amount shown in the “Maximum” column represents 200% of the target amount. Performance results at or below the entry level percentage of performance targets established under the AICP will result in no payments being made under the AICP. The entry level percentage ranged from 75% to 85% in 2013 for EBITDA, depending on the business unit involved. If the performance results fall between the entry level and the target level, 0 – 100% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the maximum level, 100—200% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels.

(2)

The amounts shown under “Estimated Future Payouts Under Equity Plan Awards include performance based awards as described at “Elements of Compensation—Long-Term Incentives” in this proxy statement. Target level of performance is based on Oil States’ Cumulative ROI performance for the three-year period beginning January 1, 2013 to December 31, 2015 of 9.5% and the over-achieve performance level is based on an ROI of 13% for the same period.

(3)

The amounts shown in “All Other Stock Awards” and “All Other Option Awards” columns for Mr. Dodson reflect the number of restricted stock awards and stock options, respectively, granted in 2013 pursuant to Oil States’ 2001 Equity Participation Plan. See “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives”, included herein. The amounts shown in this column for Mr. Green reflect the number of phantom stock awards granted in 2013 pursuant to the Canadian Long Term Incentive Plan. The amounts shown for Mr. McCann reflect the number of deferred stock awards granted in 2013 pursuant to Oil States’ 2001 Equity Participation Plan.

(4)

This column shows the full grant date fair value of restricted stock awards, performance based awards, phantom stock awards and stock options computed under FASB ASC Topic 718—Stock Compensation and granted to the Named Executive Officers during 2013. Generally, the full grant date fair value is the amount that Oil States would expense in its financial statements over the award or option vesting schedule and, for performance based awards, is based upon the probable outcome of the applicable performance conditions. Stock options granted in 2013 were valued at award date at a fair value of $28.31 per option.

(5)

Mr. Green’s AICP award amounts were made in Canadian dollars and are reflected in this table in U.S. dollars using the average exchange rate for 2013 of $0.94 U.S. dollar per Canadian dollar. Mr. Green’s equity incentive plan award in 2013 consisted of 15,000 phantom share awards that are payable in cash at vesting date based on Oil States’ stock price on the vesting date. Vesting will occur annually at a rate of 33⅓% per year on the first, second, and third anniversaries of the grant date.

(6)

Mr. McCann’s AICP award amounts were made in Australian dollars and are reflected in this table in U.S. dollars using the average exchange rate for 2013 of $0.89 U.S. dollar per Australian dollar. Mr. McCann’s equity incentive plan award in 2013 consisted of 6,000 deferred stock awards. Vesting will occur annually at a rate of 25% per year on the first, second, third and fourth anniversaries of the grant date.

OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR END

The following table provides information on the holdings of stock options and stock awards by the Named Executive Officers as of December 31, 2013. This table includes unexercised and unvested option awards and unvested stock awards, including restricted stock awards, performance based awards and phantom stock awards. Each equity grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is shown following this table, based on the option or stock award grant date or other factors, as discussed. Accelerated vesting provisions applicable to the outstanding awards are described below under “—Potential Payments Upon Termination or Change in Control.” The market value of the stock awards is based on the closing market price of Oil States’ common stock as of December 31, 2013, which was $101.72. The number of performance awards shown in the table below reflect a theoretical achievement level of performance assuming December 31, 2013 as the end of the performance period. The actual performance period for the 2012 awards will end on December 31, 2014. The actual performance period for the 2013 awards will end on December 31, 2015. For additional information about the option awards and stock awards, see the description of equity incentive compensation in “Compensation Discussion and Analysis”, included herein.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Performance Shares, Units or Other Rights that Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Performance Shares, Units or Other Rights that Have Not Vested ($)
Bradley J. Dodson	15,000	(1)			16.65	2/19/2015
	21,700	(2)			24.52	6/19/2015
	7,500	(3)	2,500	(3)	37.67	2/19/2016
	1,500	(5)	1,500	(5)	75.41	2/17/2021
	1,250	(8)	3,750	(8)	84.63	2/16/2022
			4,000	(13)	80.25	2/19/2023
							2,125	(4)	216,155
							3,750	(6)	381,450
							3,750	(9)	381,450
							5,500	(14)	559,460
										9,570	(10)	973,460
										8,145	(15)	828,509
Frank C. Steininger	—		—		—	—	—		—	—		—
Ron R. Green	30,000	(1)			16.65	2/19/2015
	24,375	(3)	8,125	(3)	37.67	2/19/2016
							5,000	(6)	508,600
							6,700	(11)	678,472
							15,000	(16)	1,525,800
Peter L. McCann							864	(7)	87,886
							3,000	(9)	305,160
							2,250	(12)	228,870
							6,000	(14)	610,320

(1)	Stock option award of 2/19/2009 that vests at the rate of 25% per year with vesting dates of 2/19/2010, 2/19/2011, 2/19/2012 and 2/19/2013.
(2)	Stock option award of 6/19/2009 that vests 100% on 6/19/2012, assuming the executive’s continued employment at that date.
(3)	Stock option award of 2/19/2010 that vests at the rate of 25% per year, with vesting dates of 2/19/2011, 2/19/2012, 2/19/2013 and 2/19/2014.
(4)	Restricted stock award of 2/19/2010 that vests at the rate of 25% per year, with vesting dates of 2/19/2011, 2/19/2012, 2/19/2013 and 2/19/2014.
(5)	Stock option award of 2/17/2011 that vests at the rate of 25% per year, with vesting dates of 2/17/2012, 2/17/2013, 2/17/2014 and 2/17/2015.

(6)	Restricted stock award of 2/17/2011 that vests at the rate of 25% per year, with vesting dates of 2/17/2012, 2/17/2013, 2/17/2014 and 2/17/2015.
(7)	Restricted stock award of 05/17/2011 that vests at the rate of 25% per year, with vesting dates of 05/17/2012, 05/17/2013, 05/17/2014 and 05/17/2015.
(8)	Stock option award of 2/16/2012 that vests at the rate of 25% per year, with vesting dates of 2/16/2013, 2/16/2014, 2/16/2015 and 2/16/2016.
(9)	Restricted stock award of 2/16/2012 that vests at the rate of 25% per year, with vesting dates of 2/16/2013, 2/16/2014, 2/16/2015 and 2/16/2016.
(10)

Performance based awards of 2/26/2012 that will vest based on Oil States ROIC performance in the three-year period from January 1, 2012 to December 31, 2014. The amount reported as of 12/31/2013 assumes the performance period ended on that date. Performance level achievement through 12/31/13 is 191% of target.

(11)	Phantom stock award of 2/16/2012 payable in cash at vesting date based on Oil States stock price on that date that will vest 33.3% per year with vesting dates of 2/16/2013, 2/16/2014 and 2/16/2015.
(12)	Deferred stock award of 06/22/2012 that vests at the rate of 25% per year, with vesting dates of 06/22/2013, 06/22/2014, 06/22/2015 and 06/22/2016.
(13)	Stock option award of 2/19/2013 that vests at the rate of 25% per year, with vesting dates of 2/19/2014, 2/19/2015, 2/19/2016 and 2/19/2017.
(14)	Restricted or Deferred stock award of 2/19/2013 that vests at the rate of 25% per year, with vesting dates of 2/19/2014, 2/19/2015, 2/19/2016 and 2/19/2017.
(15)

Performance based awards of 2/19/2013 that will vest based on Oil States ROIC performance in the three-year period from January 1, 2013 to December 31, 2015. The amount reported as of 12/31/2012 assumes the performance period ended on that date. Performance level achievement through 12/31/13 is 163% of target.

(16)	Phantom stock award of 2/19/2013 payable in cash at vesting date based on Oil States stock price on that date that will vest 33.3% per year with vesting dates of 2/19/2014, 2/19/2015 and 2/19/2016.

OPTIONS EXERCISED AND STOCK VESTED

The following table provides information for the Named Executive Officers on (1) stock option exercises during 2013, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of stock awards and the value realized, each before payment of any applicable withholding tax.

	Option Awards		Stock Awards(1)
Name	Number of Shares Acquired on Exercise (#)	Pre-tax Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Pre-tax Value Realized on Vesting ($)
Bradley J. Dodson	19,100	1,207,410	6,500	518,281
Frank C. Steininger		—	—	—
Ron R. Green	30,000	1,951,766	2,500	197,950
Peter L. McCann	—	—	2,182	189,954

(1)	Reflects shares received pursuant to restricted stock awards under the 2001 Equity Participation Plan for grants made in 2008 through 2011 to each Named Executive Officer.
(2)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Steininger’s employment arrangements.

NONQUALIFIED DEFERRED COMPENSATION

Deferred Compensation Plan and Canadian Non-Registered Savings Plan

Oil States maintains the Deferred Compensation Plan, which is a nonqualified deferred compensation plan for U.S. citizens that permits our directors and eligible employees to elect to defer all or a part of their cash compensation (base and/or incentive pay) from us until the termination of their status as a director or employee or a change of control. In Canada, Oil States maintains a similar plan in which Mr. Green is a participant. See “Compensation Discussion and Analysis—Deferred Compensation Plan”, included herein, for details about the plans. Mr. McCann does not participate in a similar plan.

The investment alternatives currently available to an executive under the Deferred Compensation Plan are the same mutual funds available to all employees under Oil States’ 401(K) Retirement Plan. Mr. Steininger was not employed by Oil States during 2013 and, accordingly, did not participate in Oil States’ deferred compensation plan.

Detailed below is activity in the Deferred Compensation Plan for Mr. Dodson. Mr. Green is a Canadian citizen based in Edmonton, Canada and is not eligible to participate in the Deferred Compensation Plan; however, he does participate in a similar Canadian Non-Registered Savings Plan.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contribution in Last Fiscal Year ($)(2)	Aggregate Earnings (Loss) in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance At Last Fiscal Year End ($)
Bradley J. Dodson	103,071	29,237	113,265	(6,088)	609,602
Ron R. Green	46,381	36,441	65,238	—	532,374

(1)

All contribution amounts for the last fiscal year reported in this table are also included in the “Salary” and “Non-Equity Incentive Plan Compensation” amounts reported in the Summary Compensation Table for 2013.

(2)	Amounts reported in this column are also included in the “See All Other Compensation” column of the Summary Compensation Table for 2013.
(3)

This column represents net unrealized appreciation, dividends and distributions from mutual fund investments for 2013 associated with investments held in the Deferred Compensation Plan for Messrs. Dodson and in the Canadian Non-Registered Savings Plan for Mr. Green.

(4)

The Deferred Compensation Plan allows an annual “roll-over” of deferred compensation amounts into Oil States’ 401(k) Retirement Plan to the maximum extent permitted by U.S. Internal Revenue Service regulations.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The table below reflects the amount of compensation to certain of the Named Executive Officers in the event of a qualified termination, which is defined as (i) an involuntary termination of the executive officer by Oil States other than for “Cause” or (ii) either an involuntary termination other than for “Cause” or a voluntary termination by the executive for “Good Reason,” in each case, during a specified period of time after a corporate “Change of Control” (as defined in each Executive Agreement) of Oil States. See “Compensation Discussion and Analysis—Executive and Change of Control Agreements” herein for additional information; such Executive and Change of Control Agreements are referred to herein as “Executive Agreements”. The scope and terms of compensation due to each Named Executive Officer upon voluntary terminations, early retirement, retirement, for Cause termination and in the event of disability or death of the executive are the same as for all salaried employees. The amounts shown in the table assume that such qualified termination was effective as of December 31, 2013 and, therefore, include compensation earned through such time and are estimates of the amounts which would be paid out to the executives upon their terminations. The actual amounts to be paid can only be determined at the time of such executive’s separation from Oil States.

The separation of Civeo is not a change-in-control and therefore will not entitle executive officers of Oil States to any change-in-control benefits.

Executive and Change of Control Agreements

Pursuant to Messrs. Dodson’s and Green’s Executive Agreements, if either of them is terminated by Oil States following a Change of Control of Oil States (other than termination by Oil States for Cause, as defined in the agreement, or by reason of death or disability), or if either of them voluntarily terminate their employment for “Good Reason”, as defined, in either case, in the agreement, during the 24-month period following a corporate Change of Control, then the affected Named Executive Officer is entitled to receive a lump sum severance payment of two times the sum of his base salary and the target annual bonus that may be earned by him pursuant to the AICP for the year of termination. If any of them are terminated by Oil States not for Cause other than during the 24-month period following a Change of Control, he is entitled to receive a lump sum severance payment of one times the sum of his base salary and the target annual bonus that may be earned by him pursuant to the AICP for the year of termination.

If a Named Executive Officer is terminated by Oil States not for Cause other than during the 24-month period following a corporate Change of Control, the Executive Agreements provide (i) for the cash lump sum severance payments described above, (ii) that all restrictions on restricted stock and phantom stock units will lapse and (iii) for continued health benefits for 12 months. Any vested, non-qualified stock options would expire after 3 months of the date of termination if not exercised prior to their expiration.

The Change of Control provision in the Executive Agreement is intended to encourage continued employment by Oil States of its executive officers and to allow such executive to be in a position to provide assessment and advice to the board of directors of Oil States regarding any proposed Change of Control without concern that such executive might be unduly distracted by the uncertainties and risks created by a proposed Change of Control. Unlike “single trigger” plans that pay out immediately upon a change of control, Oil States’ agreement requires a “double trigger” (i.e. a change of control along with an involuntary loss of employment). If the qualified termination occurs during the 24-month period following a corporate Change of Control, the agreements provide for the cash lump sum severance payments described above. In addition, with respect to such a qualified termination, the agreements provide that all restricted stock, phantom stock units and options will become vested, that all restrictions on such awards will lapse and that outstanding stock options will remain exercisable for the remainder of their terms. The executive officer will also be entitled to (A) health benefits until the earlier of (i) 36 months and (ii) the date the executive begins receiving comparable benefits from a subsequent employer, (B) vesting of all contributions to our 401(k) plan and Deferred Compensation Plan to the extent not already vested and (C) outplacement services equal to a maximum of 15% of the executive’s salary at the time of termination until the earliest to occur of (i) December 31 of the second calendar year following the year of termination and (ii) the date the executive accepts subsequent employment. Executive agreements entered into with Mr. Dodson entitle him to be made whole for any excise taxes incurred with respect to severance payments that are in excess of the limits set forth under the Internal Revenue Code. The Executive Agreement entered into with Mr. Green does not contain excise tax gross up protection.

To receive benefits under the Executive Agreement, the executive officer will be required to execute a release of all claims against Oil States.

Deferred Compensation Plan

Generally, each participant in the Deferred Compensation Plan will receive, at the participant’s election, a lump sum distribution or installment payments upon a change of control or a termination of the participant’s service with Oil States and its affiliates. For “Key Employees,” as defined in IRS regulations, distributions of deferrals made after 2004 are delayed at least six months. Any other withdrawals by the participant will be made in good faith compliance with 409A limitations. See “Nonqualified Deferred Compensation” for information regarding the aggregate balance of each Named Executive Officer who participates in the Deferred Compensation Plan and “Compensation Discussion and Analysis—Deferred Compensation Plan” for additional information regarding payments under the Deferred Compensation Plan.

Equity Awards

Oil States’ stock option agreements provide that, in the event of an employee’s disability, retirement or death, outstanding unvested stock options will become fully vested and will be exercisable for a period of one year following the employee’s date of termination due to disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code, retirement (on or after attainment of age 65 or, with the Oil States Compensation Committee’s express written consent, on or after the age of 55) or death. Oil States’ restricted stock award agreements provide that restricted stock awards will become fully vested on (i) the date a Change of Control occurs or (ii) the termination of an employee’s employment due to his death or a disability that entitles the employee to receive benefits under a long term disability plan of Oil States. Oil States’ performance based award agreements provided that, if prior to the second anniversary of the grant date of the award, (A) a Change of Control occurs, or (B) the employee becomes disabled or dies, then the performance based award will vest upon the occurrence of such event at the “determined percentage.” The “determined percentage” is the performance of vesting that would have occurred under the award as if the date of the applicable vesting event were the most recently completed fiscal quarter of Oil States. In addition, in the case of disability or death, the “determined percentage” shall be multiplied by a fraction representing the time of actual employment by the employee from the grant date of the award until the third anniversary thereof.

Qualification of Payments

Shown in the table below are potential payments upon the assumed (i) involuntary not for Cause termination of the Named Executive Officers other than during the 24-month period following a Change of Control, or (ii) involuntary not for Cause termination or termination by the Named Executive Officer for “Good Reason,” in either case, during the 24-month period following a Change of Control of Oil States, occurring as of December 31, 2013. None of the named executive officers’ potential payments as of December 31, 2013 would trigger a gross up payment for excise taxes that would be reimbursed under their Executive Agreement.

	Bradley J. Dodson		Frank C. Steininger (4)
Executive benefits and Payments Upon Separation	Involuntary Not for Cause Termination without an Oil States Change of Control on 12/31/2013	Termination with an Oil States Change of Control on 12/31/2013	Involuntary Not for Cause Termination without an Oil States Change of Control on 12/31/2013	Termination with an Oil States Change of Control on 12/31/2013
Compensation:
Cash Severance	$767,250	$2,146,594	$—	$—
Stock Options(1)	$—	$349,558	$—	$—
Stock Awards(1)	$1,538,515	$3,340,485	$—	$—
Benefits & Perquisites:
Health and Welfare Benefits(2)	$8,645	$17,256	$—	$—
Outplacement Assistance(3)	$—	$69,750	$—	$—
Tax Gross Up	$—	$—	$—	$—

	Ron R. Green		Peter L. McCann
Executive benefits and Payments Upon Separation	Involuntary Not for Cause Termination without an Oil States Change of Control on 12/31/2013	Termination with an Oil States Change of Control on 12/31/2013	Involuntary Not for Cause Termination without an Oil States Change of Control on 12/31/2013	Termination with an Oil States Change of Control on 12/31/2013
Compensation:
Cash Severance	$805,000	$1,610,000	$—	$—
Stock Options(1)	$—	$520,406	$—	$—
Stock Awards(1)	$508,600	$2,715,924	$—	$—
Benefits & Perquisites:
Health and Welfare Benefits(2)	$4,565	$8,562	$—	$—
Outplacement Assistance(3)	$—	$64,840	$—	$—
Tax Gross Up	$—	$—	$—	$—

________________
(1)

Reflects the value of unvested stock options, restricted stock awards, phantom stock awards, and performance based awards as of December 31, 2013 that would be accelerated as a result of the separation event based on Oil States’ stock price of $101.72, which was the closing market price of Oil States’ common stock as of December 31, 2013. Performance based awards have been quantified assuming that the performance period ended on December 31, 2013 and that the performance level achievement would have been 200% of target. The amounts reported in the “Stock Options” row would also be realized by the Named Executive Officers in the event of a Named Executive Officer’s disability, retirement or death occurring on December 31, 2013. In addition, the amounts reported in the “Stock Awards” row would be realized by the Named Executive Officers in the event of the occurrence of a Change of Control (without the occurrence of a qualified termination) or upon the Named Executive Officer’s death or disability, in each case, occurring on December 31, 2013.

(2)

Reflects the estimated lump-sum present value of all future premiums which will be paid on behalf of the Named Executive Officer under Oil States’ health and welfare benefit plans for the applicable continuation period specified in the Executive Agreements.

(3)	Reflects the maximum amount of outplacement assistance that would be provided for the Named Executive Officer pursuant to the Executive Agreement.
(4)

See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Steininger’s employment arrangements; see also “Agreement with Our Chief Financial Officer” in “Compensation Discussion and Analysis” for a summary of the proposed severance protection arrangement with Mr. Steininger. It is anticipated that Mr. Steininger will enter into an Executive Agreement after the completion of the spin-off.

DIRECTOR COMPENSATION

Our non-employee directors will receive compensation for their services on the board of directors. Following the separation, we expect our director compensation programs and amounts will be structured similarly to those currently in place at Oil States.

Directors who are also our employees will not receive a retainer or fees for service on our board of directors or any committees. Mr. Dodson, a Director of Civeo and the Civeo’s President and Chief Executive Officer, will not receive director compensation. Directors who are not employees will receive an annual retainer of $50,000 and fees of $2,000 for attendance at each board of directors or committee meeting. The non-employee director who serves as the Chairman of the Board will receive an additional annual retainer of $100,000, which is paid quarterly 50% in cash and 50% in fully vested shares of Civeo common stock, and each non-employee director who serves as the chairman of the Compensation Committee or the Nominating & Corporate Governance Committee will receive an additional annual retainer of $10,000. The chairman of the Audit Committee will receive an additional annual retainer of $17,500. Members of the Nominating & Corporate Governance Committee and the Compensation Committee, other than the Committee chairman, will receive an additional annual retainer of $5,000 and members of the Audit Committee, other than the Committee Chairs, will receive an additional annual retainer of $10,000. Newly elected non-employee directors will receive restricted stock awards of Civeo common stock valued at $125,000 after their initial election. Non-employee directors will receive additional restricted stock awards of Civeo common stock valued at $125,000 at each annual stockholders’ meeting after which they continue to serve. The non-employee directors’ restricted stock awards will be valued on the award date based on the closing stock price and vest on the earlier of one year from the date of grant or the next annual stockholders’ meeting date following the date of grant.

Non-Employee directors will also be subject to Civeo’s stock ownership and holding period guidelines pursuant to which they are expected to retain restricted stock award shares remaining, after payment of applicable taxes, valued at five times the annual retainer amount, or $250,000, until retirement or until leaving the board of directors. Once the ownership guideline is established for a director and communicated, the director has four years to attain the targeted level of ownership. All of our directors will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of our board of directors or committees and for other reasonable expenses related to the performance of their duties as directors, including attendance at pertinent continuing education programs and training.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all outstanding shares of our common stock are owned beneficially and of record by Oil States. After the spin-off, Oil States will not own any of our common stock. The following table sets forth information with respect to the anticipated beneficial ownership of our common stock by:

●	each shareholder who we believe (based on the assumptions described below) will beneficially own more than 5% of Civeo’s outstanding common stock;

●	each person who is expected to serve as a director upon completion of the spin-off;

●	each person who is expected to serve as an executive officer upon completion of the spin-off; and

●	all persons who are expected to serve as directors or executive officers upon completion of the spin-off as a group.

Except as otherwise noted below, we based the share amounts shown on each person’s beneficial ownership of Oil States common stock on April 30, 2014, and a distribution ratio of two shares of our common stock for each share of Oil States common stock held by such person.

To the extent persons who are directors or executive officers or who are expected to serve as directors or executive officers upon completion of the spin-off own Oil States common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Oil States common stock.

Immediately following the spin-off, we expect to have approximately 23 stockholders of record and approximately 106,112,722 million shares of Civeo common stock outstanding, based on the number of registered stockholders of Oil States common stock on April 30, 2014. The actual number of shares of our common stock outstanding following the spin-off will be determined on May 21, 2014, the record date. As of April 30, 2014, Oil States had approximately 23 stockholders of record and approximately 53,054,661 million shares of Oil States common stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

	Beneficial Ownership
Name and Address of Beneficial Owners(1)	Shares	Percentage(2)
Jana Partners LLC(3)	12,241,760	11.5%
767 Fifth Avenue, 8th Floor New York, NY 10153
Capital World Investors(4)	11,824,000	11.1%
333 South Hope Street Los Angeles, CA 90071
FMR LLC(5)	7,879,538	7.4%
82 Devonshire Street Boston, Massachusetts 02109
BlackRock, Inc(6)	7,696,208	7.3%
40 East 52nd Street New York, NY 10022
Vanguard Group(7)	6,352,822	6.0%
100 Vanguard Blvd Malvern, PA 19355
Bradley J. Dodson(8)(9)	266,793	*
Frank C. Steininger(9)	—	*
Ron R. Green(8)	261,122	*
Peter McCann	9,364	*
Martin A. Lambert	67,766	*
Constance B. Moore	—	*
Richard A. Navarre	—	*
Gary L. Rosenthal	49,498	*
Douglas E. Swanson	102,188	*
Charles Szalkowski	—	*
All directors and executive officers as a group (16 persons)(8)	756,731	*

*	Less than one percent.
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Civeo Corporation, Three Allen Center, 333 Clay Street, Suite 4980, Houston, Texas 77002.
(2)	Based on total shares outstanding of 106,112,722 as of April 30, 2014.
(3)	Based on a Form 4 filed with the SEC pursuant to the Exchange Act on December 30, 2013.
(4)

Based on a Schedule 13G (Amendment No. 1) filed with the SEC pursuant to the Exchange Act on February 13, 2014. The shares reported represent the aggregate beneficial interest owned by Capital World Investors. Capital World Investors may be deemed to have sole voting power and sole dispositive power with respect to 11,924,000 shares.

(5)

Based on a Schedule 13G-A (Amendment No. 11) filed with the SEC pursuant to the Exchange Act on February 14, 2013, the shares reported represent the aggregated beneficial ownership by FMR LLC (“FMR”) (together with its wholly owned subsidiaries). FMR may be deemed to have sole voting power with respect to 86,888 shares and sole dispositive power with respect to 7,879,538 shares. FMR has no shared voting or dispositive power with respect to any of the shares shown.

(6)

Based on a Schedule 13G-A (Amendment No. 4) filed pursuant to the Exchange Act on January 30, 2014, the shares reported represent the aggregate beneficial ownership by BlackRock, Inc. and certain of its affiliates. BlackRock, Inc. may be deemed to have sole voting power and sole dispositive power with respect to 7,696,208 shares.

(7)

Based on a Schedule 13G filed with the SEC pursuant to the Exchange Act on February 12, 2014. The shares reported represent the aggregated beneficial ownership by the Vanguard Group. The Vanguard Group may be deemed to have the sole voting power with respect to 68,954 shares and sole dispositive power with respect to 3,145,734 and shared dispositive power with respect to 61,354 shares.

(8)	Includes shares that may be acquired within 60 days of April 30, 2014 through the exercise of options to purchase shares of our common stock as follows: Mr. Dodson—190,727 and Mr. Green—227,272.
(9)	Does not include the restricted shares that Mr. Dodson and Mr. Steininger are expected to receive under the EPP upon completion of the spin-off.

ARRANGEMENTS BETWEEN OIL STATES AND OUR COMPANY

This section provides a summary description of agreements between Oil States and us relating to our restructuring transactions and our relationship with Oil States after the spin-off. This description of the agreements between Oil States and us is a summary and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which will be filed as an exhibit to the registration statement of which this information statement is a part. We encourage you to read the full text of these agreements. We will enter into these agreements with Oil States prior to the completion of the spin-off; accordingly, we will enter into these agreements with Oil States in the context of our relationship as a wholly-owned subsidiary of Oil States. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

The terms of the agreements described below have not yet been finalized. Changes, some of which may be material, may be made prior to our separation from Oil States. No changes may be made after the Spin-Off without our consent.

Separation and Distribution Agreement

The Separation and Distribution Agreement will govern the terms of the separation of the accommodations business from Oil States’ other businesses. Generally, the Separation and Distribution Agreement will include Oil States’ and our agreements relating to the restructuring steps to be taken to complete the separation, including the assets and rights to be transferred, liabilities to be assumed, contracts to be assigned and related matters. Subject to the receipt of required governmental and other consents and approvals, in order to accomplish the separation, the Separation and Distribution Agreement will provide for Oil States and us to transfer specified assets and liabilities between the companies that will operate the accommodations business after the distribution, on the one hand, and Oil States’ remaining businesses, on the other hand. As a result of this transfer, we will own all assets exclusively related to the accommodations business and will assume all liabilities to the extent related to the accommodations business. Oil States will generally retain all other assets and liabilities, including assets and liabilities related to discontinued, non-accommodation businesses. The Separation and Distribution Agreement will require Oil States and us to endeavor to obtain consents, approvals and amendments required to novate or assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement as soon as reasonably practicable.

Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an “as is, where is” basis. Generally, if the transfer of any assets or liabilities requires a consent that will not be obtained before the distribution, or if any assets or liabilities are transferred to the other party and should not have been so transferred, each party will agree to hold the assets or liabilities for the intended party’s use and benefit (and at its expense) until they can be transferred to such intended party.

The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by Oil States prior to the distribution. In addition, Oil States will have the right to determine the date and terms of the distribution, including payment by us of a special dividend of $750.0 million to Oil States, and will have the right, at any time until completion of the spin-off, to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement.

Transition Services Agreement

The Transition Services Agreement will set forth the terms on which Oil States will provide to us, and we will provide to Oil States, on a temporary basis, certain services or functions that the companies historically have shared. Transition services provided to us by Oil States may include administrative, payroll, legal, human resources, data processing, financial audit support, financial transaction support, and other support services, information technology systems and various other corporate services. Transition services provided to Oil States by us may include information technology systems, financial audit support, tax support and other corporate services. We expect the agreement will provide for the provision of specified transition services, generally for a period of up to nine months, with a possible extension of 1 month (an aggregate of 10 months) at a predetermined fee based on estimated cost to Oil States.

Tax Sharing Agreement

The Tax Sharing Agreement will govern the respective rights, responsibilities, and obligations of Oil States and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. The Tax Sharing Agreement will remain in effect until the parties agree in writing to its termination; however, notwithstanding such termination, the Tax Sharing Agreement will remain in effect with respect to any payments or indemnification due for all taxable periods prior to such termination during which the agreement was in effect.

In general, pursuant to the Tax Sharing Agreement:

●	Civeo and Oil States will agree to cooperate in the preparation of tax returns and with regard to any audits related to Civeo’s or Oil States’ tax returns;

●

the Tax Sharing Agreement will assign responsibilities for administrative matters, such as the filing of tax returns, payment of taxes due, retention of records and conduct of audits, examinations, or similar proceedings;

●

with respect to any periods (or portions thereof) ending prior to the distribution, Oil States will pay any U.S. federal income taxes of the affiliated group of which Oil States is the common parent and, if Civeo (including any of its subsidiaries) is included in that affiliated group, Civeo will pay Oil States an amount equal to the amount of U.S. federal income tax Civeo would have paid had Civeo filed a separate consolidated U.S. federal income tax return, subject to certain adjustments. With respect to any periods (or portions thereof) beginning after the distribution, Civeo will be responsible for any U.S. federal income taxes of Civeo and its subsidiaries;

●

with respect to any periods (or portions thereof) ending prior to the distribution, Oil States will pay any U.S. state or local income taxes that are determined on a consolidated, combined, or unitary basis and, if Civeo (including any of its subsidiaries) is included in such determination, Civeo will pay Oil States an amount equal to the amount of tax Civeo would have paid had Civeo filed a separate return for such income, subject to certain adjustments;

●	with respect to any periods (or portions thereof) beginning after the distribution, Civeo will be responsible for any U.S. federal income taxes of Civeo and its subsidiaries;

●

Oil States will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only Oil States and/or its subsidiaries (excluding Civeo and its subsidiaries), and Civeo will be responsible for any U.S. federal, state, local or foreign taxes due with respect to tax returns that include only Civeo and/or its subsidiaries;

●

to the extent that any gain or income is recognized by Oil States (including its subsidiaries) in connection with the failure of the spin-off to qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, Civeo will indemnify Oil States for any taxes on such gain or income to the extent such failure is attributable to:

●

any inaccurate written covenant, representation, or warranty by Civeo made in connection with the Tax Sharing Agreement or any tax ruling requested or received from the IRS or opinions of Oil States’ outside tax advisors;

●	any breach by Civeo of applicable representations, warranties, or covenants in the Tax Sharing Agreement; or

●	any other action taken by Civeo; and

●

Civeo will bear 50% of the amount of any gain or income that is recognized by Oil States (including its subsidiaries) in connection with the failure of the spin-off to qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, to the extent such failure is not attributable to the fault of either party.

Oil States has received a private letter ruling substantially to the effect that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the separation qualify as transactions under Sections 355 and/or 368(a) of the Code, and (ii) the distribution qualifies as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. In addition, Oil States will receive an opinion from its tax counsel, in form and substance acceptable to Oil States, regarding certain matters upon which the IRS will not rule. The opinion will rely on the private letter ruling as to matters covered by the private letter ruling.

Civeo will agree to certain restrictions that are intended to preserve the tax-free status of the contribution, distribution, and related transactions. During the two-year period following the spin-off, these covenants will restrict Civeo’s ability to sell assets outside the ordinary course of business, to issue or sell its common stock or other securities (including securities convertible into its common stock), or to enter into any other corporate transaction that would cause Civeo to undergo either a 50% or greater change in the ownership of its voting stock or a 50% or greater change in the ownership (measured by value) of all classes of its stock. Civeo may take certain actions otherwise subject to these restrictions only if Oil States consents to the taking of such action or if Civeo obtains, and provides to Oil States, a private letter ruling from the IRS and/or an opinion from an independent law firm or accounting firm, in either case, acceptable to Oil States in its sole discretion, to the effect that such action would not jeopardize the tax-free status of the contribution, distribution, or related transactions.

Employee Matters Agreement

The Employee Matters Agreement will govern Oil States’ and our compensation and employee benefit obligations with respect to the current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and will provide for the treatment of outstanding Oil States equity and other compensation awards and programs.

The Employee Matters Agreement will generally provide that:

●	Civeo will assume all liabilities and obligations relating to Civeo employees and former employees of the accommodations business;

●	Civeo will assume all obligations pursuant to any collective bargaining, employment and other agreements between any Civeo employee and Oil States;

●

Oil States’ time-based equity and equity-based awards held by Civeo employees will be converted into similar awards with respect to Civeo common stock or cancelled and replaced with comparable awards under the EPP, with adjustments to the number of shares subject to the award and exercise price to preserve the pre spin-off value;

●

Oil States’ time-based equity and equity-based awards held by current and former Oil States employees or directors will remain outstanding with adjustments to the number of shares subject to the award and exercise price to preserve the pre spin-off value;

●

Oil States’ performance-based deferred stock awards will be cancelled with the holders thereof entitled to receive a number of time-based restricted shares of Civeo (in the case of Civeo employees) or Oil States (in the case of Oil States employees) to preserve the pre-spinoff value of the prior award, assuming settlement based upon the actual attainment of performance objectives to date as of Oil States’ most recently-completed fiscal quarter;

●

Account balances under Oil States’ tax-qualified savings plan which relate to Civeo employees and former employees of the accommodations business will be transferred directly to the tax-qualified savings plan that Civeo will establish;

●

Responsibility for amounts held by current Civeo employees and former employees of the accommodations business pursuant to Oil States’ nonqualified deferred compensation plan will be transferred to a comparable plan of Civeo as soon as practicable following the spin-off, with the portion of assets held pursuant to the “rabbi” trust relating to Oil States’ nonqualified deferred compensation plan being transferred contemporaneously; and

●

Unless otherwise agreed by Oil States and Civeo, following the spin-off, Civeo employees will cease active participation under all benefit plans sponsored by Oil States and, to the extent Civeo has adopted such plans, will be covered under the corresponding benefit plans of Civeo. Civeo will recognize service with Oil States for all purposes of determining vesting, eligibility and benefit level under Civeo’s benefit plans and will provide credit for all deductibles and other limitations under the Civeo benefit plans to the extent the Civeo employee and former accommodations business employee satisfied the obligation under the corresponding Oil States benefit plan.

Indemnification and Release Agreement

The Indemnification and Release Agreement will govern the treatment of all aspects relating to indemnification, insurance, litigation responsibility and management, and litigation document sharing and cooperation. Generally, the Indemnification and Release Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Oil States’ business with Oil States. The Indemnification and Release Agreement will also establish procedures for handling claims subject to indemnification and related matters. Pursuant to the Indemnification and Release Agreement, we and Oil States will generally release the other party from all claims arising prior to the spin-off other than claims arising under the transaction agreements, including the indemnification provisions described above.  The Indemnification and Release Agreement also provides that we will use our commercially reasonable efforts to remove Oil States as party to certain contracts. In the event that we are unable to remove Oil States as a party, we have agreed to indemnify Oil States for any liabilities relating to such contracts. Furthermore, until we remove Oil States as a party, we have agreed that, without the prior written consent of Oil States, we will not  enter into any transaction that is reasonably likely to result in a violation of the financial covenants in our new revolving credit facility as in effect on the date of the spin-off without regard to any waivers or modifications.  In addition, we have agreed not to enter into any transaction that results in any person or entity owning more than 50% of our outstanding economic or voting equity unless such person or entity has agreed to indemnify Oil States for any liability under such contracts.

OTHER RELATED PARTY TRANSACTIONS

In addition to the related party transactions described in “Arrangements Between Oil States and Our Company” above, this section discusses other transactions and relationships with related persons during the past three fiscal years. As a current subsidiary of Oil States, we engage in related party transactions with Oil States. Those transactions are described in more detail in Note 16 in the accompanying combined financial statements.

Policies and Procedures with Respect to Related Party Transactions and Conflicts of Interest

Prior to the spin-off, our board of directors will adopt procedures for approving related party transactions. We will review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our Corporate Secretary’s office will be primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As required under the rules of the SEC, transactions that are determined to be directly or indirectly material to us or a related person will be filed with the SEC when required, and disclosed in our proxy statement.

Our Business Conduct & Ethics Code will prohibit conflicts of interest. Any waivers of these guidelines must be approved by the Nominating & Corporate Governance Committee of our board of directors. Under the Business Conduct & Ethics Code, conflicts of interest occur when private or family interests interfere in any way, or even appear to interfere, with our interests. Our prohibition on conflicts of interest under the Business Conduct & Ethics Code will include related person transactions.

We will have multiple processes for reporting conflicts of interests, including related party transactions. Under the Business Conduct & Ethics Code, all directors and employees will be required to report any actual or apparent conflict of interest, or potential conflict of interest, to their supervisors. Any transaction involving related persons must be reported in writing by our division executives as part of their quarterly representation letter. This information will then reviewed by disinterested members of our Nominating & Corporate Governance Committee, our board of directors or our independent registered public accounting firm, as deemed appropriate, and discussed with management. As part of this review, the following factors will generally be considered:

●	the nature of the related person’s interest in the transaction;

●	the material terms of the transaction, including, without limitation, the amount and type of the transaction;

●	the importance of the transaction to the related person;

●	the importance of the transaction to us;

●	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of our Company;

●	whether the transaction might affect the status of a director as independent under the independence standards of the NYSE; and

●	any other matters deemed appropriate with respect to the particular transaction.

Ultimately, all material related party transactions must be approved or ratified by the Nominating & Corporate Governance Committee of our board of directors. Any member of the Nominating & Corporate Governance Committee who is a related person with respect to a transaction will be recused from the review of the transaction.

In addition, we will annually distribute a questionnaire to our executive officers and members of our board of directors requesting certain information regarding, among other things, their immediate family members, employment and beneficial ownership interests. This information will then be reviewed for any conflicts of interest under the Business Conduct & Ethics Code.

We also will have other policies and procedures to prevent conflicts of interest, including related person transactions. For example, the charter of our Nominating & Governance Committee will require that the members of such committee assess the independence of the non-management directors at least annually, including a requirement that it determine whether or not any such directors have a material relationship with us, either directly or indirectly, as defined therein and as further described above under “Management—Director Independence.”

To establish restrictions with regard to corporate participation in the political system as imposed by law, the following guidelines will be contained in our Business Conduct and Ethics Code:

●

No funds, assets, or services of the Company will be used for political contributions, directly or indirectly, unless allowed by applicable foreign and U.S. law and approved in advance by the board of directors.

●	Company contributions to support or oppose public referenda or similar ballot issues are only permitted with advance approval of the board of directors.

●

Employees, if eligible under applicable foreign and U.S. law, may make political contributions through legally established Company sponsored and approved political action committees. Any such personal contribution is not a deductible expense for federal or other applicable income tax purposes and is not eligible for reimbursement by the Company as a business expense. To the extent permitted by law, the Company’s resources may be used to establish and administer a political action committee or separate segregated fund. All proposed activities shall be submitted for the review of, and approval by, the board of directors prior to their implementation.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the spin-off, we expect to enter into (i) a $650.0 million, 5-year revolving credit facility which is currently expected to be allocated as follows: (A) a $450.0 million senior secured revolving credit facility in favor of Civeo, as borrower, (B) a $100.0 million senior secured revolving credit facility in favor of certain of our Canadian subsidiaries, as borrowers, and (C) a $100.0 million senior secured revolving credit facility in favor of one of our Australian subsidiaries, as borrower and (ii) a $775.0 million, 5-year term loan facility in an amount to be determined up to $775.0 million in favor of Civeo. U.S. Dollar amounts outstanding under the credit facilities are expected to bear interest at a variable rate equal to LIBOR plus a margin of 1.75% to 2.75%, or a base rate plus 0.75% to 1.75%, in each case based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). Canadian Dollar amounts outstanding under the credit facilities are expected to bear interest at a variable rate equal to CDOR plus a margin of 1.75% to 2.75%, or a base rate plus a margin of 0.75% to 1.75%, in each case based on a ratio of our total leverage to EBITDA (as defined in the credit facilities). Australian Dollar amounts outstanding under the credit facilities are expected to bear interest at a variable rate equal to BBSY plus a margin of 1.75% to 2.75%, based on our total leverage. We expect to pay certain customary fees with respect to the indebtedness. We anticipate that, upon closing of the spin-off, our U.S. term loan facility will be fully drawn and that we will have no borrowings outstanding under our credit facilities.

We expect that the credit facility will contain customary affirmative and negative covenants that, among other things, limit or restrict (i) subsidiary indebtedness, liens and fundamental changes to be determined, (ii) asset sales, (iii) margin stock, (iv) specified acquisitions, (v) restrictive agreements, (vi) transactions with affiliates and (vii) investments and other restricted payments, including dividends and other distributions.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our capital stock as to be provided in our amended and restated certificate of incorporation and amended and restated bylaws. We also refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this information statement forms a part.

Authorized Capitalization

Following completion of the spin-off, our authorized capital stock will consist of (i) 550,000,000 shares of common stock, par value $0.01 per share, of which we expect 106,112,722 shares will be issued and outstanding, based on the number of shares of Oil States common stock expected to be outstanding as of the record date, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in connection with the-spin off will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by then that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

●	provide that, upon completion of the spin-off, our directors will be divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. This classified board may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors;

●	provide that our directors may only be removed for cause by the affirmative vote of the holders of a majority of the voting power of the shares of common stock generally entitled to vote in the election of directors, voting together as a single class;

●

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not later than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

●

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

●	provide that the authorized number of directors may be changed only by resolution of the board of directors;

●

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●

provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

●	provide that special meetings of our stockholders may only be called by the board of directors or the chairman of the board; and

●

provide that our certificate of incorporation and bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors, including the requirement that any amendment by the stockholders at a meeting be upon the affirmative vote of at least 66 2/3% of the shares of common stock generally entitled to vote in the election of directors.

Forum Selection

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

●	Any derivative action or proceeding brought on our behalf;

●	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

●	any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

●

any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

●	for any breach of their duty of loyalty to us or our stockholders;

●	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

●	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We have been approved to list our common stock on the NYSE under the symbol “CVEO”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form 10 for the shares of common stock that Oil States stockholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits to the Form 10. We have omitted some items in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, we refer you to the Form 10 and its exhibits, which are on file at the offices of the SEC. Statements contained in this information statement about the contents of any contract or other document referred to may not be complete, and in each instance, if we have filed the contract or document as an exhibit to the Form 10, we refer you to the copy of the contract or other documents so filed. We qualify each statement in all respects by the relevant reference.

You may inspect and copy the Form 10 and exhibits that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Form 10, including its exhibits.

We maintain an Internet site at www.civeo.com. We do not incorporate our Internet site, or the information contained on that site or connected to that site, into the information statement or our Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill those obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available free of charge on our website, at www.civeo.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND SCHEDULES

Page
Audited Combined Financial Statements

Report of Independent Registered Public Accounting Firm on Combined Financial Statements	F-2
Combined Statements of Income for the Years Ended December 31, 2013, 2012, and 2011	F-3
Combined Statements of Comprehensive Income for the Years Ended December 31, 2013, 2012, and 2011	F-4
Combined Balance Sheets at December 31, 2013 and 2012	F-5
Combined Statement of Changes in Net Investment for the Years Ended December 31, 2013, 2012, and 2011	F-6
Combined Statements of Cash Flows for the Years Ended December 31, 2013, 2012, and 2011	F-7
Notes to Combined Financial Statements	F-8 – F30

Audited Financial Statements of OIS Accommodations SpinCo Inc.

Report of Independent Registered Public Accounting Firm on Financial Statements	F-31
Balance Sheet as of December 31, 2013	F-32
Statement of Changes in Stockholder’s Equity for the Period from October 8, 2013 (date of inception) to December 31, 2013	F-33
Statement of Cash Flows for the Period from October 8, 2013 (date of inception) to December 31, 2013	F-34
Notes to Financial Statements	F-35 – F-36

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Oil States International, Inc.:

We have audited the accompanying combined balance sheets of the Accommodations Business of Oil States International, Inc. (the “Accommodations Business”) as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, changes in net investment, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of Oil States International, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Accommodations Business’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Accommodations Business of Oil States International, Inc. at December 31, 2013 and 2012, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

March 18, 2014

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED STATEMENTS OF INCOME
(In thousands)

	Year Ended December 31,
	2013	2012	2011

Revenues:
Service and other	$1,016,769	$1,069,439	$848,786
Product	24,335	39,436	15,915
	1,041,104	1,108,875	864,701
Costs and expenses:
Service and other costs	530,575	517,746	444,138
Product costs	19,040	34,612	12,222
Selling, general and administrative expenses	69,590	64,206	54,374
Depreciation and amortization expense	167,213	139,047	110,708
Other operating (income) expense	(4,770)	335	1,100
	781,648	755,946	622,542
Operating income	259,456	352,929	242,159

Interest expense to affiliates	(18,933)	(20,456)	(15,251)
Interest expense to third-parties, net of capitalized interest	(6,029)	(7,415)	(6,491)
Interest income from third-parties	2,332	1,712	1,724
Loss on extinguishment of debt	(1,207)	-	-
Other income	3,749	3,438	2,400
Income before income taxes	239,368	330,208	224,541
Income tax provision	(56,056)	(84,266)	(55,110)
Net income	$183,312	$245,942	$169,431
Less: Net income attributable to noncontrolling interests	1,436	1,221	926
Net income attributable to Accommodations Business of Oil States International, Inc.	$181,876	$244,721	$168,505

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,
	2013	2012	2011

Net income	$183,312	$245,942	$169,431

Other comprehensive income:
Foreign currency translation adjustment	(167,712)	16,919	3,216
Total other comprehensive income	(167,712)	16,919	3,216

Comprehensive income	15,600	262,861	172,647
Comprehensive income attributable to noncontrolling interest	(1,345)	(1,238)	(905)
Comprehensive income attributable to Accommodations Business of Oil States International, Inc.	$14,255	$261,623	$171,742

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED BALANCE SHEETS
(In thousands)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash	$224,128	$161,396
Accounts receivable, net	177,845	208,581
Inventories	29,815	19,654
Prepaid expenses and other current assets	11,769	7,336
Total current assets	443,557	396,967

Property, plant and equipment, net	1,325,867	1,317,532
Goodwill, net	261,056	295,132
Other intangible assets, net	75,675	97,569
Other noncurrent assets	20,895	25,725
Total assets	$2,127,050	$2,132,925

LIABILITIES AND NET INVESTMENT
Current liabilities:
Accounts payable	$45,376	$56,697
Accrued liabilities	26,874	52,704
Income taxes	6,574	21,190
Current portion of long-term debt and capitalized leases	-	10,092
Deferred revenue	19,571	10,919
Other current liabilities	2,470	287
Total current liabilities	100,865	151,889

Long-term debt to affiliates	335,171	358,316
Long-term debt to third-parties	-	123,497
Deferred income taxes	79,739	75,044
Other noncurrent liabilities	18,530	12,534
Total liabilities	534,305	721,280

Net investment:
Oil States International, Inc. net investment	1,651,013	1,302,664
Accumulated other comprehensive income (loss)	(59,979)	107,733
Total Oil States International, Inc. net investment	1,591,034	1,410,397
Noncontrolling interest	1,711	1,248
Total net investment	1,592,745	1,411,645
Total liabilities and net investment	$2,127,050	$2,132,925

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED STATEMENT OF CHANGES IN NET INVESTMENT
(In thousands)

	Oil States Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Oil States Net Investment	Noncontrolling Interest	Total Net Investment

Balance, December 31, 2010	$872,225	$87,598	$959,823	$860	$960,683
Net income	168,505		168,505	926	169,431
Currency translation adjustment		3,216	3,216	(20)	3,196
Dividends paid				(859)	(859)
Distributions to Oil States International, Inc.	(9,355)		(9,355)		(9,355)
Balance, December 31, 2011	$1,031,375	$90,814	$1,122,189	$907	$1,123,096
Net income	244,721		244,721	1,221	245,942
Currency translation adjustment		16,919	16,919	17	16,936
Dividends paid				(897)	(897)
Net transfers from Oil States International, Inc.	26,568		26,568		26,568
Balance, December 31, 2012	$1,302,664	$107,733	$1,410,397	$1,248	$1,411,645
Net income	181,876		181,876	1,436	183,312
Currency translation adjustment		(167,712)	(167,712)	(91)	(167,803)
Dividends paid				(882)	(882)
Net transfers from Oil States International, Inc.	166,473		166,473		166,473
Balance, December 31, 2013	$1,651,013	$(59,979)	$1,591,034	$1,711	$1,592,745

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2013	2012	2011

Cash flows from operating activities:
Net income	$183,312	$245,942	$169,431
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	167,213	139,047	110,708
Deferred income tax provision	11,607	13,812	18,371
Non-cash compensation charge	4,894	3,258	2,322
Gains on disposals of assets	(2,395)	(3,315)	(2,428)
Provision for losses on accounts receivable	2,099	129	1,492
Fair value adjustment of contingent consideration	(3,448)	1,260	(409)
Other, net	506	(500)	(919)
Changes in operating assets and liabilities:
Accounts receivable	12,554	(12,096)	(65,309)
Inventories	(11,885)	10,963	(14,679)
Accounts payable and accrued liabilities	(28,257)	27,188	33,465
Taxes payable	(24,921)	28,316	(253)
Other current assets and liabilities, net	26,099	(21,341)	31,671
Net cash flows provided by operating activities	337,378	432,663	283,463

Cash flows from investing activities:
Capital expenditures, including capitalized interest	(291,694)	(314,047)	(348,504)
Acquisitions of businesses, net of cash acquired	—	—	(2,200)
Proceeds from disposition of property, plant and equipment	7,488	8,346	3,996
Net cash flows used in investing activities	(284,206)	(305,701)	(346,708)

Cash flows from financing activities:
Revolving credit borrowings and (repayments), net	(47,901)	3,814	(38,060)
Term loan repayments	(82,762)	(10,047)	(4,972)
Borrowings of long-term debt from Oil States	—	—	131,957
Contributions from (distributions to) Oil States	160,998	15,267	(17,246)
Debt and capital lease repayments	—	(4,075)	(1,984)
Payment of financing costs	—	(3,442)	(259)
Net cash flows provided by financing activities	30,335	1,517	69,436

Effect of exchange rate changes on cash	(20,775)	843	(11,469)
Net increase (decrease) in cash	62,732	129,322	(5,278)

Cash, beginning of year	161,396	32,074	37,352

Cash, end of year	$224,128	$161,396	$32,074

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.     Spin-off, Description of Business and Basis of Presentation

Spin-off

On July 30, 2013, Oil States International, Inc. (“Oil States”) announced that its board of directors had unanimously approved pursuing a plan to separate its Accommodations Segment (“Accommodations”) into a standalone, publicly traded company, SpinCo (“SpinCo”), generally through a spin-off that is expected to be completed in accordance with a separation and distribution agreement between Oil States and SpinCo (the “Spin-Off”). The Spin-Off will be tax free to the stockholders, Oil States and SpinCo. Oil States intends to distribute, on a pro rata basis, shares of SpinCo common stock to the Oil States stockholders as of the record date for the Spin-Off. Upon completion of the Spin-Off, Oil States and SpinCo will each be independent and have separate public ownership, boards of directors and management. The Spin-Off is subject to final approval by Oil States’ board of directors, which approval is subject to, among other things, receipt of a private letter ruling from the Internal Revenue Service and an opinion of tax counsel, in each case with respect to the tax-free nature of the Spin-Off. SpinCo was incorporated in Delaware as a wholly owned subsidiary of Oil States on October 8, 2013.

Unless otherwise stated or the context otherwise indicates, all references in these combined financial statements to “us,” “our” or “we” mean the Accommodations Segment. All subsidiaries and equity method investments not contributed by Oil States to SpinCo will remain with Oil States and, together with Oil States, are referred to as “Oil States”.

Description of the Business

We are one of North America’s and Australia’s largest integrated providers of accommodations services for people working in remote locations. Our scalable modular facilities provide temporary and long-term work force accommodations where traditional infrastructure is not accessible or cost effective. Once facilities are deployed in the field, we also provide catering and food services, housekeeping, laundry, facility management, water and wastewater treatment, power generation, communications and redeployment logistics. Our accommodations support workforces in the Canadian oil sands and in a variety of oil and natural gas drilling, mining and related natural resource applications as well as disaster relief efforts, primarily in Canada, Australia and the United States. Accommodations operates in three principal reportable business segments – Canadian, Australian and U.S.

Basis of Presentation

These combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Oil States. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements include certain assets and liabilities that have historically been held at the Oil States corporate level but are specifically identifiable or otherwise attributable to us.

All intercompany transactions between the combined operations have been eliminated. All affiliate transactions between Accommodations and Oil States have been included in these combined financial statements. The total net effect of the settlement of these affiliate transactions is reflected in the combined balance sheets as “Net Investment of Oil States International, Inc.”

Our combined financial statements include expense allocations for: (1) certain corporate functions historically provided by Oil States, including, but not limited to finance, legal, risk management, tax, treasury, information technology, human resources, and certain other shared services; (2) certain employee benefits and incentives; and (3) share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated based on estimated time spent by Oil States personnel, a pro-rata basis of headcount or other relevant measures of Accommodations and Oil States and its subsidiaries. Both Accommodations and Oil States consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the Spin-Off, Accommodations will perform these functions using its own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Oil States under a Transition Services Agreement, which are planned to extend for a period of 6 to 12 months.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

We record noncontrolling interest in our combined financial statements to recognize the minority ownership interest in our combined subsidiaries. Noncontrolling interest in the earnings and losses of subsidiaries represent the share of net income or loss allocated to these subsidiaries.

2.     Summary of Significant Accounting Policies

Cash

Accommodations considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Accommodations’ financial instruments consist of cash, investments, receivables, payables, and debt instruments. Accommodations believes that the carrying values of these instruments, other than our long-term debt to affiliates, on the combined balance sheets approximate their fair values.

The fair values of our long-term debt with affiliates are estimated based on analysis of similar instruments (Level 2 fair value measurements). The carrying values and fair values of this debt are as follows for the periods indicated (in thousands):

	December 31, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value

Long-term debt to affiliates	$335,171	$361,264	$358,316	$380,296

Inventories

Inventories consist of work in process, raw materials and supplies and materials for the construction and operation of remote accommodation facilities. Inventories also include food, raw materials, labor, subcontractor charges, manufacturing overhead and catering and other supplies needed for operation of our facilities. Inventories are carried at the lower of cost or market. The cost of inventories is determined on a standard cost, average cost or specific-identification method.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost or at estimated fair market value at acquisition date if acquired in a business combination, and depreciation is computed, for assets owned or recorded under capital lease, using the straight-line method, after allowing for salvage value where applicable, over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the combined statements of income.

Asset Retirement Obligations

We recognize initial estimated asset retirement obligations (ARO) related to properties as liabilities, with an associated increase in property and equipment for the asset’s estimated retirement cost. Accretion expense is recognized over the estimated productive life of the related assets. If the fair value of the estimated ARO changes, an adjustment is recorded to both the ARO and the capitalized asset retirement cost. Revisions in estimated liabilities can result from changes in estimated inflation rates, changes in service and equipment costs and changes in the estimated timing of settling the ARO. Accommodations relieves ARO liabilities when the related obligations are settled. At December 31, 2013 and 2012, $6.1 million and $5.5 million, respectively, of ARO was included in the Balance Sheet in “Other noncurrent liabilities.” The ARO liability reflects the estimated present value of the amount of asset removal and site reclamation costs related to the retirement of Accommodations’ assets. Total expense related to the ARO was $0.3 million in 2013 and 2012. There was no accretion expense related to the ARO in 2011. Accommodations utilizes current retirement costs to estimate the expected cash outflows for retirement obligations. Accommodations estimates the ultimate productive life of the properties and a risk-adjusted discount rate in order to determine the current present value of the obligation.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price paid for acquired businesses over the allocated fair value of the related net assets after impairments, if applicable.

We evaluate goodwill for impairment annually and when an event occurs or circumstances change to suggest that the carrying amount may not be recoverable. All three of our reporting units have goodwill. In accordance with current accounting standards, we are given the option to test for impairment of our goodwill by first performing a qualitative assessment to determine whether it is more likely than not (that is, likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. If it is determined that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the currently prescribed two-step impairment test is unnecessary. In developing a qualitative assessment to meet the “more-likely-than-not” threshold, we assessed separately and different relevant events and circumstances. Current accounting standards also give us the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. In 2013, Accommodations chose to bypass the qualitative assessment and perform the two-step impairment test. In performing the two-step impairment test, we compare reporting unit’s carrying amount, including goodwill, to the implied fair value (IFV) of the reporting unit. The IFV of the reporting unit is estimated using an analysis of trading multiples of comparable companies to ours. We also utilize discounted projected cash flows and acquisition multiples analyses in certain circumstances. We discount our projected cash flows using a long-term weighted average cost of capital based on our estimate of investment returns that would be required by a market participant. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second step is performed to determine the amount of impairment, if any. We conduct our annual impairment test as of December of each year. In 2011, 2012 and 2013, our goodwill impairment tests indicated that the fair value of each of our reporting units is greater than its carrying amount.

For intangible assets that we amortize, we review the useful life of the intangible asset and evaluate each reporting period whether events and circumstances warrant a revision to the remaining useful life. We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. We are required to evaluate our indefinite-lived intangible assets for impairment annually and when an event occurs or circumstances change to suggest the carrying amount may not be recoverable. In performing the impairment test, we compare the fair value of the indefinite-lived intangible asset with its carrying amount with the measurement of the impairment based on the excess of the carrying value over its fair value.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

See Note 7 – Goodwill and Other Intangible Assets.

Impairment of Long-Lived Assets

In compliance with current accounting standards regarding the accounting for the impairment or disposal of long-lived assets at the asset group level, the recoverability of the carrying values of long-lived assets, including finite-lived intangible assets, is assessed at a minimum annually, or whenever, in management’s judgment, events or changes in circumstances indicate that the carrying value of such asset groups may not be recoverable based on estimated future cash flows. If this assessment indicates that the carrying values will not be recoverable, as determined based on undiscounted cash flows over the remaining useful lives, an impairment loss is recognized. The impairment loss equals the excess of the carrying value over the fair value of the asset group. The fair value of the asset group is based on prices of similar assets, if available, or discounted cash flows. Based on Accommodations’ review, the carrying values of its asset groups are recoverable, and no impairment losses have been recorded for the periods presented.

Foreign Currency and Other Comprehensive Income

Gains and losses resulting from combined balance sheet translation of foreign operations where a foreign currency is the functional currency are included as a separate component of accumulated other comprehensive income within the net investment account representing substantially all of the balances within accumulated other comprehensive income. Remeasurements of intercompany loans denominated in a different currency than the functional currency of the entity that are of a long-term investment nature are recognized as other comprehensive income within the net investment account. Gains and losses resulting from combined balance sheet remeasurements of assets and liabilities denominated in a different currency than the functional currency, other than intercompany loans that are of a long-term investment nature, are included in the combined statements of income as incurred.

Foreign Exchange Risk

A significant portion of revenues, earnings and net investments in foreign affiliates are exposed to changes in foreign currency exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities. We have not entered into any foreign currency forward contracts.

Interest Capitalization

Interest costs for the construction of certain long-term assets are capitalized and amortized over the related assets’ estimated useful lives. For the years ended December 31, 2013, 2012, and 2011, $0.8 million, $3.5 million and $5.1 million were capitalized, respectively.

Revenue and Cost Recognition

Accommodations derives the majority of its revenue from lodging and related ancillary services. In each of Accommodations’ operating segments, revenue is recognized in the period in which services are provided pursuant to the terms of Accommodations’ contractual relationships with its customers. In some contracts, rates may vary over the contract term. In these cases, revenue may be deferred and recognized on a straight-line basis over the contract term. Revenue from the sale of products, not accounted for utilizing the percentage-of-completion method, is recognized when delivery to and acceptance by the customer has occurred, when title and all significant risks of ownership have passed to the customer, collectability is reasonably assured and pricing is fixed and determinable. Our product sales terms do not include significant post-delivery obligations. For significant projects, revenues are recognized under the percentage-of-completion method, measured by the percentage of costs incurred to date compared to estimated total costs for each contract (cost-to-cost method). Billings on such contracts in excess of costs incurred and estimated profits are classified as deferred revenue. Costs incurred and estimated profits in excess of billings on percentage-of-completion contracts are recognized as unbilled receivables. Management believes this method is the most appropriate measure of progress on large contracts. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Factors that may affect future project costs and margins include weather, production efficiencies, availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of Accommodations’ estimates and materially impact Accommodations’ future reported earnings. Revenues exclude taxes assessed based on revenues such as sales or value added taxes.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Cost of services includes labor, food, utility costs, cleaning supplies, and other costs of operating the accommodations facilities of Accommodations. Cost of goods sold includes all direct material and labor costs and those costs related to contract performance, such as indirect labor, supplies, tools and repairs. Selling, general, and administrative costs are charged to expense as incurred.

Income Taxes

Accommodations’ operations are subject to United States federal, state and local, and foreign income taxes. In the U.S., Accommodations’ operations have historically been included in Oil States’ income tax returns. In preparing its combined financial statements, Accommodations has determined its tax provision on a separate return, stand-alone basis.

Because portions of Accommodations’ operations are included in Oil States’ tax returns, payments to certain tax authorities are made by Oil States, and not by Accommodations. With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our Parent and we are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in the Oil States International, Inc. net investment account.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Receivables and Concentration of Credit Risk

Based on the nature of its customer base, Accommodations does not believe that it has any significant concentrations of credit risk other than its concentration in the worldwide oil and gas and Australian mining industries. Accommodations evaluates the credit-worthiness of its significant, new and existing customers’ financial condition and, generally, Accommodations does not require significant collateral from its customers.

Allowances for Doubtful Accounts

Accommodations maintains allowances for doubtful accounts for estimated losses resulting from the inability of Accommodations’ customers to make required payments. If a trade receivable is deemed to be uncollectible, such receivable is charged-off against the allowance for doubtful accounts. Accommodations considers the following factors when determining if collection of revenue is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends, customer solvency and changes in customer payment terms. If Accommodations has no previous experience with the customer, Accommodations typically obtains reports from various credit organizations to ensure that the customer has a history of paying its creditors. Accommodations may also request financial information, including combined financial statements or other documents to ensure that the customer has the means of making payment. If these factors do not indicate collection is reasonably assured, Accommodations would require a prepayment or other arrangement to support revenue recognition and recording of a trade receivable. If the financial condition of Accommodations’ customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Stock-Based Compensation

Oil States sponsors the equity participation plan in which certain employees of Accommodations participate. Current accounting standards regarding share-based payments require companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period. During 2013 and 2012, Oil States also granted phantom shares under the newly created Canadian Long-Term Incentive Plan, which provides for the granting of units of phantom shares to key Canadian employees of Accommodations. These awards vest in equal annual installments and are accounted for as a liability based on the fair value of Oil States stock price. Participants granted units of phantom shares are entitled to a lump sum cash payment equal to the fair market value of a share of Oil States’ common stock on the vesting date.

Canadian Retirement Savings Plan

Accommodations offers a defined contribution retirement plan to its Canadian employees. In Canada, Accommodations contributes, on a matched basis, an amount up to 5% of each Canadian based, salaried employee’s earnings (base salary plus annual incentive compensation) to the legislated maximum for a Deferred Profit Sharing Plan (DPSP – Maximum for 2013 - $12,135). DPSP is a form of defined contribution retirement savings plan governed by Canadian Federal Tax legislation which provides for deferral of tax on deposit and investment return until removed from the plan to support retirement income. Employer contributions vest upon the completion of two years of service. Employee contributions are required in order to be eligible for the DPSP employer matching. Maximum employer matching (5% noted above) is attained with (6%) employee contribution which would go into a Group Registered Retirement Savings Plan (GRRSP). The two plans work in tandem. Contributions to the “Retirement Savings Plan” for Canadian employees are subject to the annual maximum total registered savings limit of $23,820 in 2013 as set out in the Canadian Tax Act.

Australian Retirement Savings Plan

Our Australian affiliate contributes to various defined contribution plans for its employee’s in accordance with legislation governing the calculation of the Superannuation Guarantee Surcharge (“SGC”). SGC is contributed by the employer at a rate of 9% of the base salary of an employee, capped at the legislated maximum contribution base which is indexed annually.

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Our Australian affiliate makes no investment decisions on behalf of the employee and has no obligations other than to remit the defined contributions to the plan selected by each individual employee.

Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

U.S. Retirement Savings Plan

Oil States offers a defined contribution 401(k) retirement plan to substantially all of the U.S. employees of Accommodations. Participants may contribute from 1% to 75% of their base and cash incentive compensation (subject to Internal Revenue Service limitations), and Oil States makes matching contributions under this plan on the first 6% of the participant’s compensation (100% match of the first 4% employee contribution and 50% match on the next 2% contribution). Oil States matching contributions vest at a rate of 20% per year for each of the employee’s first five years of service and then are immediately vested thereafter.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Guarantees

Substantially all of Accommodations’ Canadian and U.S. subsidiaries are guarantors under the Oil States Credit facility. All of Accommodations’ Australian subsidiaries are guarantors under Accommodations’ Australian credit facility. See Note 8.

Some of our products are sold with a warranty, generally 12 months. Parts and labor are covered under the terms of the warranty agreement. Warranty provisions are estimated based upon historical experience by product, configuration and geographic region. Our total liability related to warranties was $0.2 million and less than $0.1 million at December 31, 2013 and 2012, respectively.

During the ordinary course of business, Accommodations also provides standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either Accommodations or its subsidiaries. As of December 31, 2013, the maximum potential amount of future payments that Accommodations could be required to make under these guarantee agreements (letters of credit) was approximately $4.9 million. Accommodations has not recorded any liability in connection with these guarantee arrangements. Accommodations does not believe, based on historical experience and information currently available, that it is likely that any amounts will be required to be paid under these guarantee arrangements.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of a few such estimates include potential future adjustments as a result of contingent consideration arrangements pursuant to business combinations and other contractual agreements, revenue and income recognized on the percentage-of-completion method, estimates of the amount and timing of costs to be incurred for asset retirement obligations, any valuation allowance recorded on net deferred tax assets, warranty and allowance for doubtful accounts. Actual results could materially differ from those estimates.

Accounting for Contingencies

We have contingent liabilities and future claims for which we have made estimates of the amount of the eventual cost to liquidate these liabilities or claims. These liabilities and claims sometimes involve threatened or actual litigation where damages have been quantified and we have made an assessment of our exposure and recorded a provision in our accounts to cover an expected loss. Other claims or liabilities have been estimated based on their fair value or our experience in these matters and, when appropriate, the advice of outside counsel or other outside experts. Upon the ultimate resolution of these uncertainties, our future reported financial results will be impacted by the difference between our estimates and the actual amounts paid to settle a liability. Examples of areas where we have made important estimates of future liabilities include future consideration due sellers as a result of the terms of a business combination, litigation, taxes, interest, insurance claims, warranty claims and contract claims and obligations.

Subsequent Events

In accordance with authoritative guidance, Accommodations evaluates all events and transactions that occur after the combined balance sheet date, but before combined financial statements are issued for possible recognition or disclosure. In connection with preparation of the combined financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2013 through March 18, 2014, the date these combined financial statements were issued.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

3.     Details of Selected Combined Balance Sheet Accounts

Additional information regarding selected combined balance sheet accounts at December 31, 2013 and 2012 is presented below (in thousands):

	2013	2012

Accounts receivable, net:
Trade	$128,781	$144,425
Unbilled revenue	47,004	61,584
Other	5,716	3,690
Total accounts receivable	181,501	209,699
Allowance for doubtful accounts	(3,656)	(1,118)
	$177,845	$208,581

	2013	2012

Inventories:
Finished goods and purchased products	$3,574	$4,558
Work in process	14,328	7,150
Raw materials	11,913	7,946
Total inventories	$29,815	$19,654

	Estimated Useful Life	2013	2012

Property, plant and equipment, net:
Land		$49,384	$41,450
Accommodations assets	3-15 years	1,535,407	1,481,830
Buildings and leasehold improvements	3-20 years	45,538	44,849
Machinery and equipment	4-15 years	12,259	10,316
Office furniture and equipment	3-7 years	28,755	23,311
Vehicles	3-5 years	20,197	17,395
Construction in progress		129,587	111,952
Total property, plant and equipment		1,821,127	1,731,103
Accumulated depreciation		(495,260)	(413,571)
		$1,325,867	$1,317,532

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

	2013	2012
Accrued liabilities:
Accrued compensation	$21,988	$26,891
Accrued taxes, other than income taxes	1,940	2,103
Accrued interest	1,560	22,436
Other	1,386	1,274
	$26,874	$52,704

Depreciation expense was $157.0 million, $128.2 million and $99.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

4.     Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the FASB), which are adopted by Accommodations as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on Accommodations’ combined financial statements upon adoption.

5.     Acquisitions and Supplemental Combined Cash Flow Information

On November 1, 2011, we purchased an open camp accommodations facility located in Carrizo Springs, Texas for total consideration of $2.2 million. The fair value of assets acquired including intangibles was $2.2 million. This facility provides accommodations support to customers working in the Eagle Ford Shale oil and gas basin in Texas. The operations of the Carrizo Springs facility have been included in our U.S. segment since the acquisition date.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Supplemental Combined Cash Flow Information

Cash paid during the years ended December 31, 2013, 2012 and 2011 for interest and income taxes was as follows (in thousands):

	2013	2012	2011

Interest (net of amounts capitalized)	$43,610	$23,239	$8,590
Income taxes, net of refunds	65,875	42,138	37,011

Non-cash investing activities:
Assets acquired through lease incentives	$—	$—	$1,897

6.     Mountain West Contingent Consideration

On December 20, 2010, we acquired all of the operating assets of Mountain West Oilfield Service and Supplies, Inc. and Ufford Leasing LLC (Mountain West) for total consideration of $47.1 million including estimated contingent consideration of $4.0 million. Headquartered in Vernal, Utah, with operations in the Rockies and the Bakken Shale region, Mountain West provides remote site workforce accommodations to the oil and gas industry. Mountain West has been included in the U.S. segment since the acquisition date. In December 2010, Accommodations recorded a $4.0 million liability representing the estimated fair value of the contingent consideration expected to be payable to the sellers of Mountain West on the third anniversary of the acquisition date. The contingent consideration was based on achieving a level of earnings as defined in the acquisition agreement. Defined earnings were to be adjusted prospectively for the amount of capital expenditures made in the former Mountain West business. Accommodations periodically reviewed the estimated liability for contingent consideration based on historical and forecasted earnings and capital spending based on the three-year earnout period. The total liability for this contingent consideration as of December 31, 2012 and 2011 was $4.0 million and $3.6 million, respectively. During the first quarter of 2013, the liability for the estimated contingent consideration recorded in connection with this transaction was adjusted to its estimated fair value of zero considering deteriorating market conditions for accommodations in the U.S. The earn out provision of the Mountain West acquisition expired in 2013.

7.     Goodwill and Other Intangible Assets

Accommodations does not amortize goodwill but tests for impairment using a fair value approach, at the “reporting unit” level. A reporting unit is the operating segment, or a business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the component level. Accommodations has three reporting units with goodwill as of December 31, 2013 and 2012. Accommodations recognizes an impairment loss for any amount by which the carrying amount of a reporting unit’s goodwill exceeds the reporting unit’s IFV of goodwill. If our initial qualitative assessment of potential goodwill impairment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, Accommodations uses, as appropriate in the current circumstance, comparative market multiples, discounted cash flow calculations and acquisition comparables to establish the reporting unit’s fair value (a Level 3 fair value measurement). As of December 31, 2013, no provision for impairment of goodwill was required.

Accommodations amortizes the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are reviewed for impairment if there are indicators of impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested for impairment annually by comparing the fair value of the indefinite-lived intangible asset to its carrying value with the measurement of the impairment based on the excess of the carrying value over its fair value. As of December 31, 2013, no provision for impairment of other intangible assets was required.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows (in thousands):

	Canadian	Australian	U.S.	Total
Balance as of December 31, 2011	$50,885	$223,805	$16,632	$291,322
Foreign currency translation and other changes	709	3,101	--	3,810
Balance as of December 31, 2012	51,594	226,906	16,632	295,132
Foreign currency translation and other changes	(2,109)	(31,967)	--	(34,076)
Balance as of December 31, 2013	$49,485	$194,939	$16,632	$261,056

The following table presents the total amount of intangibles assigned and the total accumulated amortization for major intangible asset classes as of December 31, 2013 and 2012 (in thousands):

	As of December 31,
	2013		2012
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Amortizable intangible assets:
Customer relationships	$50,980	$14,875	$57,494	$11,191
Contracts/Agreements	43,836	13,151	51,025	10,205
Noncompete agreements	817	539	824	397
Total amortizable intangible assets	$95,633	$28,565	$109,343	$21,793

Indefinite-lived intangible assets not subject to amortization:
Brand names	8,570	—	9,976	—
Licenses	37	—	43	—
Total indefinite-lived intangible assets	8,607	—	10,019	—
Total other intangible assets	$104,240	$28,565	$119,362	$21,793

The weighted average remaining amortization period for all intangible assets, other than goodwill and indefinite- lived intangibles, was 6.3 years as of December 31, 2013 and 7.3 years as of December 31, 2012. Total amortization expense is expected to be $9.5 million in each of 2014 and 2015, $9.4 million in 2016 and $9.3 million in each of 2017 and 2018. Amortization expense was $10.2 million, $10.9 million and $10.8 million in the years ended December 31, 2013, 2012 and 2011, respectively.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

8.     Long-term Debt

As of December 31, 2013 and 2012, long-term debt consisted of the following (in thousands):

	2013	2012

Canadian revolving credit facility, which matures on December 10, 2015, with available commitments up to $250 million; secured by substantially all of Oil States’ and our U.S. and Canadian assets; commitment fee on unused portion was 0.375% per annum in 2013 and 2012; variable interest rate payable monthly based on the Canadian prime rate or Bankers Acceptance discount rate plus applicable percentage; no borrowings were outstanding during 2013; weighted average rate was 4.3% for 2012	$—	$—

Canadian term loan, which was repaid in full in 2013, original principal of $100 million; weighted average rate was 3.3% for 2013 and 3.4% for 2012	—	85,786

Australian revolving credit facility, which matures December 10, 2015, with available commitments up to A$300 million; secured by substantially all of our Australian assets; commitment fee on unused portion was 0.375% per annum in 2013 and 2012; variable interest rate payable monthly based on the Australian prime rate plus applicable percentage; weighted average rate was 5.1% for 2013 and 5.4% for 2012	—	47,803

Affiliate debt with Oil States	335,171	358,316

Total debt	335,171	491,905
Less: Current portion	—	10,092
Total long-term debt	$335,171	$481,813

Scheduled maturities of combined long-term debt as of December 31, 2013, are as follows (in thousands):

2014	$—
2015	—
2016	—
2017	—
2018	—
Thereafter	335,171
$335,171

Credit Facilities

Accommodations is a party to a credit facility agreement together with Oil States that has separate Canadian borrowing limits that serve as debt financing for the Canadian operations of Accommodations (“Oil States Credit Facility”) as described below. Additionally, Accommodations has a separate Australian credit facility (“The MAC Group Credit Facility”) also described below that is used exclusively to support our Australian operations. It is expected that Accommodations will replace some or all of these facilities in connection with the consummation of any Spin-off transaction.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

On December 10, 2010, Oil States replaced its existing $500 million bank credit facility with $1.05 billion in senior credit facilities governed by the Amended and Restated Credit Agreement. The new Oil States credit facilities totaled $1.05 billion of available commitments consisting of revolving borrowings, up to $750 million, and term borrowings, of $300 million. Oil States and Accommodations borrowed all of the term commitment ($200 million by Oil States and $100 million by Accommodations) in connection with the acquisition of The MAC. Under these senior secured revolving credit facilities with a group of banks, up to $350 million is available in the form of loans denominated in Canadian dollars and may be made to the Oil States’ principal Canadian operating subsidiaries, i.e. Accommodations. The facilities mature on December 10, 2015. The December 31, 2013 principal balance of the term loans is repayable at a rate of 2.5% per quarter of the aggregate principal amount until maturity on December 10, 2015 when the remaining principal is due. Amounts borrowed under these facilities bear interest, at Accommodations’ election, at either:

●	a variable rate equal to LIBOR (or, in the case of Canadian dollar denominated loans, the Bankers’ Acceptance discount rate) plus a margin ranging from 2.0% to 3.0%; or

●	an alternate base rate equal to the higher of the bank’s prime rate and the federal funds effective rate (or, in the case of Canadian dollar denominated loans, the Canadian Prime Rate).

Commitment fees ranging from 0.375% to 0.50% per year are paid on the undrawn portion of the facilities, depending upon our leverage ratio.

The Canadian portion of the credit facilities are guaranteed by all of Oil States’ active foreign subsidiaries. The credit facilities are secured by a first priority lien on all Oil States’ inventory, accounts receivable and other material tangible and intangible assets, as well as those of Oil States’ active subsidiaries, including Accommodations. However, no more than 65% of the voting stock of any foreign subsidiary is required to be pledged if the pledge of any greater percentage would result in adverse tax consequences.

The Oil States Credit Agreement contains customary financial covenants and restrictions applicable to Oil States. As of December 31, 2013, Oil States was in compliance with all debt covenants. The credit facilities also contain negative covenants that limit Oil States’ or Accommodations’ ability to borrow additional funds, encumber assets, sell assets and enter into other significant transactions.

Under Oil States’ credit facilities, the occurrence of specified change of control events involving their shareholders would constitute an event of default that would permit the banks to, among other things, accelerate the maturity of the facilities and cause them to become immediately due and payable in full.

As of December 31, 2013, we had no outstanding balance under these facilities and an additional $4.9 million of outstanding letters of credit, leaving $249.1 million available to be drawn under the facilities by Accommodations.

On September 18, 2012, Accommodations’ Australian accommodations subsidiary, The MAC Services Group Pty Limited (The MAC), entered into a A$300 million revolving loan facility governed by a Syndicated Facility Agreement (“The MAC Group Facility Agreement”), between The MAC, J.P. Morgan Australia Limited, as Australian agent and security trustee, JPMorgan Chase Bank, N.A., as U.S. agent, and the lenders party thereto, which is guaranteed by Oil States and The MAC’s subsidiaries. The maturity date of The MAC Group Facility Agreement is December 10, 2015. Under the terms of the MAC Group Facility Agreement, loans bear interest for a particular interest period at a rate per annum equal to the sum of the average interest rate paid by banks for loans of the equivalent period and an applicable percentage ranging from 2.00% to 3.00% based upon the Australian Borrower’s leverage ratio. The MAC Group Facility Agreement contains representations, warranties and covenants that are customary for similar credit arrangements, including, among other things, covenants relating to financial reporting and notification, payment of obligations, and notification of certain events. The MAC Group Facility Agreement has customary financial covenants and restrictions. As of December 31, 2013, we were in compliance with our Australian debt covenants. As of December 31, 2013, we had no outstanding balance under the Australian credit facility leaving A$300 million available to be drawn under this facility.

Affiliate Debt with Oil States

On December 9, 2010 Accommodations entered into an affiliate term loan agreement with Oil States with a principal amount of C$227 million. The loan matures on December 31, 2020 and bears interest equal to LIBOR plus 3.75%, which is payable annually. The outstanding principal amount can be prepaid at any time without penalty. Upon completion of the spin off transaction this affiliate term loan is expected to be a contribution to the equity of Accommodations by Oil States.

On June 27, 2011 Accommodations entered into an affiliate term loan agreement with Oil States with a principal amount of C$130 million. The loan matures on June 1, 2021 and bears interest at a fixed rate of 7.25%. The outstanding principal amount can be prepaid at any time without penalty. Upon completion of the spin off transaction this affiliate term loan is expected to be a contribution to the equity of Accommodations by Oil States.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

9.     Retirement Plans

Accommodations sponsors defined contribution plans. Participation in these plans is available to substantially all employees. Accommodations recognized expense of $18.6 million, $17.0 million and $11.5 million, respectively, related to matching contributions under its various defined contribution plans during the years ended December 31, 2013, 2012 and 2011, respectively.

10.     Income Taxes

Pre-tax income (loss) for the years ended December 31, 2013, 2012 and 2011 consisted of the following (in thousands):

	2013	2012	2011
US operations	$(2,054)	$29,894	$17,570
Foreign operations	241,422	300,314	206,971
Total	$239,368	$330,208	$224,541

The components of the income tax provision for the years ended December 31, 2013, 2012 and 2011 consisted of the following (in thousands):

	2013	2012	2011
Current:
Federal	$(7,525)	$8,495	$2,750
State	11	698	435
Foreign	51,962	61,261	33,554
	$44,448	$70,454	$36,739
Deferred:
Federal	$6,787	$4,262	$3,952
Foreign	4,820	9,550	14,419
	$11,607	$13,812	$18,371
Total Provision	$56,055	$84,266	$55,110

The provision for taxes differs from an amount computed at U.S. statutory rates as follows for the years ended December 31, 2013, 2010 and 2011 consisted (in thousands)

	2013	2012	2011
Federal tax expense at statutory rates	$83,778	$115,571	$78,589
Effect of foreign income tax, net	(27,051)	(31,200)	(26,403)
Other nondeductible expenses	(482)	(492)	3,045
State tax expense, net of federal benefits	11	698	435
Domestic manufacturing deduction	(92)	(80)	(20)
Uncertain tax positions adjustments, net	17	17	(888)
Other, net	(125)	(248)	352
Net income tax provision	$56,056	$84,266	$55,110

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

 The significant items giving rise to the deferred tax assets and liabilities as of December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Deferred tax assets:
Allowance for doubtful accounts	$572	$557
Allowance for inventory reserves	15	-
Employee benefits	667	644
Deductible goodwill and other intangibles	6,977	7,775
Other reserves	3,384	3,342
Depreciation	683	683
Deferred revenue $1,152	5,251	1,152
Other	834	837
Deferred tax asset	$18,383	$14,990
Deferred tax liabilities:
Depreciation	$(78,518)	$(67,558)
Intangibles	(6,032)	(6,686)
Accrued liabilities	(3,161)	(2,899)
Other	(2,650)	(1,988)
Deferred tax liability	(90,361)	(79,131)
Net deferred tax liability	$(71,978)	$(64,141)

Reclassifications of Accommodations’ deferred tax balance based on net current items and net non-current items as of December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Current deferred tax asset	$306	$345
Long-term deferred tax liability	(72,284)	(64,486)
Net deferred tax liability	$(71,978)	$(64,141)

Our primary deferred tax assets at December 31, 2013, were related to deductible goodwill and other intangibles.

Our income tax provision for the year ended December 31, 2013 totaled $56.1 million, or 23.4% of pretax income, compared to $84.3 million, or 25.5% of pretax income, for the year ended December 31, 2012.

Appropriate U.S. and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries that Accommodations intends to permanently reinvest, and upon which foreign taxes have been accrued or paid but no deferred US income taxes have been provided is $1,027 million at December 31, 2013, the majority of which has been generated in Canada. Upon distribution of these earnings in the form of dividends or otherwise, Accommodations may be subject to US income taxes (subject to adjustment for foreign tax credits) and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings after consideration of available foreign tax credits.

Accommodations files tax returns in the jurisdictions in which they are required. All of these returns are subject to examination or audit and possible adjustment as a result of assessments by taxing authorities. Accommodations believes that it has recorded sufficient tax liabilities and does not expect the resolution of any examination or audit of its tax returns would have a material adverse effect on its operating results, financial condition or liquidity.

Our Canadian federal tax returns subsequent to 2008 are subject to audit by the Canada Revenue Agency. Our Australian subsidiary’s federal tax returns subsequent to 2007 are subject to audit by the Australian Taxation Office.

We account for uncertain tax positions using a recognition threshold and a measurement attribute for the combined financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

The total amount of unrecognized tax benefits as of December 31, 2013 and 2012 were $0.7 million. The unrecognized tax benefits, if recognized, would affect the effective tax rate. Accommodations accrues interest and penalties related to unrecognized tax benefits as a component of the Company's provision for income taxes. As of December 31, 2013 and 2012, Accommodations had accrued $0.3 million and $0.3 million, respectively, of interest expense and penalties.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2013	2012	2011
Balance as of January 1st	$679	$679	$1,078
Additions for tax positions of prior years	--	--
Reductions for tax positions of prior years			(399)
Lapse of the applicable statute of limitations
Balance as of December 31st	$679	$679	$679

It is reasonably possible that the amount of unrecognized tax benefits will change during the next twelve months due to the closing of the statute of limitations and that change, if it were to occur, could have a favorable or unfavorable impact on our results of operation.

11.     Commitments and Contingencies

Accommodations leases a portion of its equipment, office space, computer equipment, automobiles and trucks under leases which expire at various dates.

Minimum future operating lease obligations in effect at December 31, 2013, were as follows (in thousands):

Operating Leases
2014	$5,992
2015	5,579
2016	4,785
2017	4,525
2018	3,623
Thereafter	18,729
Total	$43,233

Rental expense under operating leases was $7.1 million, $5.3 million and $5.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Accommodations is a party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, products, employees and other matters, including warranty and product liability claims as a result of its products or operations. In certain cases, Accommodations is entitled to indemnification from the sellers of businesses. Although Accommodations can give no assurance about the outcome of pending legal and administrative proceedings and the effect such outcomes may have on it, management believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on its combined financial position, results of operations or liquidity.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

12.     Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income decreased from $107.7 million at December 31, 2012 to a loss of $60.0 million at December 31, 2013, a net change of $167.7 million, as a result of decreases in the Canadian and Australian dollar exchange rates compared to the U.S. dollar. The Canadian dollar was valued at an exchange rate of U.S. $0.94 at December 31, 2013 compared to U.S. $1.01 at December 31, 2012, a decrease of 6%. The Australian dollar was valued at an exchange rate of U.S. $0.89 at December 31, 2013 compared to U.S. $1.04 at December 31, 2012, a decrease of 14%. Excluding intercompany balances, our Canadian dollar and Australian dollar functional currency net assets total approximately C$574 million and A$957 million, respectively, at December 31, 2013.

13.     Stock-Based Compensation

Certain employees of Accommodations participate in Oil States’ Equity Participation Plan. The expense associated with these employees of Accommodations is reflected in the historical combined income statements of Accommodations. The expense associated with the allocation of stock compensation expense for Accommodations’ employees is included as a component of the Oil States International, Inc. net investment account.

Current accounting standards require companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period.

Stock-based compensation pre-tax expense recognized by Accommodations in the years ended December 31, 2013, 2012 and 2011 totaled $6.4 million, $3.3 million and $2.3 million, respectively.

Stock Options

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the following table. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The dividend yield on Oil States’ common stock is assumed to be zero since they do not pay dividends and have no current plans to do so in the future. The expected market price volatility of Oil States’ common stock is based on an estimate made by them that considers the historical and implied volatility of its common stock as well as a peer group of companies over a time period equal to the expected term of the option. The expected life of the options awarded in 2013, 2012 and 2011 was based on a formula considering the vesting period, term of the options awarded and past experience.

	2013	2012	2011

Risk-free weighted interest rate	0.6%	0.6%	1.7%
Expected life (in years)	4.1	4.1	4.1
Expected volatility	44%	57%	55%

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

The following table presents the changes in stock options outstanding and related information for Accommodations’ employees for each of the three years ended December 31, 2013, 2012 and 2011:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Contractual Life (Years)	Aggregate Intrinsic Value (thousands)
Outstanding Options at December 31, 2010	421,250	$29.87	3.4	$14,414
Granted	80,250	75.41
Exercised	(70,625)	30.29
Forfeited/Expired	(29,125)	48.16
Outstanding Options at December 31, 2011	401,750	37.57	3.5	15,588
Granted	5,000	84.63
Exercised	(127,000)	31.81
Forfeited	(1,750)	80.68
Outstanding Options at December 31, 2012	278,000	40.78	3.0	8,839
Granted	7,500	80.25
Exercised	(160,626)	38.59
Forfeited	(7,250)	68.55
Outstanding Options at December 31, 2013	117,624	44.56	3.6	6,723

Exercisable Options at December 31, 2011	153,750	29.45	2.2	7,215
Exercisable Options at December 31, 2012	132,938	33.40	2.1	5,110
Exercisable Options at December 31, 2013	58,625	29.05	1.8	4,261

The weighted average fair values of options granted to Accommodations’ employees during 2013, 2012 and 2011 were $28.31, $37.43 and $33.27 per share, respectively. All options awarded in 2013 had a term of ten years and were granted with exercise prices at the grant date closing market price. The total intrinsic value of options exercised by Accommodations’ employees during 2013, 2012 and 2011 were $8.2 million, $6.2 million and $3.2 million, respectively. Oil States received all cash from option exercises during 2013, 2012 and 2011. The tax benefits realized for the tax deduction from stock options exercised during 2013, 2012 and 2011 totaled $0.6 million, $0.2 million and $0.2 million, respectively.

The following table summarizes information for outstanding stock options of Accommodations’ employees at December 31, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/2013	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of 12/31/2013	Weighted Average Exercise Price

$16.65 - $16.65	30,000	1.14	$16.65	30,000	$16.65
$37.67 - $37.67	51,000	2.12	$37.67	25,375	$37.67
$75.41 - $84.63	36,624	7.52	$77.31	3,250	$76.12
$16.65 - $84.63	117,624	3.55	$44.56	58,625	$29.05

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Restricted Stock Awards

The following table presents the changes of restricted stock awards and related information for Accommodations’ employees for 2013:

	Number of Awards	Weighted Average Grant Date Fair Value Per Share
Nonvested shares at January 1, 2013	40,645	$75.09
Granted	26,200	$80.25
Vested	(12,674)	$71.68
Forfeited	(750)	$84.63
Nonvested shares at December 31, 2013	53,421	$78.30

During 2013, Oil States granted restricted stock awards to Accommodations’ employees totaling 26,200 shares valued at a total of $2.1 million. All of the restricted stock awards granted to Accommodations’ employees vest in four equal annual installments beginning in February 2014. During 2013, Oil States also granted 70,500 units of phantom shares under the newly created Canadian Long-Term Incentive Plan, which provides for the granting of units of phantom shares to key Canadian employees of Accommodations. These awards vest in three equal annual installments beginning in February 2014 and are accounted for as a liability based on the market price of Oil States shares. Participants granted units of phantom shares are entitled to a lump sum cash payment equal to the fair market value of a share of Oil States’ common stock on the vesting date. At December 31, 2013, the balance of the liability for the phantom shares was $3.4 million. A total of 19,800 and 26,104 shares of restricted stock were awarded to Accommodations’ employees in 2012 and 2011, respectively, with aggregate values of $1.6 million and $2.0 million, respectively.

The weighted average grant date fair value per share for restricted stock awards granted in 2013, 2012 and 2011 was $80.25, $81.35 and $74.81, respectively. The total fair value of restricted stock awards vested in 2013, 2012 and 2011 was $1.0, $0.8 million and $0.4 million, respectively. As of December 31, 2013, there was $4.2 million of total compensation cost related to nonvested stock awards not yet recognized, which is expected to be recognized over a weighted average period of 2.4 years.

14.     Segment and Related Information

In accordance with current accounting standards regarding disclosures about segments of an enterprise and related information, Accommodations has identified the following reportable segments: Canadian, Australian and U.S., which represent our strategic focus on work force accommodations.

Financial information for our segment for each of the three years ended December 31, 2013, 2012 and 2011, is summarized in the following table in thousands. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

	Revenues from unaffiliated customers	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2013
Canadian	$710,538	$85,180	$190,801	$155,556	$997,542
Australian	255,457	64,691	75,197	75,935	894,227
U.S. and other.	75,109	17,488	(1,865)	61,989	234,049
Stand-alone adjustments and eliminations	-	(146)	(4,677)	(1,786)	1,232
Accommodations Business of Oil States International, Inc.	$1,041,104	$167,213	$259,456	$291,694	$2,127,050

2012
Canadian	$717,160	$71,203	$226,403	$106,835	$954,295
Australian	276,214	55,443	99,213	145,766	992,665
U.S. and other.	115,501	12,402	31,358	63,184	178,229
Stand-alone adjustments and eliminations	-	(1)	(4,045)	(1,738)	3,706
Accommodations Business of Oil States International, Inc.	$1,108,875	$139,047	$352,929	$314,047	$2,128,895

2011
Canadian	$579,857	$54,281	$162,323	$173,194	$765,842
Australian	197,095	43,913	63,211	154,080	881,155
U.S. and other	87,749	12,511	19,554	21,230	143,101
Stand-alone adjustments and eliminations	-	3	(2,929)	-	9,796
Accommodations Business of Oil States International, Inc.	$864,701	$110,708	$242,159	$348,504	$1,799,894

Financial information by geographic segment for each of the three years ended December 31, 2013, 2012 and 2011, is summarized below in thousands. Revenues in the United States include export sales. Revenues are attributable to countries based on the location of the entity selling the products or performing the services. Long-lived assets are attributable to countries based on the physical location of the entity and its operating assets and do not include intercompany balances.

	Canada	Australia	United States and Other	Total

2013
Revenues from unaffiliated customers	$710,538	$255,457	$75,109	$1,041,104
Long-lived assets	664,466	810,645	198,594	1,673,705

2012
Revenues from unaffiliated customers	$717,160	$276,214	$115,501	$1,108,875
Long-lived assets	634,616	932,155	158,729	1,725,500

2011
Revenues from unaffiliated customers	$579,550	$197,095	$88,056	$864,701
Long-lived assets	592,003	827,271	109,677	1,528,951

Imperial Oil accounted for more than 10% of Accommodations’ revenues in the years ended December 31, 2013, 2012 and 2011. BHP Billiton Mitsubishi Alliance accounted for more than 10% of Accommodations’ revenues in the years ended December 31, 2013 and 2011. Suncor Energy Oil Sands LP accounted for more than 10% of Accommodations’ revenues in the year ended December 31, 2011.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

15.     Asset Retirement Obligations

Asset retirement obligations at December 31 were (in thousands):

	2013	2012

Asset retirement obligations	$6,095	$5,518
Asset retirement obligations due within one year*	—	—
Long-term asset retirement obligations	$6,095	$5,518

*	Classified as a current liability on the combined balance sheets, under the caption “Other accruals.”

Asset Retirement Obligations

We record the fair value of a liability for an asset retirement obligation when it is incurred (typically when the asset is installed). When the liability is initially recorded, we capitalize the associated asset retirement cost by increasing the carrying amount of the related properties, plants and equipment. Over time, the liability increases for the change in its present value, while the capitalized cost depreciates over the useful life of the related asset.

We have asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until several years in the future and will be funded from general company resources at the time of removal.

During 2013 and 2012, our overall asset retirement obligation changed as follows (in thousands):

	2013	2012

Balance at January 1	$5,518	$4,615

Accretion of discount	350	305

New obligations	566	—

Changes in estimates of existing obligations	34	491
Foreign currency translation	(373)	107
Balance at December 31	$6,095	$5,518

16.     Parent Company Investment

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Oil States

All intercompany transactions between the combined operations have been eliminated. All affiliate transactions between Accommodations and Oil States have been included in these combined financial statements. The total net effect of the settlement of these affiliate transactions is reflected in the combined balance sheets as “Net Investment of Oil States International, Inc.”

Parent Company Services Provided and Corporate Allocations

Historically, Oil States has provided services to and funded certain expenditures of Accommodations. The most significant of these services and expenditures were: (1) funding expenditures to settle domestic accounts payable; (2) funding and processing of domestic payroll; (3) share-based compensation; and (4) certain transaction-related expenditures. The combined financial statements of Accommodations reflect these expenditures. During the years ended December 31, 2013, 2012 and 2011, $130.2 million, $88.9 million and $41.0 million, respectively, of expenditures for services received from Oil States or funding for expenditures provided by Oil States were included in the combined financial statements.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

The combined statements of income also include general corporate expense allocations, which include costs incurred by Oil States for certain corporate functions such as executive management, finance, information technology, tax, internal audit, risk management, legal, human resources and treasury. During the years ended December 31, 2013, 2012 and 2011, we were allocated $6.1 million, $5.0 million and $3.9 million, respectively, in respect of these corporate expenses which are included within selling, general and administrative expenses in the combined statements of income. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated based on estimated time spent by Oil States personnel, a pro rata basis of operating income, headcount or other relevant measures of Accommodations and Oil States and its other subsidiaries.

The service charges and corporate expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Oil States Net Investment

Net transfers to Oil States are included within Oil States net investment on the combined statements of net investment. The components of the change in Oil States net investment for the years ended December 31, 2013, 2012 and 2011 are as follows (in thousands):

	2013	2012	2011

Cash transfers and general financing activities	$29,098	$(75,457)	$(58,768)

Services received or funding for expenditures	130,159	88,877	40,993

Corporate allocations, including income tax provision(1)	7,216	13,148	8,420

Cash transfers for acquisitions	-	-	-

Net Increase (decrease) in Oil States net investment	$166,473	$26,568	$(9,355)

(1)

Corporate allocations includes the general corporate expense allocations of $6.1 million, $5.0 million and $3.9 million for the years ended December 31, 2013, 2012 and 2011, respectively, the impact of the income tax provision, the allocation of corporate insurance premiums, and the attribution of certain assets and liabilities that have historically been held at the Oil States corporate level, but which are specifically identifiable or otherwise allocable to us. The attributed assets and liabilities are included in Accommodations’ combined balance sheets.

Cash in the presented combined balance sheets primarily represents cash held locally by entities included in Accommodations’ combined financial statements. Transfers of cash to and from Oil States’ are reflected as a component of Oil States net investment on the combined balance sheets. All significant intercompany transactions between Accommodations and Oil States have been included in these combined financial statements. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as Oil States net investment.

ACCOMMODATIONS BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

17.     Valuation Allowances

Activity in the valuation accounts was as follows (in thousands):

	Balance at	Charged to	Deductions	Translation	Balance at
	Beginning	Costs and	(net of	and Other,	End of
	of Period	Expenses	recoveries)	Net	Period
Year Ended December 31, 2013:
Allowance for doubtful accounts receivable	$1,118	$2,628	$(7)	$(83)	$3,656
Year Ended December 31, 2012:
Allowance for doubtful accounts receivable	$1,604	$174	$(665)	$5	$1,118
Year Ended December 31, 2011:
Allowance for doubtful accounts receivable	$1,793	$1,492	$(1,630)	$(51)	$1,604

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Oil States International, Inc.:

We have audited the accompanying balance sheet of OIS Accommodations SpinCo Inc. (SpinCo) as of December 31, 2013 and the statements of changes in stockholder’s equity and cash flows. These financial statements are the responsibility of SpinCo’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of SpinCo’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SpinCo's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of OIS Accommodations SpinCo Inc. at December 31, 2013 and its cash flows for the period from October 8, 2013 (date of inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

March 18, 2014

OIS ACCOMMODATIONS SPINCO INC.

BALANCE SHEET

DECEMBER 31, 2013

ASSETS
Current assets:
Cash	$10
Total assets	$10

STOCKHOLDER'S EQUITY
Common stock, par value $.01, 1,000 shares authorized, issued and outstanding	$10
Total stockholder's equity	$10

The accompanying notes are an integral part of these financial statements.

OIS ACCOMMODATIONS SPINCO INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the Period from October 8, 2013 (date of inception) to December 31, 2013

	Common stock

	Shares	Amount	Total
Balance, October 8, 2013	-	$-	$-

Issuance of common stock	1,000	10	10

Balance, December 31, 2013	1,000	$10	$10

The accompanying notes are an integral part of these financial statements.

OIS ACCOMMODATIONS SPINCO INC.

STATEMENT OF CASH FLOWS

For the Period from October 8, 2013 (date of inception) to December 31, 2013

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from collection of related party note receivable	$10
Net cash provided by financing activities	10

Net change in cash	10

Cash at the beginning of the period	-
Cash at the end of the period	$10

Non-cash activity:
Issuance of stock for note receivable	$10

The accompanying notes are an integral part of these financial statements.

OIS ACCOMMODATIONS SPINCO INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.     Organization, Operations and Basis of Presentation

OIS Accommodations SpinCo Inc. (“SpinCo”) is a Delaware corporation formed on October 8, 2013 to operate the accommodations business of Oil States International, Inc. (Oil States), which provides remote site accommodations, logistics and facility management services to the global natural resource industry, with operations primarily focused in Canada, Australia and the United States. In connection with its formation, SpinCo issued 1,000 shares of its common stock, representing a 100% interest, to Oil States for total consideration of $10 in the form of a promissory note. See Note 3.

Oil States intends to distribute, on a pro rata, basis, shares of SpinCo common stock to the Oil States stockholders to be completed in accordance with a separation and distribution agreement between Oil States and SpinCo. (the “Spin-off.”). The separation and distribution agreement will govern the terms of the separation of the accommodations business from Oil States’ other businesses. The separation and distribution agreement will provide for Oil States and SpinCo to transfer specified assets and liabilities between the companies that will operate the accommodations business after the distribution. As a result of this transfer, SpinCo will own all assets and liabilities primary related to the accommodations business.

Subsequent to the spin-off, SpinCo will immediately begin to operate the accommodations business and begin to incur costs as a result of becoming an independent, publicly traded company. Accordingly, these financial statements are not indicative of our future performance and do not reflect what SpinCo’s results of operations, financial position and cash flows would have been had SpinCo operated the accommodations business and operated as an independent, publicly traded company during the period from October 8, 2013 (date of inception) to December 31, 2013.

Other than the settlement of the note receivable from Oil States described below, there have been no other transactions involving SpinCo as of December 31, 2013.

2.     Summary of Significant Accounting Principles

Our significant accounting policies are summarized below.

Basis of accounting

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes demand deposits with financial institutions.

Fair value of financial instruments

The fair value of financial instruments, which primarily include cash are carried at amounts that approximate their fair value due to the short-term nature of these amounts.

Commitments and contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. We are not aware of any litigation or other contingencies that would have an adverse impact on our financial statements.

3.     Note Receivable from Parent

On October 8, 2013, in connection with the initial capitalization of SpinCo, Oil States International, Inc. issued SpinCo a promissory note for the principal sum of $10 in exchange for 1,000 shares of SpinCo common stock. The promissory note is accounted for at cost, which approximates its fair value, had an annual interest rate of 2.75% and was due on demand. This note was paid in full by Oil States on October 14, 2013.

4.     Subsequent Events

We evaluated subsequent events through March 18, 2014; the date the financial statements were available to be issued.